                                                Filed Pursuant to Rule 424(b)(3)
                                                  SEC Registration No. 333-57383

PROSPECTUS                                                            [SAP LOGO]

                             SAP AKTIENGESELLSCHAFT
                         SYSTEME, ANWENDUNGEN, PRODUKTE
                            IN DER DATENVERARBEITUNG
               (incorporated in the Federal Republic of Germany)

      OFFER TO EXCHANGE AMERICAN DEPOSITARY SHARES FOR ANY AND ALL OF THE

                      RULE 144A AMERICAN DEPOSITARY SHARES

            THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
     12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 23, 1998, UNLESS EXTENDED.

     SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP" and, together with its subsidiaries, the "Company"), a stock corporation organized under the laws of the Federal Republic of Germany ("Germany"), hereby offers, upon the terms and conditions set forth in this Prospectus (the "Prospectus") and the related Letter of Transmittal (the "Letter of Transmittal") (which together constitute the "Exchange Offer"), to exchange four American Depositary Shares ("ADSs"), each representing one-twelfth of one non-voting preference share, without nominal value (the "Preference Shares" or the "Underlying Shares"), for each outstanding American Depositary Share (collectively, the "Rule 144A ADSs") issued in the Prior Offerings (as hereinafter defined), each representing one-third of one Preference Share (each a "Rule 144A Underlying Share"). Up to 3,010,416 ADSs, representing 250,868 Preference Shares, will be issued if all Rule 144A ADSs are tendered pursuant to the Exchange Offer. The Rule 144A ADSs were initially offered and sold in prior offerings in May 1995 (the "May 1995 Prior Offering") and in August 1996 (the "August 1996 Prior Offering" and, together with the May 1995 Prior Offering, the "Prior Offerings"). Each of the Prior Offerings was made in the United States to qualified institutional buyers ("QIBs") in reliance on, and subject to restrictions imposed pursuant to, Rule 144A ("Rule 144A") under the United States Securities Act of 1933, as amended (the "Securities Act"). The August 1996 Prior Offering was also made outside the United States to certain purchasers in offshore transactions in reliance on, and subject to restrictions imposed pursuant to, Regulation S under the Securities Act ("Regulation S"). The Rule 144A ADSs are governed by Rule 144A Deposit Agreements (the "Rule 144A Deposit Agreements") with The Bank of New York, as depositary (the "Rule 144A Depositary") under each of the Rule 144A Deposit Agreements. The Company's application to list the ADSs on the New York Stock Exchange has been approved. SAP expects that the ADSs will be listed on the New York Stock Exchange approximately seven business days after the consummation of the Exchange Offer. See "The Exchange Offer." For United States federal and German income tax purposes, the Exchange Offer will not be treated as a taxable exchange. See "Income Tax Considerations." The Rule 144A Depositary has agreed, solely in connection with tenders of the Rule 144A ADSs pursuant to the Exchange Offer, to waive the surrender fee of up to U.S.$5.00 per 100 Rule 144A ADSs otherwise payable by holders of Rule 144A ADSs under the Rule 144A Deposit Agreements. Surrenders made otherwise than pursuant to this Exchange Offer will be subject to such surrender fee. See "Important Notice to Holders and Beneficial Owners of Rule 144A ADSs."
                                                   (continued on following page)
                            ------------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN
             CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE ADSS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. MAKING ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

     The Exchange Offer is subject to certain conditions. See "The Exchange Offer -- Conditions." The Company reserves the right to terminate the Exchange Offer at any time prior to the Expiration Date upon the occurrence of any such conditions. In addition, subject to compliance with the applicable rules of the SEC, the Company may amend the terms of the Exchange Offer at any time prior to the Expiration Date. Tenders of Rule 144A ADSs may be withdrawn at any time prior to the Expiration Date. See "The Exchange Offer -- Withdrawal Rights."

                 The date of this Prospectus is June 24, 1998.

(continued from preceding page)

     The ADSs offered hereby are substantially identical to the Rule 144A ADSs except that (i) the Rule 144A ADSs are only accepted for quotation in the United States on the National Association of Securities Dealers, Inc.'s Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") system whereas the ADSs may be eligible for listing on a United States national securities exchange or quotation on a United States automated inter-dealer quotation system and (ii) resale of the ADSs will not be subject to the restrictions contained in the Rule 144A Deposit Agreements.

     Based on interpretations by the staff of the United States Securities and Exchange Commission (the "SEC") issued to unaffiliated third parties, the ADSs issued pursuant to the Exchange Offer in exchange for the Rule 144A ADSs may be offered for resale, resold and otherwise transferred by holders thereof without complying with the registration and prospectus delivery provisions of the Securities Act, provided that such holder (i) is not an "affiliate" or "promoter" (as such terms are defined in Rule 405 under the Securities Act) of the Company, (ii) is not participating in, and has no arrangement or understanding with any person to participate in, a distribution of the ADSs to be received in the Exchange Offer, (iii) is not a broker-dealer that purchased the Rule 144A ADSs in the Prior Offerings for resale pursuant to Rule 144A or another available exemption under the Securities Act, and (iv) is acquiring the ADSs in the ordinary course of such holder's business. Holders of Rule 144A ADSs wishing to accept the Exchange Offer must represent to the Company that such conditions have been met.

     If any holder of Rule 144A ADSs does not satisfy each of the foregoing conditions, such holder will not be entitled to rely on the foregoing SEC staff interpretations. See "The Exchange Offer -- Resales." To the extent that Rule 144A ADSs are tendered and accepted in the Exchange Offer, the trading market for untendered Rule 144A ADSs will be adversely affected. Upon commencement of the Exchange Offer, the Company intends to direct the Rule 144A ADS Depositary to terminate each of the Rule 144A Deposit Agreements in accordance with its terms, which will eliminate the trading market for untendered Rule 144A ADSs. See "Important Notice to Holders and Beneficial Owners of Rule 144A ADSs."

     Each broker-dealer that receives ADSs for its own account pursuant to the Exchange Offer must acknowledge, among other things, that it will deliver a prospectus in connection with any resale of such ADSs. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of ADSs received in exchange for Rule 144A ADSs where such Rule 144A ADS were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 30 days after the Expiration Date (as defined below), it will make this Prospectus available to any such broker-dealer for use in connection with such resale. See "Plan of Distribution."

     The Exchange Offer is not conditioned upon any minimum number of Rule 144A ADSs being tendered. The Exchange Offer will expire at 12:00 Midnight, New York City time, on July 23, 1998, unless extended (the "Expiration Date"). Subject to the terms and conditions of the Exchange Offer, including the reservation of certain rights by the Company and the right of holders of Rule 144A ADSs to withdraw tenders at any time prior to the Expiration Date, Rule 144A ADSs validly tendered and not withdrawn will be accepted promptly after the Expiration Date. Subject to such terms and conditions, (a) American Depositary Receipts ("ADRs") evidencing the ADSs to be issued and exchanged for validly tendered Rule 144A ADSs will be recorded in records maintained by (i) The Depository Trust Company ("DTC") or its nominee or (ii) institutions that have accounts with DTC or (b) at the request of the holder, certificated ADRs evidencing such ADSs will be mailed by the Exchange Agent (as hereinafter defined) promptly after acceptance of the tendered Rule 144A ADSs.

                               TABLE OF CONTENTS

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ENFORCEMENT OF CIVIL LIABILITIES............................    1
IMPORTANT NOTICE TO HOLDERS AND BENEFICIAL
     OWNERS OF RULE 144A ADSs...............................    1
EXCHANGE AGENT..............................................    2
EXCHANGE OFFER SUMMARY......................................    3
  The Company...............................................    3
  Purpose of the Exchange Offer.............................    3
  The Exchange Offer........................................    3
  The Preference Shares Represented by the ADSs.............    5
RISK FACTORS................................................    6
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.............   14
THE EXCHANGE OFFER..........................................   14
  Purpose of the Exchange Offer.............................   14
  Terms of the Exchange Offer...............................   14
  Conditions................................................   15
  Certain Effects of the Exchange Offer.....................   16
  Expiration and Extensions.................................   16
  How to Tender.............................................   17
  Resales...................................................   17
  Terms and Conditions of the Letter of Transmittal.........   18
  Withdrawal Rights.........................................   19
  Acceptance of Tenders.....................................   19
  Exchange Agent............................................   19
  Solicitation of Tenders; Expenses.........................   20
PLAN OF DISTRIBUTION........................................   20
RECENT DEVELOPMENTS.........................................   20
INCOME TAX CONSIDERATIONS...................................   21
  United States Taxes.......................................   21
  German Taxes..............................................   21
LEGAL MATTERS...............................................   22
EXPERTS.....................................................   22
ADDITIONAL INFORMATION......................................   22

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                        TABLE OF CONTENTS -- (CONTINUED)

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

                                       ii
                        TABLE OF CONTENTS -- (CONTINUED)

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APPENDIX: FORM 20-F
Presentation of Financial Information.......................    1
Forward-Looking Statements May Prove Inaccurate.............    1
Glossary of Certain Defined Terms...........................    3
Part I......................................................    5
  Item 1.  Description of Business..........................    5
  Item 2.  Description of Property..........................   18
  Item 3.  Legal Proceedings................................   18
  Item 4.  Control of Registrant............................   19
  Item 5.  Nature of Trading Market.........................   21
  Item 6.  Exchange Controls and Other Limitations Affecting
           Security Holders.................................   23
  Item 7.  Taxation.........................................   24
  Item 8.  Selected Consolidated Financial Data.............   30
  Item 9.  Management's Discussion and Analysis of Financial
  Condition and
            Results of Operations...........................   34
  Item 9A. Quantitative and Qualitative Disclosure About
           Market Risk......................................   44
  Item 10. Directors and Officers of Registrant.............   46
  Item 11. Compensation of Directors and Officers...........   48
  Item 12. Options to Purchase Securities from Registrant or
           Subsidiaries.....................................   48
  Item 13. Interest of Management in Certain Transactions...   50
Part II.....................................................   51
  Item 14. Description of Securities to be Registered.......   51
Part III....................................................   63
  Item 15. Defaults Upon Senior Securities*.................   63
  Item 16. Changes in Securities and Changes in Security for
  Registered Securities and
            Use of Proceeds*................................   63
Part IV.....................................................   63
  Item 17. Financial Statements**...........................   63
  Item 18. Financial Statements.............................   63
  Item 19. Financial Statements and Exhibits................   63

---------------

* Omitted because the Item is inapplicable or the answer is negative. ** The Registrant has responded to Item 18 in lieu of this Item.

THIS PROSPECTUS CONTAINS A REGISTRATION STATEMENT ON FORM 20-F OF SAP DATED THE DATE HEREOF (THE "FORM 20-F"), WHICH IS INCLUDED HEREIN AS AN APPENDIX HERETO AND IS INCORPORATED INTO, AND CONSTITUTES A PART OF, THIS PROSPECTUS. IMPORTANT INFORMATION CONCERNING THE COMPANY AND THE ADSS IS INCLUDED THEREIN.
                            ------------------------

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "INTEND," "MAY," "WILL" AND "EXPECT" AND SIMILAR EXPRESSIONS AS THEY RELATE TO THE COMPANY OR ITS BUSINESS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. ACTUAL RESULTS, PERFORMANCES OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DESCRIBED BELOW UNDER THE HEADING "RISK FACTORS" AS WELL AS THE FACTORS DESCRIBED ELSEWHERE IN THIS PROSPECTUS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES.
                            ------------------------

     No person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities other than the securities to which it relates or an offer to exchange or a solicitation of an offer to exchange such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since the date hereof.

     The Company will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Rule 144A ADSs.

     In this Prospectus, references to "U.S.$" or "Dollars" are to United States Dollars and references to "DM" or "Marks" are to German Deutsche Marks. Certain amounts which appear in this Prospectus may not sum because of rounding adjustments. The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on June 18, 1998 was DM 1.7927 per U.S.$1.00.

                        ENFORCEMENT OF CIVIL LIABILITIES

     SAP is a stock corporation (Aktiengesellschaft) organized under the laws of Germany. All members of SAP's Supervisory Board (Aufsichtsrat) and Executive Board (Vorstand) are non-residents of the United States. A substantial portion of the assets of such persons and the Company are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons or the Company or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the securities laws of the United States. According to Michael Junge, head of the Company's Legal Department, the enforcement in Germany of civil liabilities predicated solely upon the securities laws of the United States in original actions or in actions for enforcement of judgments of U.S. courts is uncertain. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany.

                   IMPORTANT NOTICE TO HOLDERS AND BENEFICIAL
                            OWNERS OF RULE 144A ADSS

     The Rule 144A Deposit Agreements provide, among other matters, for the issuance of Rule 144A ADSs and the execution and delivery of Rule 144A ADRs, the distribution of dividends, other distributions and rights with respect to the Rule 144A Underlying Shares and the mailing of certain reports and notices to holders of Rule 144A ADSs. Each of the Rule 144A Deposit Agreements provides that, whenever so directed by the Company, the Rule 144A ADS Depositary will terminate the applicable Rule 144A Deposit Agreement by mailing notice of such termination to owners of the Rule 144A ADRs at least 90 days prior to the date fixed in such notice for such termination.

     UPON COMMENCEMENT OF THE EXCHANGE OFFER, THE COMPANY INTENDS TO DIRECT THE RULE 144A ADS DEPOSITARY TO TERMINATE EACH OF THE RULE 144A DEPOSIT AGREEMENTS IN ACCORDANCE WITH ITS TERMS, AND NOTICE OF SUCH TERMINATION IS EXPECTED TO BE MAILED TO ALL HOLDERS OF RULE 144A ADSS.

     If any Rule 144A ADRs remain outstanding after the date of termination of the Rule 144A Deposit Agreements, the Rule 144A ADS Depositary thereafter will discontinue the registration of transfers of such Rule 144A ADRs, will suspend the distribution of dividends to the owners of such Rule 144A ADRs and will not give any further notices or perform any further acts under the Rule 144A Deposit Agreements, except the collection of dividends and other distributions pertaining to the Rule 144A Underlying Shares, the sale of rights and other property as provided in the Rule 144A Deposit Agreements and the delivery of Rule 144A Underlying Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for any such Rule 144A ADRs surrendered to the Rule 144A ADS Depositary. Pursuant to the Rule 144A Deposit Agreements, holders with Rule 144A ADSs remaining outstanding after such termination will be subject to
(i) the U.S.$5.00 per 100 Rule 144A ADSs surrender fee payable in connection with the delivery of Rule 144A Underlying Shares underlying such Rule 144A ADSs,
(ii) the U.S.$.02 per Rule 144A ADS distribution fee payable in connection with any cash distribution made pursuant to the Rule 144A Deposit Agreements, (iii) any applicable taxes or governmental charges and (iv) any expenses for the account of the owner of such Rule 144A ADRs in accordance with the terms and conditions of the applicable Rule 144A Deposit Agreement. At any time after the expiration of one year from the date of termination of the Rule 144A Deposit Agreements, the Rule 144A ADS Depositary may sell the Rule 144A Underlying Shares and hold uninvested the net proceeds of any such sale, together with any cash then held by it under the Rule 144A Deposit Agreements, unsegregated and without liability for interest, for the pro rata benefit of the Rule 144A ADR Owners that have not theretofore surrendered such Rule 144A ADRs.

     In addition, the Rule 144A Depositary has agreed, solely in connection with the issuance of ADSs pursuant to the Exchange Offer, to waive surrender fees otherwise payable under the terms of the Rule 144A Deposit Agreements.

                                 EXCHANGE AGENT

     The Bank of New York has agreed to provide certain services as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. Holders of Rule 144A ADSs who require assistance should contact the Exchange Agent at 101 Barclay Street, 22nd Floor West, New York, New York 10286, Attention: ADR Administration. Tel: (212) 815-2367, Fax: (212) 571-3050.

                             EXCHANGE OFFER SUMMARY

     The following is a summary of certain terms of the Exchange Offer and certain of the other information contained in this Prospectus. It is not intended to be complete and is qualified in its entirety by more detailed information contained elsewhere in this Prospectus. Any capitalized terms used, but not defined, herein shall have the respective definitions set forth elsewhere in this Prospectus and in the Form 20-F.

THE COMPANY

     The Company is a leading international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses. The Company's primary products, the R/3 System and the R/2 System (the "Systems"), are designed to provide customers with a palette of standard business solutions arranged in applications which provide integrated enterprise-wide processing of business work flows. Additionally, the Company provides independent industry-specific solutions, independent business solutions, custom components and the necessary technological infrastructure to support complementary software solutions. The Company has many strategic partners that offer complementary software, services and hardware. The Company's services include consulting, support and training.

     On December 31, 1997, the Company had more than 13,000 System installations in over 8,500 customers ranging in size from multinational enterprises to medium- and smaller-sized businesses. For the year ended December 31, 1997, the Company's sales revenues were approximately DM 6.02 billion as compared to DM
3.72 billion for the year ended December 31, 1996, with net income after taxes of DM 925.4 million and DM 568 million, respectively. The Company consists of SAP and its network of approximately 50 operating subsidiaries and has a presence or representative in approximately 90 countries.

PURPOSE OF THE EXCHANGE OFFER

     SAP currently has unrestricted American Depositary Shares, each representing one-third of one Preference Share (the "Unrestricted ADSs"), and Rule 144A ADSs outstanding. The Unrestricted ADSs are governed by a Deposit Agreement, dated as of September 12, 1995, which will be amended and restated to reflect the fact that the facility is being upgraded to a Level II American Depositary Receipt facility. The Exchange Offer provides holders of Rule 144A ADSs with an opportunity to receive securities which may be eligible for listing on a United States national securities exchange or quotation on a United States automated inter-dealer quotation system and which will generally be freely transferable by the holders thereof without registration or any prospectus delivery requirement under the Securities Act. It is anticipated that the ADSs will be more widely held and more actively traded than the Rule 144A ADSs have been. The Company's purpose in making the Exchange Offer is to provide holders of Rule 144A ADSs with freely transferable securities and to eliminate duplicative American Depositary Receipt facilities.

THE EXCHANGE OFFER

Exchange Ratio.............  Four ADSs for each Rule 144A ADS.

Expiration Date............  12:00 Midnight, New York City time, on July 23,
                             1998, unless extended.

Rule 144A ADSs.............  As of June 18, 1998, there were 752,604 Rule 144A
                             ADSs outstanding.

ADSs.......................  3,010,416 ADRs will be issued and outstanding upon the issuance of ADSs in connection with the Exchange Offer (assuming all outstanding Rule 144A ADSs are tendered and accepted and no Preference Shares were deposited with, and Rule 144A ADSs were surrendered to, the applicable Rule 144A ADS Depositary after June 18, 1998).

Trading....................  The Rule 144A ADSs are currently accepted for quotation in the National Association of Securities Dealers, Inc.'s PORTAL system. The ADSs may be eligible for listing on a United States national securities exchange or quotation on a United States inter-dealer quotation system. The Company's application to list the ADSs on the New York Stock Exchange has been approved. SAP expects that the ADSs will be listed on the New York Stock Exchange approximately seven business days after the consummation of the Exchange Offer.

Terms and Conditions of the
  Exchange Offer...........  The Company's obligation to consummate the Exchange
                             Offer is subject to certain terms and conditions.

Withdrawal Rights..........  Tenders of Rule 144A ADSs may be withdrawn at any time prior to the Expiration Date.

How to Tender..............  Tendering holders of Rule 144A ADSs must either (i)
                             complete and sign a Letter of Transmittal, have their signatures guaranteed if required, forward the Letter of Transmittal and any other required documents to the Exchange Agent, and tender such Rule 144A ADSs pursuant to the procedures for book-entry transfer, or (ii) request a broker, dealer, bank, trust company or other nominee to effect the transaction for them. Beneficial owners of Rule 144A ADSs registered in the name of a broker, dealer, bank, trust company or other nominee must contact such institution to tender their Rule 144A ADSs. Certain provisions have also been made for holders of Rule 144A ADSs who cannot comply with the procedure for book-entry transfer on a timely basis. Questions regarding how to tender and requests for information should be directed to the Exchange Agent.

Resales....................  Based on interpretations by the staff of the SEC issued to unaffiliated third parties, the ADSs issued pursuant to the Exchange Offer for the Rule 144A ADSs may be offered for resale, resold and otherwise transferred by holders thereof without complying with the registration and prospectus delivery provisions of the Securities Act, provided the holder satisfies certain conditions, including that the holder is not participating in, does not intend to participate in, and has no arrangement or understanding with any person to participate in, a distribution of the ADSs to be received in the Exchange Offer. Each broker-dealer that receives ADSs for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such ADSs. See "The Exchange Offer -- Resales."

Waiver of Surrender Fees...  The Rule 144A ADS Depositary has agreed, solely in connection with tenders of Rule 144A ADSs pursuant to the Exchange Offer, to waive the surrender fees otherwise payable by holders of the Rule 144A ADSs under the Rule 144A Deposit Agreements.

Acceptance of Tenders......  Subject to the terms and conditions of the Exchange
                             Offer, including the reservation of certain rights by the Company, Rule 144A ADSs validly tendered pursuant to the Exchange Offer will be accepted promptly after the Expiration Date. Subject to such terms and conditions, (a) beneficial interests in ADRs evidencing ADSs to be issued in exchange for validly tendered Rule 144A ADSs will be recorded in records maintained by (i) DTC or its nominee or
                             (ii) institutions that have accounts at DTC or (b) at the request of the holder, certificated ADRs evidencing ADSs will be mailed by the Exchange Agent promptly after acceptance of the tendered Rule 144A ADSs. Although the Company does not currently intend to do so, if it modifies the terms of the Exchange Offer prior to the

                             Expiration Date, such modified terms will be available to all holders of Rule 144A ADSs, whether or not their Rule 144A ADSs have been tendered prior to such modification. Any material modification will be disclosed in accordance with the applicable rules of the SEC and, if required, the Exchange Offer will be extended to permit holders of ADSs adequate time to consider such modification.

Exchange Agent.............  The Bank of New York.

THE PREFERENCE SHARES REPRESENTED BY THE ADSS

Ranking....................  The Preference Shares rank equally with the
                             Company's ordinary shares, without nominal value (the "Ordinary Shares"), with respect to liquidation rights and preemptive rights. As described below, the Preference Shares have the right to receive dividends that are greater than the dividends paid on the Ordinary Shares. The holders of Preference Shares do not have any voting rights except as described below.

Dividends..................  Dividends are jointly proposed by the Company's
                             Supervisory Board and Executive Board, subject to approval by holders of Ordinary Shares, and are officially declared in respect of the prior year at the annual general shareholders' meeting. If so proposed and approved, a holder of Preference Shares is entitled to a cumulative annual preferred dividend which exceeds the annual dividend paid to a holder of Ordinary Shares by an amount equal to DM 0.05 per Preference Share but in any event no less than DM 0.05 per Preference Share. See "Item
                             14. Description of Securities to be
                             Registered -- Description of Preference
                             Shares -- Dividend and Liquidation Rights."

Voting Rights..............  Holders of Preference Shares are generally not entitled to vote at general meetings of SAP's shareholders. Under the German Stock Corporation Act (Aktiengesetz), the holders of Preference Shares (i) are entitled to vote upon matters affecting their preferential rights and (ii) will have the same voting rights as the holders of Ordinary Shares if (x) the preferential dividend is not paid in full for a year and (y) the shortfall is not made up in the following year or the following year's preferential dividend is not paid in full. Any vote taken on matters adversely affecting the preferential rights of the holders of Preference Shares requires a majority of 75% of votes cast in the meeting of holders of Preference Shares at which the vote is taken. See "Item 14. Description of Securities to be
                             Registered -- Description of Preference
                             Shares -- Voting Rights."

Liquidation Preference.....  The Preference Shares are not entitled to a preference in liquidation but rank pari passu with the Ordinary Shares with respect to their rights to liquidation proceeds. See "Item 14. Description of Securities to be Registered -- Description of Preference Shares -- Dividend and Liquidation Rights."

                                  RISK FACTORS

     Prospective investors in the ADSs offered hereby should consider all of the information contained in this Prospectus, including the risk factors set forth below. The discussion below contains forward-looking statements that involve risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," "intend," "may," "will" and "expect" and similar expressions as they relate to the Company or its business are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described below, as well as factors discussed elsewhere in this Prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

HIRING AND RETENTION OF EMPLOYEES

     The Company's success is dependent upon its ability to attract and retain highly skilled managerial, research and development, technical (e.g., customer service) and marketing personnel. The Company's success could be adversely affected if senior managers or other such personnel were to leave the Company and qualified replacements were not available. The Company has announced plans to increase substantially its number of employees worldwide. Competition for skilled personnel in the software industry is intense. In addition, most of the Company's current key employees are subject to employment agreements which (i) do not contain post-employment noncompetition agreements and (ii) in the case of most of the Company's existing employees outside of Germany, permit the employees to terminate their employment on relatively short notice. There can be no assurance that the Company will continue to be able to attract and retain the personnel it requires to develop and market new and enhanced products or to market and service its existing products and conduct its operations successfully, and any inability to do so could have a material adverse effect on the Company's business, results of operations, financial condition or cash flows. In addition, the Company may experience increased compensation costs in order to attract and retain skilled employees.

MANAGEMENT OF GROWTH

     During the past several years, the Company has experienced rapid and substantial growth throughout its global operations, with sales revenues increasing from DM 3,722.2 million in 1996 to DM 6,017.5 million in 1997 and the number of its employees increasing from 9,202 at December 31, 1996 to 12,856 at December 31, 1997. There can be no assurance that, if the Company's growth continues at a similar pace, the Company can effectively organize, train, supervise, integrate and utilize its personnel throughout its global presence, or that the level or quality of service to its customers will be adequate to satisfy their expectations or, especially with respect to the performance of any of the Company's partners or other third parties, be satisfactorily monitored and controlled. Any inability to manage growth effectively could have a material adverse effect on the Company's business, results of operations, financial condition or cash flows. See "-- Risks Associated with International Operations."

COMPETITIVE ENVIRONMENT; RAPID TECHNOLOGICAL CHANGE

     The software industry is intensely competitive. The Company has global, regional and local competitors. Some of the Company's competitors and many of the Company's potential competitors are involved in a wider range of businesses, and some competitors and potential competitors have a larger installed customer base for their products than the Company, enhancing their ability to compete with the Company.

     The Company's primary products, the R/3 System and the R/2 System, are designed to provide customers with a palette of standard business solutions arranged in applications which provide integrated enterprise-wide processing of business work flows. There are many other companies engaged in the research, development and marketing of standard application software and associated applications development tools and decision support products, some of which may develop (or may have already developed) an overall concept which may be perceived to be as good as or better than the Company's Systems. As a result, competition, including with respect to product quality, consulting and support services and prices, could increase substantially and result in price reductions or loss of market share.

     Since the launch of the Company's R/3 System in the early 1990s, several competitors have entered the market offering enterprise-wide, client/server business application software. The Company believes that its experience with business process applications, its increasingly flexible, component-based installation options, and its focus on industry specific solutions give it a competitive advantage, but there can be no assurance that the Company's strategies will prove to be successful. Historically, most of the Company's competitors provided solutions which covered certain functional areas, offering the customer a software application product designed for a specific business or manufacturing process. Such products compete with individual functions offered by the Company. The Company's competitors have already broadened, or are implementing plans to broaden, the scope of their business activities into other areas of the market. A successful niche competitor may be able to capitalize upon the success of a niche product by developing and marketing broader system applications in competition with the Company. Niche competitors may also benefit from alternative delivery systems, such as the Internet, to become more competitive with the Company. Therefore, there can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors in the marketplace. Such inability to compete could have an adverse effect on the Company's business, results of operations and financial position.

     The Company's success will also depend in part on its ability to continue to develop and introduce to the market (at or close to the time announced) product enhancements and new solutions which respond to the rapid changes in hardware and software technology and telecommunications. In addition, the Company must respond to changes in customers' business practices and needs. For example, the Company believes that supply chain system accessibility will be subject to growing customer demand and is devoting substantial resources to the development of product enhancements and new applications to address that demand. There can be no assurance that the development of these or any other Company products will be completed in a timely manner, or at all, in order to compete with products offered by its competitors. Nor can there be any assurance that the Company will be successful in anticipating and developing product enhancements or new solutions to adequately address changing technologies and customer requirements, or that any such enhancements or solutions will be successful in the marketplace. The Company's failure to anticipate and develop technological improvements, to adapt its products to technological change, emerging industry standards and customer requirements or to produce high quality products, enhancements and releases in a timely manner in order to compete with applications offered by its competitors, could have a material adverse effect on the Company's business, results of operations, competitive position and financial condition. See "Item 1. Description of Business -- Competitive Environment."

IMPLEMENTATION TIME AND COSTS; NEW PRODUCTS

     Implementation of the Company's Systems is a process involving a significant commitment of resources by the Company's customers and is subject to a number of significant risks over which the Company has little or no control. Some of the Company's customers have incurred significant third-party consulting costs and experienced protracted implementation times in connection with the purchase and installation of the Company's products. The Company believes that these costs and delays were due in many cases to the fact that, in connection with the implementation of the R/3 System, these customers conducted extensive business re-engineering projects involving complex changes relating to business processing within the customer's own organization. However, criticisms regarding these additional costs and protracted implementation times have been directed at the Company, and there have been, from time to time, shortages of Company-trained consultants available to assist customers in the implementation of its products. While the Company believes that its products can be installed as efficiently as comparable software offered by its competitors, it has established initiatives offering accelerated installation support and fixed fees for the R/3 System installation projects. There can be no assurance that such protracted installation times or criticisms of the Company will not continue, that shortages of Company-trained consultants will not occur or that the costs of installation projects will not exceed the fixed fees being charged by the Company. The occurrence of such protracted installation times, criticisms, shortages or excesses may have a material adverse effect on the business, results of operations, financial condition or cash flows of the Company.

     Product enhancements or new solutions, which are typically made available to the market through new releases of the Company's existing Systems, can require long development and testing periods to achieve market acceptance, which may result in delays in the scheduled introduction of such products. Such enhancements or solutions may sometimes contain a number of undetected errors or "bugs" when they are first released. In the first year following the introduction of certain releases, the Company has devoted resources, primarily consultants, to work with customers to correct such errors. Although the Company extensively tests each release before introducing it to the market, there can be no assurance that similar errors will not be found in future releases, with the possible result that significant resources may be needed in order to correct such errors. Significant undetected errors or delays in new products or new versions of a product may affect market acceptance of the Company's products and could have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

RELIANCE ON THIRD-PARTIES

     The Company has entered into agreements with a number of leading computer software and hardware vendors and telecommunications providers to research and to develop jointly the compatibility of certain of the software and hardware products produced by such vendors with the Company's products. In addition, the Company has supplemented its consulting and support services (in the areas of product implementation, training and maintenance) through "alliance partnerships" with third-party hardware and software vendors, systems integrators and major accounting firms and other consulting firms. Most of these agreements and partnerships are of relatively short duration and all are nonexclusive. There can be no assurance that these third parties or partners, most of which have similar arrangements with the Company's competitors and some of which also produce their own standard application software in competition with the Company, will continue to cooperate with the Company when such agreements or partnerships expire or are up for renewal. In addition, there can be no assurance that such third parties or partners will provide high quality service. The failure to obtain high quality service or to renew such agreements or partnerships could adversely affect the ability of the Company to continue to develop product enhancements and new solutions which keep pace with anticipated changes in hardware and software technology and telecommunications and could adversely affect the Company's business, results of operations, financial condition or cash flows.

GENERAL ECONOMIC AND MARKET CONDITIONS

     The licensing of the Company's software products is normally only one element of a significant capital investment by a customer in business information systems. This investment typically also includes hardware and telecommunications procurement, implementation and training and often a major re-engineering of the customer's corporate business practices. Such investments often constitute a major portion of the customer's overall corporate services budget, and the amount customers are willing to invest in acquiring and implementing such systems has tended to vary in cycles that reflect overall economic conditions. A recession or other difficulty in the economies where the Company licenses its products, including the United States, European and Asian economies, could have a material adverse effect on the Company's business, operating results, financial condition or cash flows.

     The Company has reassessed, and continues to closely monitor, its international business risks due to recent economic and political conditions in the Asian-Pacific region. During 1997, 1.7% of the Company's revenues were derived from Asian-Pacific countries that the Company believes to be subject to significant economic and currency exchange risks (Indonesia, Thailand, Malaysia, the Philippines and Korea). Other Asian-Pacific countries (Japan, Australia, New Zealand, Singapore, India, China and Taiwan) accounted for 11.7% of the Company's revenues during 1997. Although the Company does not believe that the conditions in the Asian-Pacific region will materially impact its business based upon management's most current evaluation of the present situation, there can be no assurance that the current economic or political conditions in the Asian-Pacific region will not worsen or that the situation will not negatively impact the Company's business, financial condition, results of operations or cash flows.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

     The Company relies on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and nondisclosure agreements, confidentiality agreements and technical measures to establish and protect its rights in its software products. There can be no assurance that these protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Despite the Company's efforts, it may also be possible for third parties to copy certain portions of the Company's products or reverse-engineer or obtain and use information that the Company regards as proprietary. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or Germany. Accordingly, there can be no assurance that the Company will be able to protect its proprietary software against unauthorized third-party copying or use, which could adversely affect the Company's competitive position.

     Some of the Company's competitors may have been more aggressive than the Company in applying for or obtaining patent protection for innovative proprietary technologies. The Company has a patent program; however, no patents have yet issued, although the Company has a number of patent applications pending for inventions claimed by the Company. There can be no assurance that, in the future, patents of third parties will not preclude the Company from utilizing a technology in its products or require the Company to enter into royalty and licensing arrangements on terms that are not favorable to the Company. In addition, there can be no assurance that, in the future, a third party will not assert that the Company's technology violates its patents, copyrights or trade secrets. The defense of any such claims can be time consuming for management personnel and expensive and the settlement or adverse resolution thereof could require the Company to enter into royalty and licensing arrangements, which could have a material adverse effect on the Company's business, results of operations, financial condition or cash flows. See "Item 1. Description of Business -- Intellectual Property, Proprietary Rights and Licenses."

SUBSTANTIAL CONTROL BY MAJOR SHAREHOLDERS

     The individual and family holdings of SAP's three principal shareholders (the "Principal Shareholders"), together with the respective holdings of two non-profit foundations over which two of the Principal Shareholders respectively exercise voting control (the "Related Entities"), constituted in the aggregate 64.59% of the outstanding Ordinary Shares as of June 18, 1998. The Principal Shareholders, a family member of one of the Principal Shareholders and the Related Entities have informed the Company that they are parties to a Pooling Agreement (the "Pooling Agreement") to vote 50.003% of the outstanding Ordinary Shares as a block, thereby enabling them, among other things, to elect 50% of the members of the Supervisory Board (representing 100% of the members that are elected by shareholders rather than employees). The Principal Shareholders, their respective families and the Related Entities will retain the voting power to approve most matters requiring approval by the shareholders of the Company, including approving the amount of dividends to be paid on the Ordinary Shares and the Preference Shares and approval of certain mergers and other significant corporate transactions, such as a sale of substantially all of the Company's assets. The Pooling Agreement also contains certain restrictions on transfer, and may have the effect of delaying or preventing a change in control of the Company. See "Item 4. Control of Registrant" and "Item 14. Description of Securities to be Registered."

VOLATILITY OF STOCK PRICE

     The Company participates in a dynamic industry that is intensely competitive and the trading prices of the Preference Shares and the ADSs may experience significant volatility. The current trading price of the Preference Shares reflects certain expectations about the future performance and growth of the Company. There can be no assurance that the Company will be able to meet those expectations. In addition, the Company's revenues can vary, sometimes substantially, from quarter to quarter, causing significant variations in operating results during certain quarters. The Company has generally realized lower revenues from license fees in the first, second and third quarters of the year than in the fourth quarter of the previous year. See "-- Variability of Quarterly Operating Results."

     Accordingly, the Company's future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Any shortfall in revenue or earnings from levels projected by securities analysts could have an immediate and significant adverse effect on the trading price of the Preference Shares or the ADSs in any given period. Additionally, the Company may not be able to confirm any such shortfalls until late in the quarter or following the end of the quarter because license agreements are often executed late in a quarter. Finally, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations, which have often been unrelated to individual company operating performance. The trading price of the Preference Shares or the ADSs may fluctuate in response to the announcement of new products or product enhancements by the Company or its competitors, technological innovation by the Company or its competitors, quarterly variations in the Company's or its competitors' results of operations, changes in revenue and revenue growth rates on a consolidated basis or for specific geographic areas, business units, products or product categories, speculation in the press or analyst community and general market conditions specific to particular industries. Such fluctuations may adversely affect the market price of the Company's Preference Shares or the ADSs.

     The Preference Shares have from time to time experienced extreme price fluctuation. For example, after the Company announced in October 1996 that it had not achieved expected securities analysts' results for the third quarter of 1996, the price of the Preference Shares declined 28% in three weeks despite the Company's announcement of record sales and higher net income for such quarterly period. There can be no assurance that the trading price of the Preference Shares or the ADSs will not continue to fluctuate widely in response to variations in operating results, announcements of technological innovations or new products by the Company or its competitors, as well as other factors. See "Item 5. Nature of Trading Market."

SHARES AVAILABLE FOR FUTURE SALE

     The Principal Shareholders, their respective families and the Related Entities own beneficially a majority of the outstanding Ordinary Shares. The sale of a large number of Ordinary Shares by any of such shareholders could have a negative effect on the trading price of the Preference Shares or the ADSs. Except for certain transfer restrictions and rights of first refusal contained in the Pooling Agreement, SAP is not aware of any restrictions on the transferability of the shares owned by the Principal Shareholders, any of their family members or any Related Entity.

     In 1994, the Company sponsored an employee convertible bond program (the "1994 Program") under which (i) convertible bonds, each with a nominal amount of DM 5 and convertible into one Preference Share (the "1994 Bonds"), were issued to German employees and (ii) participation rights (the "Rights") were issued to non-German employees, which Rights relate to the Preference Shares underlying 1994 Bonds issued to a special purpose vehicle. Upon the exercise of a Right, the special purpose vehicle converts the 1994 Bonds into Preference Shares and the Preference Shares are promptly sold on the open market in order to obtain cash to pay the value of the exercised Right. The 1994 Bonds are convertible and the Rights are exercisable, in each case, on each June 30, July 31, August 31, September 30, October 31 and November 30, until June 30, 2004. Under the 1994 Program, DM 20 million in 1994 Bonds were issued and, at June 18, 1998, 23.5% of the 1994 Bonds remained outstanding and 941,761 Preference Shares would be issued upon the conversion thereof. In light of the significant appreciation in market value of the Preference Shares since the inception of the 1994 Program, a large number of German employees may choose to convert their 1994 Bonds in the future and sell the Preference Shares, and a large number of non-German employees may exercise their Rights in the future thus causing a large number of Preference Shares to be sold in the market. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries -- 1994 Program."

CURRENCY EXCHANGE RATE FLUCTUATIONS EFFECTS

     A significant portion of the Company's business is conducted in currencies other than the Mark. Of the Company's consolidated revenues in 1997 and 1996, approximately 81% and 75%, respectively, were attributable to non-German operations and translated into Marks. As a consequence, period to period changes in the average exchange rate in a particular currency can significantly affect revenues and operating income denominated in that currency. In general, appreciation of the Mark relative to another currency has an adverse effect on revenues and operating income denominated in that currency, while depreciation of the Mark has a positive effect on revenues and operating income denominated in the non-Mark currency. SAP's subsidiaries generally are required, pursuant to the terms of their licensing agreements with SAP, to pay SAP a royalty equivalent to a percentage of the product fees paid to them by their customers in the currency of such fees within 90 days following the end of the month in which the subsidiary recognizes the revenue. These inter-company royalties payable to SAP are generally denominated in the respective subsidiary's local currency in order to centralize the foreign currency risks with SAP in Germany. The delay between the date when the subsidiary records product revenue and the date when payment is made to SAP by such subsidiary exposes the Company to the risk of loss due to currency fluctuation.

     Since approximately 81% of the Company's 1997 revenues is from countries other than Germany and denominated in currencies other than the Mark, the Company has significant exposure to the risk of currency fluctuations, especially to fluctuations in the value of the Dollar, Japanese Yen, the Swiss Franc, the British Pound Sterling, the Canadian Dollar and the Australian Dollar. Conversely, increases in the value of the Dollar, or other currencies, relative to the Mark may positively affect earnings, although such positive effects may be only short-term in nature. During 1997, the appreciation of currencies other than the Mark had a 10% favorable impact on consolidated earnings over 1996. The Company continually monitors its exposure to currency risk and pursues a Company-wide foreign exchange risk management policy and may hedge such risks with certain financial instruments. However, such hedging would not necessarily be wholly effective since the Company's full year earnings as of each December 31 are adjusted by reference to exchange rates in effect as of that date. There can be no assurance, therefore, that exchange rate fluctuations will not have a material adverse effect upon the Company's financial condition or results of operations. See "Item 9A. Quantitative and Qualitative Disclosure about Market Risk."

     The currency in which the Preference Shares are traded is Marks. While the currency in which the ADSs are traded will be Dollars, the trading price of the ADSs is expected to be largely based upon the trading price of the underlying Preference Shares in its principal trading market in the Frankfurt Stock Exchange. Therefore, currency fluctuations between the Dollar and the Mark may have an adverse effect upon the value of the ADSs. Cash dividends payable to holders of ADSs will be paid to the Depositary in Marks and, subject to certain exceptions, will be converted by the Depositary into Dollars for payment to such holders. The amount of dividends received by the holders of ADSs, therefore, will also be affected by fluctuations in exchange rates as well as by the specific exchange rate used by the Depositary (which may incorporate fees charged thereby). See "Item 14. Description of Securities to be Registered -- Description of ADSs."

VARIABILITY OF QUARTERLY OPERATING RESULTS

     The Company's net revenues and operating results can vary, sometimes substantially, from quarter to quarter. The Company's revenues in general, and in particular its license revenues, are difficult to forecast for a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions, (iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets, (vi) seasonality of a customer's technology purchases and (vii) other general economic and market conditions. Historically, the Company's business, as is common in the software industry, has experienced its highest revenues in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 1997, 1996 and 1995 first quarter revenues being lower than revenues in the prior year's fourth quarter. The Company believes that this trend will continue and expects that its operating results will peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. Because the Company's operating expenses are based upon anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in recognition of revenue could result in significant variations in the Company's operating results from quarter to quarter.

     The Company plans to increase expenditures in order to fund continued build-up of international operations, greater levels of research and development, a larger direct and indirect sales and marketing staff, development of new distribution and resale channels, and broader customer support capability. Such increases in expenditures will depend, among other things, upon ongoing results and evolving business needs. To the extent such expenses precede or are not subsequently followed by increased revenues, the Company's operating results would be materially adversely affected. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     The Company's products are currently marketed in over 90 countries, with Germany, the rest of Europe and the Americas being the Company's principal markets. In 1997, revenues derived from outside Germany totaled DM 4,868 million, representing approximately 81% of the Company's total revenues. Sales in the Company's principal markets are subject to risks inherent in international business activities, including, in particular, general economic conditions in each country, overlap of differing tax structures, management of an organization spread over various jurisdictions, unexpected changes in regulatory requirements, exchange rate fluctuations and compliance with a variety of foreign laws and regulations. Other general risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

     In order to support the growth of the Company's business in international markets, the Company expects to continue to incur significant costs to build infrastructure ahead of anticipated revenues. As a result of this expansion, the Company must continue to implement and improve its operational and financial control systems and to expand, train and manage its employee base and relationships with third-party implementation providers. These factors have placed, and are expected to continue to place, a significant strain on the Company's management and operations. There can be no assurance that the Company's international operations will continue to be successful or that the Company will be able to manage effectively the increased level of operations. The inability to manage these activities effectively would have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

YEAR 2000 ISSUES

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. The Company has performed extensive testing to validate that the R/3 System and the R/2 System are Year 2000 compliant. This testing process was monitored and certified by the Technischer Uberwachungs Verein e.V. (TUV) to verify that such testing processes were sufficient to determine that the software is Year 2000 compliant. The Company's internal business information systems primarily comprise the same commercial application software products generally offered for license by the Company to end-user customers. Therefore, except as discussed in the next succeeding paragraph, the Company does not expect any Year 2000 compliance issues to arise related to the Systems. However, there can be no assurance that the Company's Systems will operate properly in the Year 2000. Such failure of the Company's Systems to be Year 2000 compliant could have an adverse effect on the Company's business, results of operations, financial condition or cash flows.

     The Company utilizes third-party vendor network equipment, telecommunication products, and other third-party software products which may or may not be Year 2000 compliant. The Company has in place a plan which identifies the third-party software products which must be upgraded and provides for a timetable with respect to completion of these upgrades. Such plan contemplates system upgrades from existing vendors. The Company has requested assurances from such third-party software vendors that plans are in process to make necessary modifications to achieve compliance with Year 2000 processing requirements. The Company does not expect that the cost of such upgrades will be material and does not anticipate a material disruption in its operations, capital resources or cash flows as a result of such upgrades. However, there can be no assurance that the software products supplied to the Company by such third-party vendors will achieve Year 2000 compliance in a timely manner. Failure of any critical technology components to operate properly in the Year 2000 may have an adverse impact on the Company's business, results of operations, financial condition or cash flows.

     The Company is aware of three lawsuits against other software vendors concerning Year 2000 compliance. Since this area of law is relatively new, the Company cannot predict how it will be affected. There can be no assurance that the Company will not be the subject of a lawsuit concerning Year 2000 compliance. A lawsuit of this nature, with or without merit, could have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

     The Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues in a variety of ways. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company. Many potential customers may also choose to defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus resulting in potentially stalled market sales within the industry. Conversely, Year 2000 issues may cause other companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for software products. There can be no assurance that such customers will purchase support services from the Company or that they will upgrade beyond their current version of the Company's software once their current software suppliers reach compliance. Any of the foregoing could result in a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

EURO CURRENCY

     Beginning in January 1999, a new currency called the "EURO" is scheduled to be introduced in certain Economic and Monetary Union ("EMU") countries. By June 30, 2002 at the latest, all participating EMU countries are expected to be operating with the EURO as their single currency. As a result, in less than one year, computer software used by many companies headquartered or maintaining a subsidiary in a participating EMU country is expected to be EURO-enabled, and in less than four years all companies headquartered or maintaining a subsidiary in an EMU country will need to be EURO-enabled. The Company intends to convert all of SAP's share capital and its financial accounting and reporting currency into the EURO by January 1, 1999. The transition to the EURO will involve changing budgetary, accounting and fiscal systems in companies and public administration, as well as the simultaneous handling of parallel currencies and conversion of legacy data. Uncertainty exists as to the effects the EURO will have on the marketplace. Additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with respect to the EURO. The Company is monitoring the rules and regulations as they become known in order to make any changes to its software products that the Company deems necessary to comply with such rules and regulations. The R/3 System and the R/2 System are designed to fully accommodate the implementation of the EURO, and the Company believes that it will be able to accommodate any required EURO changes in its software products. However, there can be no assurance that, once the final rules and regulations are completed, the Company's software will contain all of the necessary changes or meet all of the EURO requirements. Any inability to comply with the EURO requirements could have an adverse effect on the Company's business, operating results, financial condition or cash flows.

NO PRIOR PUBLIC MARKET FOR ADSS OR PREFERENCE SHARES IN THE UNITED STATES

     Prior to the Exchange Offer, there has been only a very limited public market for the Rule 144A ADSs and no public market for the ADSs or the Preference Shares in the United States. There can be no assurance that an active public market for the ADSs will develop upon completion of the Exchange Offer or, if it develops, that such market will be sustained.

ENFORCEABILITY OF UNITED STATES JUDGMENTS

     SAP is a stock corporation (Aktiengesellschaft) organized under the laws of Germany. All members of SAP's Supervisory Board (Aufsichtsrat) and Executive Board (Vorstand) are non-residents of the United States. A substantial portion of the assets of such persons and the Company are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons or the Company or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This Prospectus, including the Form 20-F included herein, contains forward-looking statements that involve risks and uncertainties. When used in this prospectus, the words "anticipate," "believe," "estimate," "intend," "may," "will" and "expect" and similar expressions as they relate to the Company or its business are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described above under the heading "Risk Factors," as well as the factors discussed elsewhere in this Prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

                               THE EXCHANGE OFFER

     The predecessor company to SAP was incorporated under the laws of Germany in 1972. SAP became a stock corporation (Aktiengesellschaft) in 1988. Its principal executive offices are located at NeurottstraSSe 16, 69190 Walldorf, Germany. Its telephone number is 49-6227-7-47474.

PURPOSE OF THE EXCHANGE OFFER

     The Company's purpose in making the Exchange Offer is to provide holders of Rule 144A ADSs with freely transferable securities and to eliminate duplicative American Depositary Receipt facilities. The Exchange Offer provides holders of Rule 144A ADSs with an opportunity to receive securities which may be eligible for listing on a United States national securities exchange or quotation on a United States automated inter-dealer quotation system and which will generally be freely transferable by the holders thereof without registration or any prospectus delivery requirement under the Securities Act. The Company's application to list the ADSs on the New York Stock Exchange has been approved. SAP intends to have the ADSs listed approximately seven business days after the consummation of the Exchange Offer. The Exchange Offer should provide holders of Rule 144A ADSs with the ability to effect, for United States federal and German income tax purposes, a tax-free exchange of such Rule 144A ADSs, which are subject to trading limitations, for ADSs, which the Company anticipates will be more widely held and more actively traded than the Rule 144A ADSs have been.

TERMS OF THE EXCHANGE OFFER

     The Company hereby offers, upon the terms and conditions set forth herein and in the Letter of Transmittal, to exchange four ADSs for each outstanding Rule 144A ADS. The Rule 144A ADSs were initially offered and sold in the Prior Offerings. At June 18, 1998, there were 752,604 Rule 144A ADSs outstanding. The Exchange Offer is not conditioned upon any minimum number of Rule 144A ADSs being tendered.

     The ADSs will be registered under the Securities Act. The Company's application to list the ADSs on the New York Stock Exchange has been approved. The Company expects that the ADSs will be listed on the New York Stock Exchange approximately seven business days after the consummation of the Exchange Offer.

     The Exchange Offer will expire at 12:00 Midnight, New York City time, on July 23, 1998, unless extended. The term "Expiration Date" means 12:00 Midnight, New York City time, on July 23, 1998, unless the Company, in its sole discretion, notifies the Exchange Agent that the period of the Exchange Offer has been extended, in which case the term "Expiration Date" means the latest time and date on which the Exchange Offer as so extended will expire. See
"-- Expiration and Extensions."

     Holders of Rule 144A ADSs who wish to exchange such Rule 144A ADSs for ADSs and who validly tender Rule 144A ADSs by complying with the book-entry transfer procedures described below and, in each case, who furnish the Letter of Transmittal and any other required documents to the Exchange Agent, will have
(i) ADRs evidencing their ADSs recorded in records maintained by DTC or its nominee or institutions that have accounts with DTC (each an "Eligible Institution") or (ii) at the request of such holder contained in the Letter of Transmittal, certificated ADRs evidencing their ADSs mailed by the Exchange Agent as ordered by such holder, promptly after such tender is accepted by the Company. Subject to the terms and conditions of the Exchange Offer, validly tendered Rule 144A ADSs will be accepted promptly after the Expiration Date. Subject to the applicable rules of the SEC, however, the Company reserves the right to delay acceptance of tendered Rule 144A ADSs, or to terminate the Exchange Offer upon the occurrence of certain conditions. See "-- Conditions." The Company's reservation of the right so to delay acceptance of tendered Rule 144A ADSs or so to terminate the Exchange Offer is subject to the provisions of Rules 13e-4(f)(5) and 14e-1(c) under the United States Securities and Exchange Act of 1934, as amended (the "Exchange Act"), which require that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination, expiration or withdrawal of a tender offer.

     In addition, the Company reserves the right to waive any condition or otherwise amend the Exchange Offer in any respect. If any amendment or waiver by the Company of the Exchange Offer constitutes a material change in the information previously disclosed to the holders of Rule 144A ADSs, the Company will, in accordance with the applicable rules of the SEC, disseminate promptly disclosure of such change in a manner reasonably calculated to inform holders of such change. If it is necessary to permit an adequate dissemination of information regarding such material change, the Company will extend the Exchange Offer to permit an adequate time for holders of Rule 144A ADSs to consider the additional information.

CONDITIONS

     Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, SAP will not be required to cause the issuance of ADSs in respect of any validly tendered Rule 144A ADSs not accepted and may terminate the Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service) and, subject to compliance with the applicable rules of the SEC, delay the acceptance of the tendered Rule 144A ADSs if any material change occurs which is likely to affect the Exchange Offer, including, but not limited to, the following:

          (a) there shall be instituted or threatened any action or proceeding before any court or governmental agency challenging the Exchange Offer or otherwise directly or indirectly relating to the Exchange Offer;

          (b) there shall occur any development in any pending action or proceeding which, in the sole judgment of SAP, would or might (i) prohibit, restrict or delay consummation of the Exchange Offer, or (ii) impair the contemplated benefits of the Exchange Offer;

          (c) any statute, rule or regulation shall have been proposed or enacted, or any action shall have been taken by any governmental authority, which, in the reasonable judgment of SAP, would or might (i) prohibit, restrict or delay consummation of the Exchange Offer, or (ii) impair the contemplated benefits of the Exchange Offer;

          (d) there shall occur any change, or development involving a prospective change, which has had or may have a material adverse effect on the Exchange Offer; or

          (e) there exists, in the reasonable judgment of SAP, any actual or threatened legal impediment (including a default under an agreement, indenture or other instrument or obligation to which the Company is a party or by which it is bound) to the consummation of the transactions contemplated by the Exchange Offer.

     SAP expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Rule 144A ADSs upon the occurrence of any of the foregoing conditions. In addition, SAP may amend the Exchange Offer at any time prior to the Expiration Date if any of the conditions set forth above occur. Moreover, regardless of whether any of the foregoing conditions occurs, SAP reserves the right to amend the Exchange Offer in any manner prior to the Expiration Date, although it has no current intention to do so.

     The foregoing conditions are for the sole benefit of SAP and may be waived by SAP, in whole or in part, in its reasonable discretion. Any determination made by SAP concerning an event, development or circumstance described or referred to above will be final and binding on all parties to the Exchange Offer. If any such waiver constitutes a material change to the Exchange Offer, SAP will promptly disclose any such waiver by means of a prospectus supplement that will be distributed to all holders of Rule 144A ADSs and will extend the Exchange Offer for a period of five to ten business days, depending upon the manner of disclosure to such holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

CERTAIN EFFECTS OF THE EXCHANGE OFFER

     Because the Exchange Offer is for any and all Rule 144A ADSs, the number of Rule 144A ADSs tendered in the Exchange Offer will reduce the number of outstanding Rule 144A ADSs. As a result, the liquidity of any remaining Rule 144A ADSs may be substantially reduced. Moreover, the intended termination of the Rule 144A Deposit Agreements described under the caption "Important Notice to Holders and Beneficial Owners of Rule 144A ADSs" on page 1 of this Prospectus will eliminate the trading market for such remaining Rule 144A ADSs. The holder of any Rule 144A ADSs that remain outstanding after the expiration of the Exchange Offer will have the option, prior to the termination of the applicable Rule 144A Deposit Agreements and subject to certain provisions thereof, (1) to sell its Rule 144A ADSs in an offshore transaction in accordance with Regulation S or to a person it reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, or (2) to withdraw the Rule 144A Underlying Shares in each case subject to transaction and other costs as set forth in the applicable Rule 144A Deposit Agreement. The holder of Rule 144A ADSs that remain outstanding after the expiration of the Exchange Offer may also sell its Rule 144A ADSs pursuant to the exemption from registration under the Securities Act provided by Rule 144, if available. Holders of Rule 144A ADSs remaining outstanding after such termination will be subject to (i) the U.S.$5.00 per 100 Rule 144A ADSs surrender fee payable in connection with the delivery of Rule 144A Underlying Shares, (ii) the U.S.$.02 per Rule 144A ADS distribution fee payable in connection with any cash distribution made pursuant to the applicable Rule 144A Deposit Agreement, (iii) any applicable taxes or governmental charges and (iv) any expenses for the account of the owner of such Rule 144A ADRs in accordance with the terms and conditions of the applicable Rule 144A Deposit Agreement. At any time after the expiration of one year from the date of termination, the Rule 144A ADS Depositary may sell the Rule 144A Underlying Shares and hold the net proceeds of any such sale, together with any cash then held by it under the applicable Rule 144A Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the Rule 144A ADR holders that have not theretofore surrendered such Rule 144A ADRs.

EXPIRATION AND EXTENSIONS

     The Exchange Offer will expire at 12:00 Midnight, New York City time, on July 23, 1998, unless extended by SAP. During any extension of the Exchange Offer, all Rule 144A ADSs previously tendered pursuant to the Exchange Offer will remain subject to the Exchange Offer (and to the withdrawal rights of the holders thereof as specified herein). The Exchange Offer may be extended by oral or written notice from SAP to the Exchange Agent at any time or from time to time, on or prior to the date then fixed for the expiration of the Exchange Offer. Public announcement of any extension of the Exchange Offer will be timely made by

SAP, but, unless otherwise required by applicable law or regulation, SAP will not have any obligation to communicate such public announcement other than by making a release to the Dow Jones News Service.

HOW TO TENDER

     A holder of Rule 144A ADSs may tender by properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and any other required documents and delivering such documents to the Exchange Agent on or prior to the Expiration Date, and effecting the tender of Rule 144A ADSs by book-entry transfer on or prior to the Expiration Date. Unless otherwise indicated on the properly completed and executed Letter of Transmittal, beneficial interests in ADRs evidencing ADSs to be issued in exchange for validly tendered Rule 144A ADSs will be recorded in records maintained by DTC or its nominee, or institutions that have accounts with DTC.

     Any financial institution which is a participant in DTC may make book-entry delivery of Rule 144A ADSs by causing DTC to transfer such Rule 144A ADSs into the Exchange Agent's account at DTC in accordance with DTC's procedure for such transfer. Although delivery of Rule 144A ADSs may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal, with any required signature guarantees and any other required documents, must in any case be transmitted to and received by the Exchange Agent on or prior to the Expiration Date at its addresses set forth below under "-- Exchange Agent." Delivery of documents to DTC does not constitute delivery to the Exchange Agent. All references in this Prospectus to deposit or delivery of shares shall be deemed to include DTC's book-entry delivery method.

     THE METHOD OF DELIVERY OF RULE 144A ADSS AND ALL OTHER DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE HOLDER.

     A tender will be deemed to have been received as of the date when the tendering holder's duly signed Letter of Transmittal, accompanied by the receipt of timely confirmation of a book-entry transfer of Rule 144A ADSs into the Exchange Agent's account at DTC, is received by the Exchange Agent.

     Any whole number of Rule 144A ADSs may be tendered. Tendering holders may tender less than all of the Rule 144A ADSs they hold provided they appropriately indicate such fact on the Letter of Transmittal. The tender of fractional Rule 144A ADSs will not be accepted.

     SAP reserves the right to determine all questions as to tenders, including the date of receipt of a tender, the propriety of execution of any document, and other questions as to the validity, form, eligibility or acceptability of any tender. SAP reserves the right to reject any tender not in proper form or otherwise not valid or the acceptance for exchange of which may, in the opinion of SAP's counsel, be unlawful or to waive any irregularities or conditions, and SAP's interpretation of the terms and conditions of the Exchange Offer (including the instructions on the Letter of Transmittal) will be final. SAP shall not be obligated to give notice of any defects or irregularities in tenders and shall not incur any liability for failure to give any such notice. The Exchange Agent may, but shall not be obligated to, give notice of any irregularities or defects in tenders and shall not incur any liability for any failure to give any such notice. Rule 144A ADSs shall not be deemed to have been duly or validly tendered unless and until all defects and irregularities have been cured or waived. Improperly tendered Rule 144A ADSs delivered by book-entry transfer within DTC will be credited to the account maintained within DTC by the participant in DTC which delivered such shares, promptly after the Expiration Date (unless irregularities and defects are timely cured or waived).

RESALES

     Based on interpretations by the staff of the SEC issued to unaffiliated third parties, the ADSs issued pursuant to an exchange offer may be offered for resale, resold and otherwise transferred by holders thereof without complying with the registration and prospectus delivery provisions of the Securities Act, provided that such holder (i) is not an "affiliate" or "promoter" (as such terms are defined in Rule 405 under the Securities Act) of the Company, (ii) is not participating in and has no arrangement or understanding with any person to participate in a distribution of the ADSs to be received in the Exchange Offer,
(iii) is not a broker-dealer that purchased the Rule 144A ADSs in the Prior Offerings for resale pursuant to Rule 144A or another available exemption under the Securities Act, and (iv) is acquiring the ADSs in the ordinary course of such holder's business. Holders of Rule 144A ADSs wishing to accept the Exchange Offer must represent to the Company that such conditions have been met.

     Each broker-dealer that receives ADSs for its own account as a result of market-making activities or other trading activities pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such ADSs. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of ADSs received in exchange for Rule 144A ADSs, which such broker-dealer must represent were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 30 days after the Expiration Date, it will make this Prospectus available to any such broker-dealer for use in connection with such resale. See "Plan of Distribution."

     If any holder of Rule 144A ADSs does not satisfy any of the foregoing conditions, such holder will not be entitled to rely on the foregoing SEC staff interpretations.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The Letter of Transmittal contains, among other things, certain terms and conditions, which are summarized below and are part of the Exchange Offer.

     Tendering Rule 144A ADSs and execution of the Letter of Transmittal are deemed to constitute the representation and agreement that the tendering holder, if not a broker-dealer, (or, if different, the beneficial owner) of Rule 144A ADSs is not engaged in, and does not intend to engage in, a distribution of the ADSs to be received in the Exchange Offer.

     Timely confirmation of a book-entry transfer of Rule 144A ADSs to the Exchange Agent must be received by the Exchange Agent, with the Letter of Transmittal and any other required documents, by 12:00 Midnight, New York City time, on or prior to July 23, 1998, unless extended. By execution and delivery of a Letter of Transmittal and any other required documents, the party tendering the Rule 144A ADSs for exchange will sell, assign and transfer the Rule 144A ADSs to the Rule 144A ADS Depositary and will irrevocably constitute and appoint the Exchange Agent as such holder's agent and attorney-in-fact to cause the Rule 144A ADSs to be transferred and exchanged, subject only to the withdrawal rights described below. Pursuant to the Letter of Transmittal, such holder will warrant that it has full power and authority to tender, exchange, sell, assign and transfer the Rule 144A ADSs and to acquire the ADSs issuable upon the exchange of such tendered Rule 144A ADSs, that the Rule 144A ADS Depositary will acquire good and unencumbered title to the tendered Rule 144A ADSs, free and clear of all liens, restrictions, charges and encumbrances, and that the Rule 144A ADSs tendered for exchange are not subject to any adverse claims or proxies when accepted by SAP. Such holder will also warrant that it will, upon request, execute and deliver any additional documents deemed by SAP or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the tendered Rule 144A ADSs. All authority conferred or agreed to be conferred in the Letter of Transmittal by such holder will survive the death or incapacity of such holder and any obligation of such holder shall be binding upon the heirs, personal representatives, successors and assigns of such holder.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptability of any tender will be determined by SAP, in its sole discretion, and such determination will be final and binding. Unless waived by SAP, irregularities and defects must be cured by the Expiration Date. SAP will pay all security transfer taxes, if any, applicable to the transfer and exchange of Rule 144A ADSs tendered except that, if delivery of ADSs in exchange for surrendered Rule 144A ADSs is to be made to a person other than the registered holder(s) of the surrendered Rule 144A ADSs or if surrendered Rule 144A ADSs are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the Company will not be responsible for any security transfer taxes (whether imposed on the registered holder(s) or such other person or otherwise) payable on account of the transfer to or from such other person.

WITHDRAWAL RIGHTS

     All tenders of Rule 144A ADSs may be withdrawn at any time prior to the Expiration Date. To be effective, notice of withdrawal must be timely received by an Exchange Agent at the address set forth below under "-- Exchange Agent." Any notice of withdrawal must specify the person named in the Letter of Transmittal as having tendered the number of Rule 144A ADSs to be withdrawn. Any notice of withdrawal must specify the name and number of the participant's account at DTC to be credited with the withdrawn Rule 144A ADSs. The Exchange Agent will return the properly withdrawn Rule 144A ADSs as soon as practicable following receipt of notice of withdrawal. All questions as to the validity, including time of receipt, of notices of withdrawal will be determined by SAP, and such determination will be final and binding on all parties.

ACCEPTANCE OF TENDERS

     Subject to the terms and conditions of the Exchange Offer, including the reservation of certain rights by SAP, Rule 144A ADSs tendered with a properly executed Letter of Transmittal and all other required documentation, and not withdrawn, will be accepted promptly after the Expiration Date. Subject to such terms and conditions, (a) beneficial interests in ADRs evidencing ADSs to be issued in exchange for properly tendered Rule 144A ADSs will be recorded in records maintained by (i) DTC or its nominee or (ii) institutions that have accounts with DTC or (b) at the request of the tendering holder contained in the Letter of Transmittal, certificated ADRs evidencing ADSs to be issued in exchange for properly tendered Rule 144A ADSs will be mailed by the Exchange Agent as ordered by such holder promptly after the acceptance of the tendered Rule 144A ADSs. Acceptance of tendered Rule 144A ADSs will be effected by the delivery of a notice to that effect by SAP to the Exchange Agent. Subject to the applicable rules of the SEC, SAP, however, reserves the right to delay acceptance of tendered Rule 144A ADSs upon the occurrence of any of the conditions set forth above under "-- Conditions." Reservation of the right to delay acceptance of tendered Rule 144A ADSs is subject to the provisions of Rules 13e-4(f)(5) and 14e-1(c) under the Exchange Act, which require that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination, expiration or withdrawal of a tender offer.

     Although SAP does not currently intend to do so, if it modifies the terms of the Exchange Offer, such modified terms will be available to all holders of Rule 144A ADSs, whether or not their Rule 144A ADSs have been tendered prior to such modification. Any material modification will be disclosed in accordance with the applicable rules of the SEC and, if required, the Exchange Offer will be extended to permit holders of Rule 144A ADSs adequate time to consider such modification.

     The tender of Rule 144A ADSs will constitute acceptance by the tendering holder of the terms and conditions of the Exchange Offer. SAP's acceptance for exchange of Rule 144A ADSs tendered pursuant to the Exchange Offer will constitute a binding agreement between the tendering holder and SAP upon the terms and subject to the conditions of the Exchange Offer.

EXCHANGE AGENT

     The Bank of New York has been appointed Exchange Agent for the Exchange Offer. Letters of Transmittal must be addressed to the Exchange Agent as follows:

  If by Hand, Express Mail or       Facsimile Transmission                If by Mail:
      Overnight Courier:               Telephone Number:
     The Bank of New York             Fax: (212) 815-6213            The Bank of New York
      101 Barclay Street              Tel: (800) 507-9357               P.O. Box 11248
   New York, New York 10286                                          Church Street Station
Attention: Receive and Deliver                                   New York, New York 10286-1248
            Window                                              Attention: Tender and Exchange
                                                                          Department

     Delivery to other than the above will not constitute a valid delivery.

                                                                        APPENDIX
================================================================================

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

(MARK ONE)

[X]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
     THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

                     FOR THE FISCAL YEAR ENDED:

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

                         FOR THE TRANSITION PERIOD FROM
                               --------------- TO
                                ---------------

                       COMMISSION FILE NUMBER: 001-14251
                            ------------------------

                             SAP AKTIENGESELLSCHAFT
            SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          FEDERAL REPUBLIC OF GERMANY
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)
                            ------------------------

                               NEUROTTSTRASSE 16
                                 69190 WALLDORF
                          FEDERAL REPUBLIC OF GERMANY
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
                -------------------               -----------------------------------------
    American Depositary Shares, each             New York Stock Exchange
    Representing One-Twelfth of One Non-Voting
    Preference Share, without nominal value

     SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE
ACT: None

     SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the registration statement:

Ordinary Shares, without nominal value......................  60,996,050
Non-Voting Preference Shares, without nominal value.........  43,307,249

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [ ]     No [X]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 [ ]     Item 18 [X]
================================================================================

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PRESENTATION OF FINANCIAL INFORMATION.......................    1

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.............    1

GLOSSARY OF CERTAIN DEFINED TERMS...........................    3

PART I......................................................    5
  Item  1. Description of Business..........................    5
  Item  2. Description of Property..........................   18
  Item  3. Legal Proceedings................................   18
  Item  4. Control of Registrant............................   19
  Item  5. Nature of Trading Market.........................   21
  Item  6. Exchange Controls and Other Limitations Affecting
     Security Holders.......................................   23
  Item  7. Taxation.........................................   24
  Item  8. Selected Consolidated Financial Data.............   30
  Item  9. Management's Discussion and Analysis of Financial
     Condition and
                Results of Operations.......................   34
  Item 9A. Quantitative and Qualitative Disclosure About
     Market Risk............................................   44
  Item 10. Directors and Officers of Registrant.............   46
  Item 11. Compensation of Directors and Officers...........   48
  Item 12. Options to Purchase Securities from Registrant or
     Subsidiaries...........................................   48
  Item 13. Interest of Management in Certain Transactions...   50

PART II.....................................................   51
  Item 14. Description of Securities to be Registered.......   51

PART III....................................................   63
  Item 15. Defaults Upon Senior Securities*.................   63
  Item 16. Changes in Securities and Changes in Security for
     Registered Securities and
                Use of Proceeds*............................   63

PART IV.....................................................   63
  Item 17. Financial Statements**...........................   63
  Item 18. Financial Statements.............................   63
  Item 19. Financial Statements and Exhibits................   63

---------------
 * Omitted because the Item is inapplicable or the answer is negative.

** The Registrant has responded to Item 18 in lieu of this Item.

     SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP" and, together with its subsidiaries, the "Company") was incorporated under the laws of the Federal Republic of Germany ("Germany") in 1972. Where the context requires, "SAP" refers to its predecessors, Systemanalyse und Programmentwicklung GdbR (1972-1976) and SAP, Systeme, Anwendungen, Produkte in der Datenverarbeitung GmbH (1976-1988). SAP became a stock corporation (Aktiengesellschaft) in 1988. The Company's principal executive offices are located at NeurottstraSSe 16, 69190 Walldorf, Germany. Its telephone number is 49-6227-7-47474.

     "SAP," "ABAP/4," "SAP EarlyWatch," "SAP Business Workflow," "R/2," "R/3," "ABAP," "TeamSAP," "BAPI," "SAP SCOPE," "AcceleratedSAP," "ALE," "IBU," "SAPNet," "SAP Aerospace & Defense," "SAP Automotive," "SAP Banking," "SAP Chemical," "SAP Consumer Products," "SAP Engineering & Construction," "SAP Healthcare," "SAP High Tech & Electronics," "SAP Insurance," "SAP Media," "SAP Oil & Gas," "SAP Pharmaceuticals," "SAP Public Sector," "SAP Retail," "SAP Telecommunications" and "SAP Utilities" are trademarks of the Company. This document also contains trademarks of companies other than the Company.

     Unless the context otherwise requires, references in this Registration Statement on Form 20-F ("Form 20-F") to "Ordinary Shares" are to SAP's ordinary shares, without nominal value, and references to "Preference Shares" are to SAP's non-voting preference shares, without nominal value. From August 4, 1988 to July 17, 1995, SAP's share capital consisted of ordinary shares, nominal value DM 50 per share (the "DM 50 Ordinary Shares"), and (on and after June 7,
1990) non-voting preference shares, nominal value DM 50 per share (the "DM 50 Preference Shares"). From July 18, 1995 through June 16, 1998, SAP's share capital consisted of: (i) DM 50 Ordinary Shares and ordinary shares, nominal value DM 5 per share (the "DM 5 Ordinary Shares"); and (ii) DM 50 Preference Shares and non-voting preference shares, nominal value DM 5 per share (the "DM 5 Preference Shares"). Generally, the DM 50 Ordinary Shares were treated as ten DM 5 Ordinary Shares and the DM 50 Preference Shares were treated as ten DM 5 Preference Shares. On May 7, 1998, SAP's shareholders passed a resolution converting SAP's share capital to no nominal value shares in accordance with recently enacted amendments to the German Stock Corporation Act. This resolution took effect on June 16, 1998, when it was recorded in the commercial register in Heidelberg, Germany.

                     PRESENTATION OF FINANCIAL INFORMATION

     In this Form 20-F, references to "U.S.$" or "Dollars" are to United States Dollars and references to "DM" or "Marks" are to German Deutsche Marks. Certain amounts which appear in this Form 20-F may not sum because of rounding adjustments. In this Form 20-F, except as otherwise specified, financial information with respect to the Company has been expressed in Marks or in Dollars; however, the operations of the Company are based primarily in Germany and the Company's consolidated financial statements included herein are expressed in Marks.

     Unless otherwise specified herein, all constant Mark financial data that have been converted into Dollars have been converted at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1997, which was DM 1.7991 per U.S.$1.00. No representation is made that such Mark amounts actually represent such Dollar amounts or that such Mark amounts could have been or could be converted into Dollars at that or any other exchange rate on such date or on any other dates. For information regarding recent rates of exchange between Marks and Dollars, see "Item 8. Selected Consolidated Financial Data -- Exchange Rates." At June 18, 1998, the Noon Buying Rate was DM 1.7927 per U.S.$1.00.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This Form 20-F contains forward-looking statements that involve risks and uncertainties. When used in this Form 20-F, the words "anticipate," "believe," "estimate," "intend," "may," "will" and "expect" and similar expressions as they relate to the Company or its business are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in SAP's Registration Statement on Form F-1, filed with the United States Securities and Exchange Commission (the "SEC") on June 22, 1998, Registration Number 333-57383 (the "Form F-1"), as well as the factors discussed elsewhere in this Form 20-F. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

                       GLOSSARY OF CERTAIN DEFINED TERMS

"ABAP Objects" extends the current ABAP/4 Workbench with object technology and delivers a new extended, virtual machine capable of running both new applications, implemented using ABAP Objects, and all existing ABAP/4 applications.

"Activity Based Costing" or "ABC" allows the benchmarking of processes to be based not only on time requirements but also on costs.

"Advanced Business Application Programming" or "ABAP" is the Company's fourth-generation programming language, which is specifically designed for integrated standard software applications. It also supports all of the steps involved in improving the client/server solution, from prototyping through implementation and testing, to final optimization.

"Application" refers to software designed for a specific purpose to be used by an individual, such as a spreadsheet, which performs mathematical operations, or a planning program that allocates tasks to a timetable.

"Application Link Enabling" or "ALE" enables expanded use of the R/3 System within a company and within a company's business partners and provides the R/3 System with distribution models and technologies for linking business applications across technically independent systems by enabling, among other things, multiple database servers to share transaction update information.

"Business Framework" is offered by the Company as an integrated, open, component-based product architecture that has the flexibility to accept new business processes and is open to other technologies and applications.

"Business Application Programming Interfaces" or "BAPIs" are interfaces to link
     SAP components to one another and SAP components to third party components.

"Component" is a grouping of applications that work together to perform specific tasks. A component can be implemented separately as an element of a user's company-wide software.

"Distributed Component Object Model" or "DCOM" provides a means for users to simultaneously integrate objects (e.g., blocks of information from a spreadsheet, a graphic from a drawing program or an audio clip from a sound program, and blocks of code) from diverse applications.

"Graphical user interface" or "GUI" refers to the display of software on a screen using graphics, symbols and icons rather than text alone. An example of a GUI is Microsoft Corporation's "Windows" format.

"Integration" allows data to flow freely from one corporate area to another without having to pass through time-consuming and trouble prone interfaces. Integration also permits companies to maintain the same data from various sites.

"Open architecture" means that a software product's components can conform to non-proprietary standards of other software suppliers, thus permitting multi-tiered functioning on database servers, application servers, personal computers, workstations or Web-browsers.

"Point Solutions" are one or more functional components such as a general ledger or accounts receivable.

"Real-time" refers to the immediate access to a given piece of data by multiple users throughout the different departments or divisions of a company.

"Relational Database Management Systems" or "RDBMS" allows the R/3 System to have fully integrated products and to utilize the full functionality provided by each of the RDBMSs.

"Scalable architecture" permits a company to size its computer systems based on actual needs and to continually add users and enhance business/decision processes.

"Systems" are the Company's primary products, the R/3 System and the R/2 System, which are designed to provide customers with a palette of standard business solutions arranged in applications which provide integrated enterprise-wide processing of business work flows.

"Three-tier client/server architecture," consisting of the database, the applications and the presentation logic, may run simultaneously on three different physical computers. Distributing these functions among several computers enhances scalability and performance.

"Web" is the Worldwide Web on the Internet.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

     Certain terms used in this "Description of Business" have been given specific meanings or abbreviations set forth in "Glossary of Certain Terms."

OVERVIEW

     The Company is a leading international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses. The Company's mission is to market products and provide services that improve user productivity and add value to its customers by decreasing the total cost of ownership of business application software. The Company believes that its products provide the technological infrastructure to enhance customers' growth and organizational agility. The Company's products include enterprise resource planning software and both complementary and independent business application components. The Company's services include consulting, support and training.

     The Company's primary products are the R/3 System for client/server (distributed) architectures and the R/2 System (together with the R/3 System, the "Systems") for mainframe data processing systems. The Systems are designed to provide customers with a palette of standard business solutions arranged in applications which provide integrated enterprise-wide processing of business workflows. Additionally, the Company provides industry-specific solutions, independent business solutions, custom components and the necessary technological infrastructure to support complementary software solutions. The Company has many strategic partners that offer complementary software, services and hardware.

     On December 31, 1997, the Company had more than 13,000 System installations in over 8,500 customers ranging in size from multinational enterprises to medium- and smaller-sized companies. For the year ended December 31, 1997, the Company's sales revenues were approximately DM 6.02 billion as compared to DM
3.72 billion for the year ended December 31, 1996, with net income after taxes of DM 925.4 million and DM 568 million, respectively. The Company consists of SAP and its network of approximately 50 operating subsidiaries and has a presence or a representative in approximately 90 countries.

STRATEGY

     The Company's business strategy is to increase its profitability and market share by offering software products and services through its business framework approach to enterprise systems. In implementing this strategy, the Company has focused on three primary initiatives: (i) continuous enhancement and improvement of enterprise software that offers customers a total enterprise solution; (ii) providing consulting and support services that effectively meet the customer's needs and reduce the customer's total cost of ownership; and (iii) increasing market penetration of the Company's products.

Enhancing and Improving Products

     The Company's product strategy is to offer customers both total enterprise software solutions and point solutions. The Company seeks to achieve this by (i) enhancing its R/3 System with updated releases which incorporate best business practices and new business processes, (ii) the creation of industry-specific software solutions tailored to meet the functionality needs of targeted vertical industries, (iii) the creation of the necessary technical infrastructure to support the interoperability of complementary software solutions, (iv) the creation of custom components to address specific customer requirements, and (v) the introduction of the Company's independent business components.

     R/3 System Enhancements. The Company continually enhances the R/3 System to run with new database systems and new hardware and software technologies. To this end, the Company is a party to joint development and cooperation agreements with leading hardware and software vendors. In addition, the Company's product development effort is also focused on allowing the R/3 System to process business content provided by third parties and to expand its Internet-enabled applications.

     Industry-Specific Solutions. Industry-specific solutions are designed to address the unique functionality requirements of the Company's targeted vertical industries. These requirements are defined by the Company in conjunction with its partners and its customers in the targeted industries and allow for the specific enhancement of the R/3 System to effectively match the specialized needs of such industries.

     Complementary Software Products. In addition to the R/3 System and the specific industry solutions, the Company has developed a comprehensive technological infrastructure to provide for the interfacing of complementary software products to the Company's underlying R/3 System solution. The Company has developed within the R/3 System more than 400 currently available standard business application programming interfaces ("BAPIs"), which enable multiple outside parties' application components to function with the R/3 System. Through its own distribution channels, the Company also offers its customers certain complementary software products in conjunction with the Company's products.

     Custom Components. In furthering its goal of providing a complete enterprise solution, the Company offers customized software components to address specific functional requirements which are not otherwise addressed by the Company's R/3 System, industry solutions or complementary software infrastructure.

     Independent Business Components. The Company, through various initiatives, intends to offer a number of independent business components. Such components can be utilized in conjunction with the R/3 System or on a stand-alone basis. The Company anticipates that the component family within the SAP Supply Chain Optimization, Planning and Execution ("SAP SCOPE") initiative initially will consist of the SAP Business Information Warehouse, SAP Advanced Planner and Optimizer and the SAP Sales Force Automation Solution. The SAP SCOPE initiative is ongoing and there can be no assurance that the Company will be able to complete or implement the enhancements contemplated by this initiative. It is anticipated that the Company may develop and offer other independent business components based on market requirements.

Consulting and Support Services

     The Company offers a range of consulting and support services, both directly and through partnerships with third parties. A current focus of the Company's efforts is to reduce a customer's total cost of ownership of its enterprise systems. To simplify and speed implementation and use of the R/3 System, the Company seeks to provide increasingly flexible, component-based installation options. The Company has established AcceleratedSAP, a Company-wide initiative that comprises a basket of accelerators, tools, templates and services. The Company believes that AcceleratedSAP has significantly reduced installation times. AcceleratedSAP became available in English to customers worldwide in June 1997, and the Company released French, German and Spanish versions of AcceleratedSAP in the first quarter of 1998. The Company expects to release industry-specific versions of AcceleratedSAP in the future. The Company has an initiative to develop an accelerated upgrade program. The Company intends to design the accelerated upgrade program to include accelerators, tools, templates and services to allow for cost-effective and timely upgrades of R/3 Systems to future R/3 System releases. There can be no assurances that the accelerated upgrade program will be developed or that it will meet its design goals.

     The Company has also established the TeamSAP initiative, which is designed to coordinate the personnel, products and processes necessary for the implementation of the R/3 System. TeamSAP plays an ongoing role in maintaining customers' R/3 Systems even after implementation. As part of the TeamSAP initiative, the Company certifies third-party hardware and software vendors involved in the R/3 System implementation process.

     While the Company generally handles its own marketing, sales, distribution and technical support training, it supplements certain of its consulting and support services through "alliance partnerships" with hardware and software vendors, systems integrators and third-party consultants. The Company also establishes alliance partnerships with smaller systems integrators and third-party consultants with the goal of providing customers with a wide selection of third-party competencies. The role of the alliance partners in the support of the Company's products ranges from pre-sales consulting about business re-engineering to implementation of the R/3 System within the customer's business, to project management and end-user training for customers, and in the case of certain hardware and software vendors, to technology support.

Market Penetration

     The Company's initial marketing and product development efforts focused on large, multinational concerns, including large companies based in Germany and elsewhere in Europe. The Company has expanded its marketing strategy to include medium- and smaller-sized companies. The Company believes that its products and consulting and support services meet important needs of rapidly growing and resource-constrained mid- and small-sized companies. The Company has introduced the Certified Business Solutions ("CBS") program, through which a group of authorized independent distributors markets the R/3 System to small businesses (i.e., generally those with annual revenues of up to U.S.$200 million per year). At December 31, 1997, over 38% of the Company's installed Systems were in small companies. The Company also believes that it can increase market penetration by building upon its experience and expertise in providing business software solutions for a variety of industries.

     The Company currently has a presence or a representative in approximately 90 countries. The Company began operating in the United States in 1988 through SAP America, Inc., a wholly-owned subsidiary. The fastest growing geographic market for the R/3 System has been the United States, where businesses have readily accepted client/server systems. The Company believes that Asia, Eastern Europe and Latin America present opportunities for further growth. However, there can be no assurance that macroeconomic events in these countries or regions, including recent economic and currency exchange turmoil in Asia or elsewhere, will not adversely affect or delay these opportunities.

BACKGROUND

     In the early 1970s, mainframe computer systems had limited data storage capacity. "Batch operation" and "sequential data storage media" (e.g., magnetic tapes or punch-cards) were the norm. Software applications for a given company had to be custom designed to achieve the functionality necessary to address that company's business. It was in this environment that the five founders (the "Founders") established SAP in 1972 with the goal of developing multi-functioned application software as a standard (rather than customized) product designed for real-time, online data processing. The Founders' objective was to allow immediate and continuous updating of computer-stored information by offering multiple users direct access in an easy-to-use format. SAP's first generation of software was introduced in 1973 and consisted of a modest financial accounting application. The Company believes that this initial system represented the first real-time standard software application ever produced. Gradually, over the next several years, new applications such as "Materials Management" and "Asset Management" were added to the initial system and enhancements expanded the functionality of existing applications. At the same time, SAP began to work on integrating various applications within the initial system.

     In 1981, the Company introduced its second generation of application software, the R/2 System. The R/2 System had the capacity to be installed on an enterprise-wide basis, without requiring substantial customization. The R/2 System also reduced bottlenecks by improving and accelerating user access to data. In 1988, the Company anticipated growth in the use of a new hardware technology -- client/server architecture. The three-tier client/server architecture, consisting of the database, the applications and the presentation logic, may run simultaneously on three different physical computers. Distributing these functions among several computers enhances scalability and performance. During this period, the Company designed the initial version of the R/3 System to offer the functionality of the R/2 System in a client/server environment. The R/3 System was brought to the market in the early 1990s.

PRODUCTS

Integrated Business Processes in Distributed Environments

     The Company's R/3 System and R/2 System currently consist of a number of major functional components, each of which contains numerous business process applications. The Systems integrate all of the business application processes through a central logical database, which is designed to eliminate data redundancy and protect data consistency and integrity. Certain multiple country versions of the business process functions, which include multiple languages, currencies, legal regulations and accounting systems, can run on the same database server, which helps to extend a company's functional components beyond national borders. Each of the components is designed to permit separate installation, thereby complementing solutions already in place from other vendors or installation with other components of the Company to form an integrated enterprise-wide information and data processing system. Both the R/3 System and the R/2 System include integrated functions designed to have multilingual capacity (currently more than 22 languages) and the capacity to handle multiple currencies as well as multiple national legal, tax and accounting structures.

R/2 System

     In 1997, the Company introduced Release 6.1 to the R/2 System, which was intended, among other things, to enable the R/2 System to support the latest IBM mainframe architecture. The Company also provides tools to facilitate the migration of R/2 System users to the R/3 System. The Company is subject to contractual obligations with certain customers to provide support for the R/2 System for varying lengths of time. Although the Company is under no obligation to provide such support once such contracts have expired, the Company currently intends to provide support for the R/2 System until the year 2004.

     The R/2 System is based on the 370 computer architecture and is designed to operate on IBM and Siemens hardware platforms. The R/2 System is designed to operate with a variety of operating systems (i.e., MVS/E2SA, VSE/ESA and BS2000), databases (i.e., IMS-DB, DL/1, VSAM, ISAM, DB2 and ADABAS D) and terminals (i.e., character terminal, PS/2 (Presentation Manager)), UNIX Workstation (Motif) and MS DOS PC (Windows)). It utilizes the Assembler and ABAP languages.

R/3 System

     The R/3 System was brought to the market in the early 1990s. The Company offered it as a standard, integrated, real-time, enterprise-wide business solution which was usable on a wide variety of hardware platforms, with a variety of databases and software systems. The Company believes that the R/3 System enables companies to maximize their enterprise computing power by tying together disparate functions such as financial management, sales and distribution, logistics, manufacturing and human resources. Integration also permits companies to reduce their investment in relatively expensive hardware resources by allowing real-time access to data by multiple users. The R/3 System's architecture is intended to provide two significant benefits to users:
(i) creating highly flexible and scalable systems that can be expanded to meet user's needs and to adopt technological changes; and (ii) optimizing data processing capacity, enabling wider simultaneous use of a company's systems by multiple users.

     The R/3 System is designed to fit all major UNIX platforms and Windows NT platforms. The R/3 System operates with a number of databases (i.e., ORACLE, Informix-Online, IBM DB2 Common Server, IBM DB2 for AS/400, IBM DB2 for OS/390 Microsoft SQL Server, ADABAS D) and the GUIs Microsoft Windows 95/NT and Microsoft Windows 3.1. Currently, the Apple Macintosh, IBM OS and UNIX OSF/MOTIF frontend platforms are supported with native GUI implementations which will be phased out in favor of the modern Java implementations which support network computers and Web browsers as well. The R/3 System utilizes the ABAP, C, C++, HTML and Java languages.

COMPONENTS OF THE R/3 SYSTEM

Logistics Applications

     Within the Logistics functional area, the Product Data Management, Sales and Distribution, Production Planning, Project System, Material Management, Quality Management, Plant Maintenance and Service Management applications form an integrated suite of applications for procurement, manufacturing and sales and distribution of goods and services.

     The Product Data Management application supports the creation and management of product data throughout the product life cycle and contains a Computer Aided Design/Computer Aided Manufacturing interface. The Sales and Distribution application combines sales and distribution workflows, providing companies with online real-time information to facilitate, among other things, product sales, credit management, sales simulation analysis and multiple orders. The Production Planning application is designed to facilitate all major tasks within an integrated production planning chain, including production scheduling, production resources planning, and monitoring and improving efficiency in the production process. The Project System application defines the sequential course of a project through time in the form of activities, to which detailed dates, costs and resources are assigned. The Project System checks and monitors the availability of funds, capacities and materials, permitting the user to determine that appropriate resources are available for the project to be carried out. As with other applications, the user can employ SAP Business Workflow, a Web-enabled application for planning and tracking workflow, to improve communications within large projects. For example, one can use SAP Business Workflow to ensure that the purchasing department is immediately notified of any changes in schedule or quantity requirements. The Material Management application focuses on facilitating the full range of transactions and functions within the areas of material requirements planning, material procurement, inventory management, invoice verification and material valuation. For example, the business processes included within the application can automatically compare the prices, service and quality of suitable vendors and determine the most favorable vendor for each purchase. The Quality Management application assists customers in planning and implementing procedures for inspecting and controlling quality within the logistics chain. The Plant Maintenance application supports all the activities associated with planning and processing plant maintenance tasks ranging from the scheduling of maintenance and inspection tasks to issuing repair orders when breakdowns occur. The Service Management application helps a customer manage its installed base (regardless of whether it is a customer's or a competitor's installed base), including its configuration, history and service or warranty circumstances.

Financial Applications

     The Company's suite of integrated financial applications and components encompasses a broad range of financial accounting, investment management, controlling, treasury management, asset management and enterprise controlling functions.

     The Financial Accounting component gives customers the ability to track financial accounting data within an international framework of multiple companies, languages, currencies and books of accounts. The Company believes that the Financial Accounting component complies with International Accounting Standards as well as various national generally accepted accounting principles and that it currently satisfies local legal requirements of 36 countries and reflects the legal and accounting changes resulting from the anticipated European currency unification. Further, the application utilizes Application Link Enabling ("ALE"), a feature which permits the linking of business applications across technically independent systems. This is intended to enable users to implement decentralized accounting functions while at the same time maintaining a centralized enterprise-wide master general ledger. Within the Treasury Management component, the Cash Management application is designed to provide the information relevant to liquidity for analysis purposes, creating a basis for cash management decisions. Bank account management, electronic banking and control functions provide support for managing and monitoring bank accounts. The Treasury Management component also offers functions for managing financial transactions and positions, from trading through to transferring data to the Financial Accounting component. The Treasury Management component also supports flexible reporting and evaluation structures for analyzing financial transactions, positions and portfolio allocations. The Treasury Management component includes a risk management function involving a complex feedback loop encompassing data collection, risk measurement, analysis, and simulation as well as planning with respect to financial instruments. The Controlling application is designed to integrate external and management accounting systems to control and monitor overhead, product and production cost. A wide variety of production methods are supported, and analysis functions are designed, to enhance decision-making processes. Inherent in the Controlling application is activity based costing ("ABC"), which allows the benchmarking of processes to be based not only on time requirements but also on costs. ABC underlies the Profitability Analysis application, which is designed to permit customers to examine the sources of their returns. As a sales controlling component, Profitability Analysis is the last step in cost and revenue accounting, where revenues are assigned to costs according to profitability segment, or to a segment of customer operations.

     The Project System application is designed to combine project workflows on a real-time basis to facilitate the planning, controlling and monitoring of company projects. The Asset Management application is intended to assist companies in managing their fixed assets by providing parallel recording of book depreciation, tax depreciation and cost accounting depreciation. The Capital Investment Management application provides tools for the management and oversight of general appropriations budgets and carries out bookkeeping functions associated with assets under construction on capital investment projects and orders. The Enterprise Controlling component is designed to allow companies automatically to generate consolidated financial statements, including necessary eliminations, such as intercompany transactions and currency translation. The Executive Information System application permits companies to take financial data from any R/3 System application and combine it with external sources (e.g., market data or industry benchmarks) or data from non-SAP applications to build a company-specific comprehensive enterprise information system.

Human Resources Business Applications

     The Human Resources ("HR") components encompass substantially all facets of HR management: organizational management, personnel management, travel management, benefits administration, time management, payroll accounting and personnel development.

     The HR Organizational Management application is designed to assist companies in maintaining an accurate picture of their organization's structure. Planning features include: graphical organization charts; staffing schedules by headcount, percentage and working hours; job and work center descriptions; and job tasks and descriptions. The HR Personnel Administration application contains a centralized database that allows companies to store any amount of information they need about employees from numerous online sources. The HR Travel Management application allows companies to process a business trip from the initial travel request through to posting in the Financial Accounting and Controlling application. The HR Benefits Administration application is designed to provide companies with the capability to manage benefits programs for diverse employee populations. The HR Time Management application manages work schedules by automating schedule generation and allows for a flexible definition of time models and schedules on a location and organization level, consistent with varying regulatory requirements. The HR Payroll Accounting application provides connectivity to third-party systems and is designed to permit companies to centralize their payroll processing or to decentralize the data based on country or legal entities. The Company currently offers the Payroll Accounting application for over 20 countries and is constantly adding new country-specific components. The HR Personnel Development application contains three principal components: (i) HR Qualifications; (ii) Requirements/Career and Succession Planning; and (iii) HR Training and Event Management. HR Qualifications enables companies to profile predefined tasks and prerequisites of each position in their organization. HR Career and Succession Planning provides organizations with a method of modeling suitable career opportunities for employees within the company. HR Training and Event Management assists companies with planning, application versus component managing, and analyzing their scheduled seminars, training courses and business events.

Industry Solutions

     The Company believes that the R/3 System's initial acceptance in various markets was due to a software architecture that was industry-neutral and that contained standardized software with cross-industry components. While the Company has focused on integrating business processes from many different industry sectors into a standard software solution, it has also developed industry-unique software components known as Industry Solutions ("IS"). As part of its initiative, the Company works with "alliance partners" who have strengths in certain industries as well as with its customers. The Company combines the expertise of its alliance partners and its customers with the Company's applications, thereby expanding the breadth of the R/3 System to meet industry-specific requirements. The IS process applications are designed to reduce the need for customization and to extend the R/3 System to meet specific industry needs. The Company recently established Industry Business Units ("IBUs") in order to focus on key industries and to provide best-business practices and integrated business solutions. The IBUs, and the Company's related IS applications, currently include the following: SAP Aerospace & Defense; SAP Automotive; SAP Banking; SAP Chemical; SAP

Consumer Products; SAP Engineering & Construction; SAP Healthcare; SAP High Tech & Electronics; SAP Insurance; SAP Media; SAP Oil & Gas; SAP Pharmaceuticals; SAP Public Sector; SAP Retail; SAP Telecommunications; and SAP Utilities.

     IBUs are intended to globally facilitate "best-in-class" industry solutions, while utilizing the R/3 System's core technology and providing pre-sales, sales and post-sales support. Each IBU is responsible for planning, initiating and coordinating relevant development projects for an individual industry solution, which is based on an "SAP Solution Map." The IBU represents the "intelligence unit" for all relevant information concerning a specific industry segment. It manages the quality, timeliness, completeness and cost efficiency of an IS -- both the development of, and services related thereto and the marketability of IS to customers.

Complementary Software Program

     In order to offer its customers enhanced flexibility, the Company has introduced the CSP to promote the integration of third-party software with the R/3 System through standard, high-quality and proven interfaces. Through the CSP, the Company offers the technological infrastructure which allows the interfacing of complementary software products to the Company's underlying solutions. The Company has developed within the R/3 System more than 400 currently available BAPIs, which enable multiple outside parties' application components to function with the R/3 System. Through its own distribution channels, the Company also offers its customers certain complementary software products in conjunction with the Company's products.

Custom Components

     In furthering its goal of providing a complete enterprise solution, the Company offers customized software components to address specific functional requirements which are not otherwise addressed by the Company's R/3 System, IS solutions or complementary software infrastructure.

Independent Business Components

     The SAP SCOPE initiative was established in August 1997 to enhance planning and supply chain logistics. The SAP SCOPE initiative combines advanced planning and scheduling products and technologies, third-party products, Internet capabilities and the SAP Business Information Warehouse. As part of the SAP SCOPE initiative, the Company is developing a new memory resident data processing technology to ensure high-speed processing. Products that are currently in development under the SAP SCOPE Initiative are SAP Advanced Planner and Optimizer, which will be a complete suite of supply chain planning functions, SAP Sales Force Automation, which will permit a company to provide its mobile sales force with customer information, cost data and automated customer order generation, and SAP Business Information Warehouse, which will serve to collect, assemble and organize selected data, and make it available on a real-time basis. The products that will be made available under the SAP SCOPE Initiative are designed to be integrated with the R/3 System, but will also be designed to run independently from any of the Company's Systems. All of the new programs will be designed to be "backward compatible" to certain R/3 releases. The SAP SCOPE initiative is ongoing and there can be no assurance that the Company will be able to complete or implement the enhancements contemplated by this initiative. It is anticipated that the Company may develop and offer other independent business components based on market requirements.

EUROPEAN MONETARY UNION AND YEAR 2000 CAPABILITIES

     Beginning in January 1999, a new currency called the "EURO" is scheduled to be introduced in certain European Economic and Monetary Union ("EMU") countries. By June 30, 2002 at the latest, all participating EMU countries are expected to be operating with the EURO as their single currency. As a result, in less than one year, computer software used by many companies headquartered or maintaining a subsidiary in a participating EMU country is expected to be EURO-enabled, and in less than four years all companies headquartered or maintaining a subsidiary in a participating EMU country will need to be EURO-enabled. The transition to the EURO will involve changing budgetary, accounting and fiscal systems in companies and public administration, as well as the simultaneous handling of parallel currencies and conversion of legacy data. The R/3 System and the R/2 System are designed to fully accommodate the implementation of the EURO. The SAP EURO component offers functionality which converts existing R/3 and R/2 System environments to the EURO and handles the dual currency phase-in (occurring from 1999-2002) by enabling applications to present values in both the EURO and the customer's national currency.

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. The Company has performed extensive testing to validate that the R/3 System and the R/2 System are Year 2000 compliant. This testing process was monitored and certified by the Technischer Uberwachungs Verein e.V. (TUV) to verify that such testing processes were sufficient to determine that the software is Year 2000 compliant.

R/3 SYSTEM ARCHITECTURE

     The R/3 System's client/server architecture is based on a functionality that permits many users to process data cooperatively. Furthermore, the architecture is "scalable," which permits a company to continually add users and decision processes. The architecture is also "open" in that its components can conform to non-proprietary standards of other software suppliers, thus permitting multi-tiered functioning on database servers, application servers, personal computers, workstations or Web browsers. The SAP Business Framework is a key to the integration of SAP software and non-SAP software. The SAP Business Framework allows the Company to offer new solutions that are either tightly integrated with the R/3 System or independent. The SAP Business Framework utilizes existing SAP components, interface technologies and integration technologies to provide a seamless computing environment. In each successive release of the R/3 System, the Company has utilized the SAP Business Framework to integrate the Company's products with available technologies.

     The R/3 Technology Infrastructure comprises a database server along with a third-party relational database management system. The application/presentation servers provide the user's workstation or personal computer with the ability both to draw down business applications (in order to enter and format the data and present it logically to other parties within the organization) and to take data from various users and format such data (for processing by the database server). Other users' workstations, personal computers or Web browsers in the various departments of the business organization then perform the tasks related to the presentation of the data to these users.

     The Company believes that the R/3 System architecture permits a company to maximize the portability of Company software across a broad range of hardware platforms. The advantage of such portability is that customers have the ability to efficiently design their computing environments and maximize the value of their information technology investments. The R/3 System utilizes standard interfaces to permit implementation of internal and external links, harmonizes communication between users working on different models of computers and facilitates its use with new hardware and software technologies, even in differing industry-standardized environments. The efficiency gained through the scalability of the R/3 System permits customers to realize significant hardware and maintenance cost savings by using local area networks and microcomputers rather than mainframes.

     With Release 3.1 of the R/3 System, the Company made its whole suite of business applications compatible with the Web. With Release 4.0 of the R/3 System, the Company has achieved progress in implementing the standard GUI in Java, the new hardware platform-independent programming language, thus supporting cost saving network computer- and networked PC-environments and extending the access of the R/3 System to every Java-enabled Web browser.

Advanced Business Application Programming ("ABAP") Workbench and ABAP Objects Workbench

     The Company's fourth-generation programming language, ABAP, is specifically designed for integrated standard software applications. ABAP is designed to support all of the steps involved in improving the client/server solution, from prototyping through implementation and testing, to final optimization. All applications that are written with the "ABAP Workbench" can be integrated into the standard functions provided by the R/3 System to develop customer-specific solutions which can be run, without further adjustments, on the various computers, databases, networks and GUIs supported by the R/3 System. "ABAP Objects" extends the current ABAP/4 Workbench with object technology. ABAP Objects delivers a new extended, virtual machine capable of running both new applications, implemented using ABAP Objects, and all existing ABAP/4 applications.

Relational Database Management Systems ("RDBMS")

     The R/3 System is designed to be used in conjunction with a variety of RDBMSs, allowing the R/3 System to have fully integrated products and to utilize the full functionality provided by each of the RDBMSs. A fully integrated system provides convenient access to shared data such as general ledger information and/or customer order and inventory purchasing, without requiring users to maintain this information redundantly. Having to collect and capture information only once helps ensure that all data is consistent, readily available and easier to maintain.

Application Link Enabling ("ALE")

     Release 3.0 of the R/3 System contains ALE, which enables expanded use of the R/3 System within a company and within a company's business partners. ALE provides the R/3 System with distribution models and technologies for linking business applications across technically independent systems by enabling, among other things, multiple database servers to share transaction update information. This feature allows for central management and coordinated production between R/3 Systems and non-Company software, and between R/3 System applications and legacy R/2 System mainframe applications. ALE, for example, permits an R/3 System customer to offer access to its affiliates, dealers, distributors or suppliers that use non-Company software. Distributed applications can also process information at geographically remote locations and deliver the results to a central system for enterprise-wide management and control within a single company. With ALE, a company can centralize management of enterprise-wide sales in a decentralized production and distribution environment or distribute purchasing contracts over a number of R/3 and R/2 Systems, with individual plants and locations releasing purchase orders within their local systems. The purchase orders are then communicated to a central system where the master contract is maintained.

RESEARCH AND DEVELOPMENT

     In order to meet the changing requirements of its customers and to keep abreast of technological developments, the Company must continue to enhance, develop and improve its business software solutions and other products and services. Since its inception, the Company has devoted significant resources to research and development. Research and development expenses for the years ended December 31, 1997, 1996, and 1995 were DM 813.3 million, DM 589.0 million and DM
438.2 million, respectively. Research and development expenses as a percentage of total sales revenues were 13.5%, 15.8% and 16.3% for the years ended December 31, 1997, 1996 and 1995, respectively. During 1997, 1996 and 1995, the percentage of total employees devoted to research and development was 22.4%, 22.4% and 24.0%, respectively. A major focus of the research and development effort has been to anticipate and use technological changes in the data processing industry to develop new business solutions.

     The Company has also entered into agreements with a number of leading computer software and hardware vendors and telecommunications providers jointly to research and develop the compatibility of certain of the software and hardware products produced by such vendors with the Company's products.

     Significant areas of research and development expenditures include: (i) developing enhancements to the R/3 System by adding new components and expanding existing applications with broader functionality;

(ii) developing new and enhanced productivity tools and decision support products; (iii) developing industry-specific solutions; (iv) enhancing the flexibility and openness of the R/3 System architecture through broader integration capabilities with distributed business systems and through access to business content provided by third-parties; and (v) developing and enhancing common interfaces for conducting business transactions over the Internet.

     The Company maintains research and development facilities in Germany, the United States, India and Japan. The Company intends to open additional research and development facilities in order to diversify the locations of its research and development facilities, to maximize efficient use of localized resources and to leverage access to industry expertise and customers.

SERVICES

     The Company has refocused and expanded its consulting and training organization over the last several years. At December 31, 1997, approximately 47% of the Company's employees were committed to consulting and support services. Release 4.0 of the R/3 System provides customers with broader online access to information and new implementation tools that assist customers in trouble-shooting as well as customizing the R/3 System to specific business needs. Along with its integrated software products, the Company offers, and charges separately for, consulting and training services which include (i) business consulting, (ii) implementation services, (iii) customer employee training, and (iv) ongoing information services and maintenance.

Business Consulting

     After licensing a System to a customer, Company employees with specialized knowledge advise the customer's "project team" and support the customer in project planning, usage tests, analyses, organizational consulting, system adaptation, system optimization, release change, system implementation and interface setup.

Implementation Services

     Recently, the Company undertook several initiatives designed to assist customers in achieving faster, less costly and more efficient implementation of their R/3 System. AcceleratedSAP, designed to speed the implementation of the R/3 System, became available in English to customers worldwide in June 1997, and the Company released French, German and Spanish versions of AcceleratedSAP in the first quarter of 1998. The Company expects to release industry-specific versions of AcceleratedSAP in the future. The Company has also established the TeamSAP initiative, which is designed to coordinate the personnel, products and processes necessary for the implementation of the R/3 System. TeamSAP plays an ongoing role in maintaining customers' R/3 Systems even after implementation. As part of the TeamSAP initiative, the Company certifies third-party hardware and software vendors involved in the R/3 System implementation process. The Company offers its SAP GoLive Check and SAP Early Watch Services to facilitate implementation and efficient utilization of the Company's solutions.

Training of Customers' Employees and Partners

     For successful implementation of the Company's products, knowledge of their scope and functionality is essential. The Company has expanded and enhanced its training services and considers its training services to be a strategic element of its core business. The Company believes that revenues from this line of business will play an increasing role in the Company's future growth. There can be no assurance that the Company's objective of increasing revenue from training services will be achieved.

     Generally, the Company focuses on training project team members of its customers. Project team members typically train end users, frequently with the support of the Company's implementation partners. The Company's primary training facility is located in Walldorf, Germany, with an additional 60 training facilities available globally. Training is also provided at customer locations, at the option of the customer.

     The Company has expended substantial resources to expand its training curriculum, to employ technology to enhance effectiveness of its training services, and to offer more flexibility in the delivery of its training services. While the Company continues to offer "traditional" R/3 System training curriculum in its classrooms, it has begun to offer additional training services that include IS and CSP software. The Company has also expanded its curriculum to include workshops for customers and for partners addressing business functions as they relate to the R/3 System. To enhance the effectiveness of training, the Company has developed new technologies such as multi-media and interactive training modules and direct customer access to an R/3 System information database. In order to offer customers more flexibility in training, the Company has begun to offer its customers "portable classrooms" which permit training to be accomplished at customers' or other designated locations, and it is planning to enhance its Internet-accessible training components.

Information Services and Maintenance

     The Company performs maintenance services which provide the customer with technical support, including telephone hotline and remote online support for the Company's products, assistance in resolving problems, the provision of user documentation, updates for software products, and new releases, versions and correction levels. The Company also provides its customers with an online software system supported in a "bulletin board" format, permitting customers to monitor the progress of their requests for assistance, to access information about the solutions provided to other customers and to obtain information such as release planning, application descriptions, SAP publications and training course dates. Access to information about the Company and its solutions are available on the Company's home-page on the Web, which is found at "www.SAP.com." Portions of SAPNet, the Company's company-wide intranet, is accessible by partners, vendors and customers of the Company.

     As part of the maintenance for every R/3 System and R/2 System, each customer is provided with a telephone hotline number which project team members can use to ask questions or to receive assistance when experiencing difficulties with the Company's Systems. Trained personnel are available 24-hours a day, seven days a week. If a customer is experiencing difficulties which cannot be solved over the telephone, the customer may "dial-in" his organization's computer system to provide the Company's technicians with online access to the customer's computer system.

MARKETING AND DISTRIBUTION

     The Company seeks to market its solutions to a broadening customer base. In implementing its marketing strategy, the Company has expanded its distribution channels to meet the increased demand for its solutions. The Company markets its solutions through its direct sales organization as well as through other distribution channels.

Direct Sales Organizations

     In Germany, the Company markets its products and services primarily through its own direct sales and support force. The Company's primary sales and support groups are based in the Company's headquarters in Walldorf and in field offices located in Berlin and Hamburg and in suburban Munich and Dusseldorf. Outside of Germany, the Company primarily utilizes its network of approximately 50 operating subsidiaries to market and distribute its products. Most of the subsidiaries have entered into license agreements with SAP pursuant to which the subsidiary acquires the exclusive right to sublicense the Company's products to customers within a specific territory and agrees to provide primary support to those customers. Under these agreements, the subsidiaries retain a certain percentage of the revenues generated by the sublicensing activity. In certain countries, including Greece, Saudi Arabia and Turkey, the Company has established distribution agreements with independent resellers rather than with subsidiaries.

Other Distribution Channels

     The Company has developed an independent sales and support force through the establishment of resellers who assume responsibility for the implementation and support of the Systems licensed by them, including ongoing telephone hotline support. The Company provides these third-party distributors with product information, a project demonstration system license, a second tier of customer hotline support and certain other product resources, including, for a separate fee, Systems consultants. The resellers are primarily used to market the Systems to small businesses not currently serviced by the Company's direct sales force. The Company has introduced the CBS program, through which a group of authorized independent distributors markets the Company's solutions to small businesses (i.e., generally those with annual revenues below U.S.$200 million per year).

COMPETITIVE ENVIRONMENT

     There are many other companies engaged in the research, development and marketing of standard application software and associated applications development tools and decision support products. The Company has global, regional and local competitors. The Company's primary global competitors include Oracle Corporation, PeopleSoft, Inc., Baan B.V., Systems Software Associates, Inc. and J.D. Edwards. Historically, most of these competitors provided solutions which covered certain functional areas, offering the customer a software application product designed for a specific business or manufacturing process. Such products compete with individual functions offered by the Company. The Company's competitors have already broadened, or are implementing plans to broaden, the scope of their business activities into other areas of the market. The Company believes that its products can be installed as efficiently as comparable software offered by its competitors. Nevertheless, certain of the Company's competitors have alleged that implementation of the R/3 System is generally more costly and takes longer than that of their comparable systems. However, because of the substantial business re-engineering that the Systems enable, installations often coincide with expensive and time-consuming restructuring of customers' businesses. While business re-engineering is an important part of the value that enterprise-wide programs provide, it is not necessary in all cases. Further, because the Company's initial customers were large, global multinational companies with complex IT infrastructures, multiple currencies and multiple languages, the Company believes implementations in those environments were inherently more time-consuming than implementations made by smaller customers or by customers that elect to implement point solutions. The Company believes that its recent initiatives to offer accelerated installation support, such as AcceleratedSAP, will counter the perception that the Company's competitors have sought to create.

     Some of the Company's competitors devote more resources to customer implementation, preferring to use their own employees as consultants rather than using third parties to service their customers and implement their software systems. In addition, some of the Company's competitors and many of the Company's potential competitors are involved in a wider range of businesses, and some such competitors and potential competitors have a larger installed customer base for their products than the Company, enhancing their ability to compete with the Company.

     The Company believes that the principal competitive factors affecting the market for the Company's products include vendor and product reputation, architecture, functionality and features, ease of implementation and use, continuous adaption to changes in business processes, quality of customer support, product quality, performance and price. Performance in these areas depends upon the Company's ability to attract and retain highly qualified technical and sales personnel in a competitive market for experienced and talented software developers, sales representatives and managers.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

     The Company relies on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and nondisclosure agreements, confidentiality agreements and technical measures to establish and protect its rights in its software products. There can be no assurance that these protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Despite the Company's efforts, it may be possible for third parties to copy certain portions of the Company's products or reverse-engineer or obtain and use information that the Company regards as proprietary. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or

Germany. Accordingly, there can be no assurance that the Company will be able to protect its proprietary software against unauthorized third-party copying or use, which could adversely affect the Company's competitive position.

     The Company generally licenses its products to customers on a "right to use" basis pursuant to a perpetual license. The license agreements are generally in standard form, although each license is individually negotiated and may contain variations. The licenses generally restrict the use of the Company's products to specific named users, which may include (usually on a screen-only basis) access by customer's dealers, distributors and suppliers, and prohibit a customer from disseminating or distributing the Company's products to any unauthorized person. The licenses are generally non-transferable or, if transferable, the transfer is subject to the Company's reasonable approval. The Company's products are licensed to end-users not only by the Company but also by independent third-party distributors. Although the Company seeks to establish the conditions under which its products are licensed by such distributors, there can be no assurance that such distributors do not use other conditions. Some of the Company's products contain third-party intellectual property that the Company licenses or otherwise acquires.

     The Company's products are generally provided to end-users in object code and certain source code. In addition, licensed end-users of the Company's products can be beneficiaries of a master source code escrow for its products, pursuant to which the source code will be released to end users upon the occurrence of certain events, such as the commencement of bankruptcy or insolvency proceedings by or against the Company, or certain material breaches of the license. The Company has the right to object to the release of source code in any such circumstance, and to submit the matter to dispute resolution procedures. In the event of any release of the source code from escrow, the end-user's license is limited to use of the source code to maintain, support and customize the Company's products.

     The Company actively pursues trademark registrations in countries in which its software products are licensed and used. The Company believes that, except as disclosed below, the trademarks which are material to its business are registered in the countries in which the Company has significant sales. SAS Institute, Inc. ("SAS"), a United States software company located in North Carolina, has opposed SAP's effort to register the "SAP" trademarks in the United States, claiming possible confusion between the SAP trademarks and SAS's previously registered trademarks. SAP disagrees with this contention and, in addition, has filed counterclaims relating to certain registered trademarks held by SAS. While there can be no assurance that SAP will be successful in its efforts to register the SAP trademarks in the United States, the Company believes that an adverse determination in this matter will not have a material adverse effect upon the Company's business, results of operations, financial condition or cash flows. See "Item 3. Legal Proceedings." The Company has received a notice from SCOPE Consulting GmbH ("SCOPE"), a German computer, software and consultancy company located in Mannheim, Germany, that the Company's use of the "SAP SCOPE" trademark in Germany may be in violation of a registered trademark belonging to SCOPE. To the knowledge of the Company, no legal proceedings have been initiated as of yet with respect to this claim. The Company has not registered or applied for registration of the trademark "SAP SCOPE" in Germany. The Company believes that an adverse determination in this matter will not have a material adverse effect upon the Company's business, result of operations, financial condition or cash flows. The Company has a patent program; however, no patents have yet issued, although the Company has a number of patent applications pending for inventions claimed by the Company. The Company is not presently aware of any claims of infringement by its products of third-party proprietary rights that it believes will have a material adverse effect upon the Company's business, results of operations, financial condition or cash flows. However, the Company expects that its software products will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products overlap. Any such claim, with or without merit, could be time-consuming, result in costly litigation, or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business and operating results may be materially adversely effected.

EMPLOYEES

     At December 31, 1997, the Company employed 12,856 persons worldwide, of which 7,309 (56.9%) were in Europe, 3,785 (29.4%) were in the Americas and 1,762 (13.7%) were in Asia-Pacific/Africa. Of such employees, 6,014 (46.8%) were in customer service, 2,876 (22.4%) were in research and development, 2,423 (18.8%) were in sales and marketing and 788 (6.1%) were in general and administrative. Sales revenues per average employee exceeded DM 521,000 for the year ended December 31, 1997, up from DM 455,000 for the year ended December 31, 1996.

     None of the Company's employees is subject to a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its employee relations are excellent. The Company's success depends upon its ability to attract and retain highly skilled managerial, research and development, technical (e.g., customer service) and marketing personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain such personnel could have a material adverse effect on the Company's business, results of operations and financial condition.

ITEM 2. DESCRIPTION OF PROPERTY.

     The Company's principal administrative, marketing and sales, training, customer service and research and development facilities are located in Walldorf, Germany, 60 miles south of Frankfurt. The Company owns its principal Walldorf facility and plans to expand this facility in the near future. The Company is in the process of building a new headquarters, which it will own, for its North and South American operations in Newtown Square, Pennsylvania. The building is expected to be completed in June 1999 and will be approximately 400,000 square feet. The Company owns sufficient undeveloped land to expand the facilities in Newtown Square as required.

     The location of each of the Company's other facilities in excess of 40,000 square feet, all of which are leased (unless otherwise indicated), is set forth below.

   UNITED STATES           GERMANY            AUSTRIA            BRAZIL
   -------------           -------            -------            ------
Lester, PA           Alsbach (owned)       Vienna          Sao Paulo
Palo Alto, CA        Ratingen
Waltham, MA          St. Ingbert (owned)
Chicago, IL          St. Leon-Rot (owned)
Foster City, CA
Tinicum, PA
Atlanta, GA

CANADA               FRANCE                ITALY           JAPAN
-------------------  --------------------  --------------  -------------------
North York, Ontario  Paris                 Agrate Brianza  Tokyo

THE NETHERLANDS      SINGAPORE             SOUTH AFRICA    SWITZERLAND
-------------------  --------------------  --------------  -------------------
's-Hertogenbosch     Singapore             Woodmead        Biel (owned)

UNITED KINGDOM
-------------------
Feltham (owned)

     The Company believes that its facilities are in good operating condition and adequate for their present usage.

ITEM 3. LEGAL PROCEEDINGS.

     On September 8, 1992, SAS initiated proceedings with the United States Patent and Trademark Office in Washington, D.C. in opposition to SAP's application to register the "SAP" trademark. SAS argues in its petition that there is a likelihood of confusion by consumers between its trademark, "SAS", and the "SAP" trademark. SAP disagrees with this contention and, in addition, has filed counterclaims relating to certain registered trademarks held by SAS. To date, the SAS opposition action as well as SAP's counterclaims are pending with the Trademark Trial and Appeal Board. While there can be no assurance that SAP will be successful in its efforts to register the "SAP" trademark in the United States, the Company believes that an adverse determination in this matter would not have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

     In 1994, the Company sponsored an employee convertible bond program (the "1994 Program") by issuing 400,000 bonds, each with a nominal amount of DM 50 and convertible into DM 50 Preference Shares (the "1994 DM 50 Bonds"). On July 17, 1995, SAP effected a 1:10 stock split with respect to 1,950,000 DM 50 Preference Shares to reflect the reduction in the nominal value of such DM 50 Preference Shares from DM 50 to DM 5. See "Item 14. Description of Securities to be Registered -- Share Capital." The 1994 DM 50 Bonds were split accordingly into 4,000,000 bonds, each with a nominal amount of DM 5 (the "1994 Bonds"). In late July 1996, a lawsuit was filed by a German shareholders' advocacy group, Schutzgemeinschaft der Kleinaktionare e.V. ("SdK"), against SAP in the trial court in Heidelberg, Germany. The SdK was seeking the voidance of two resolutions of SAP's 1996 annual general shareholders' meeting regarding the general approval of the Executive Board's actions during the previous business year (Entlastung) and the authorization of the Executive Board to convert the 1994 Bonds from registered to bearer form. In its complaint, the SdK alleged, among other things, that: (i) the parties to the Pooling Agreement (see "Item 4. Control of Registrant") constituted an entity controlling SAP pursuant to the provisions of the German Stock Corporation Act; (ii) the shareholders of SAP were misled by its Executive Board in connection with the resolution authorizing the Executive Board to convert the 1994 Bonds from registered to bearer form and the authorization for such conversion allowed principal shareholders and Executive Board members to profit from such conversion at the expense of the minority shareholders and Company employees; and (iii) the Executive Board did not completely answer shareholders' questions at the 1996 annual general shareholders' meeting and thereby violated its duty to provide information. On September 24, 1997, the Heidelberg trial court dismissed the suit. SdK has since filed an appeal with the appeals court in Karlsruhe, Germany. While there can be no assurance that SAP will be successful on appeal, SAP believes that an adverse determination in this matter would not have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

     In December 1996, certain employees of SAP became the subject of independent insider trading investigations by the German Federal Supervisory Office for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel) and the Frankfurt criminal prosecutor's office. Such investigations remain ongoing. Further investigations by both the Federal Supervisory Office for Securities Trading and the Frankfurt criminal prosecutor's office with regard to other persons, including employees and non-employees of SAP, are also pending. To the Company's knowledge, the Company has never been the target of any such investigations. The Company is cooperating with all such investigations. Although the outcome of such investigations and claims cannot be predicted with certainty, the Company believes that any resulting adverse judgments against one or more of the persons under investigation would not have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

     The Company is also subject to other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's business, results of operations, financial condition or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future would not have such a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

ITEM 4. CONTROL OF REGISTRANT.

     The share capital of SAP consists of the Ordinary Shares and the Preference Shares. At June 18, 1998, the issued share capital of SAP amounted to DM 521,516,495, consisting of 60,996,050 Ordinary Shares and 43,307,249 Preference Shares. See "Item 14. Description of Securities to be Registered -- Share Capital."

     The Ordinary Shares and the Preference Shares are issued only in bearer form. Accordingly, SAP generally has no way of determining who its shareholders are or how many shares a particular shareholder owns. However, under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), which became effective on January 1, 1995, holders of voting securities of a German company admitted to official trading on a stock exchange within the European Union or the European Economic Area are obligated to notify a company of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights.

     To its knowledge, SAP is not owned or controlled directly or indirectly by any government or by any other corporation. The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares and the Preference Shares at June 18, 1998 of (i) each person or group known by SAP to own beneficially 10% or more of the outstanding Ordinary Shares or Preference Shares and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, as a group, in each case as reported to SAP by such persons.

                                                 ORDINARY SHARES              PREFERENCE SHARES
                                                BENEFICIALLY OWNED            BENEFICIALLY OWNED
                                            --------------------------    --------------------------
                                                              % OF                          % OF
          PRINCIPAL SHAREHOLDERS              NUMBER       OUTSTANDING      NUMBER       OUTSTANDING
          ----------------------            -----------    -----------    -----------    -----------
Dietmar Hopp
  Chairman, Supervisory Board.............   15,297,600(1)     25.1%               --           --
Dietmar Hopp Stiftung GmbH(2).............    9,339,100        15.3%               --           --
Prof. Dr. h.c. Hasso Plattner
  Co-Speaker, Executive Board.............   12,507,200        20.5%               --           --
Dr. h.c. Klaus Tschira
  Member, Supervisory Board...............   11,592,350(3)     19.0%                *            *
Klaus Tschira Stiftung gGmbH(4)...........    7,051,600        11.6%               --           --
Pooling Shareholders(5)...................   30,500,100      50.003%               **           **
Executive Board Members and Supervisory
  Board Members, as a group (18
  persons)................................   39,401,028        64.6%        2,088,704         4.8%

---------------
 *  Less than 10%.

**  Not applicable. See note (5) below.

(1) Includes (i) 4,038,000 Ordinary Shares owned in the aggregate by Mr. Hopp's immediate family and (ii) 9,339,100 Ordinary Shares owned by Dietmar Hopp Stiftung GmbH, as to which Mr. Hopp exercises sole voting power. Mr. Hopp disclaims beneficial ownership with respect to such Ordinary Shares. Mr. Hopp is a party to the Pooling Agreement described in note (5) below.

(2) Effective January 1, 1996, Mr. Hopp transferred 9,339,100 Ordinary Shares to the Dietmar Hopp Stiftung GmbH, a newly established non-profit foundation. The Dietmar Hopp Stiftung GmbH is a party to the Pooling Agreement described in note (5) below.

(3) Includes (i) 705,000 Ordinary Shares owned in the aggregate by Dr. Tschira's immediate family and (ii) 7,051,600 Ordinary Shares owned by Klaus Tschira Stiftung gGmbH, as to which Dr. Tschira exercises sole voting power. Dr. Tschira disclaims beneficial ownership with respect to such Ordinary Shares. Dr. Tschira is a party to the Pooling Agreement described in note (5) below.

(4) Effective January 1, 1996, Dr. Tschira transferred 7,051,600 Ordinary Shares to the Klaus Tschira Stiftung gGmbH, a newly established non-profit foundation. The Klaus Tschira Stiftung gGmbH is a party to the Pooling Agreement described in note (5) below.

(5) The Company has been informed that certain shareholders of SAP (the "Pooling Shareholders"), who in the aggregate hold over 60% of the Ordinary Shares, have entered into a pooling agreement (the "Pooling Agreement") with respect to Ordinary Shares owned by them that constitute in the aggregate 50.003% of the outstanding Ordinary Shares (the "Pooled Shares"). Pursuant to the Pooling Agreement, the Pooling Shareholders have agreed to vote their Pooled Shares jointly with respect to certain matters coming before SAP's general shareholders' meetings, including the election of the members of the Supervisory Board elected by SAP's shareholders (who comprise 50% of the members of the Supervisory Board). The Pooling Agreement contains restrictions on the transfer of the Pooled Shares to non-Pooling Shareholders and provides for a right of first refusal in the event a Pooling Shareholder wishes to transfer its Pooled Shares. Any Pooling Shareholder may terminate its participation in the Pooling Agreement by giving 12 months' notice prior to the end of a calendar year, with effect at the earliest on December 31, 1999.

ITEM 5. NATURE OF TRADING MARKET.

GENERAL

     The Ordinary Shares and the Preference Shares are listed on each of the Frankfurt Stock Exchange, the Berlin Stock Exchange and the Stuttgart Stock Exchange. The Ordinary Shares are also listed on each of the Geneva Stock Exchange and the Zurich Stock Exchange. In addition, the Ordinary Shares and the Preference Shares are traded in the over-the-counter markets (Freiverkehr) in each of Dusseldorf, Munich, Bremen, Hamburg and Hannover. The principal trading market for the Ordinary Shares and the Preference Shares is the Frankfurt Stock Exchange. The Ordinary Shares and the Preference Shares are issued only in bearer form.

     The Preference Shares currently trade in the United States in the form of American Depositary Shares evidenced by American Depositary Receipts. SAP currently has three sponsored American Depositary Receipt facilities with respect to the Preference Shares in the United States: (i) a facility (the "Unrestricted Facility") established pursuant to a Deposit Agreement dated September 12, 1995 among SAP, The Bank of New York (the "Unrestricted Depositary") and the owners and holders of the American Depositary Receipts (the "Unrestricted ADRs") issued thereunder evidencing American Depositary Shares (the "Unrestricted ADSs"); (ii) a facility (the "1995 Rule 144A Facility") established pursuant to a Deposit Agreement (the "1995 Rule 144A Deposit Agreement") dated May 31, 1995 among SAP, The Bank of New York (the "1995 Rule 144A Depositary") and the owners and beneficial owners of the American Depositary Receipts (the "1995 Rule 144A ADRs") issued thereunder evidencing American Depositary Shares (the "1995 Rule 144A ADSs"); and (iii) a facility (the "1996 Rule 144A Facility") established pursuant to a Deposit Agreement (the "1996 Rule 144A Deposit Agreement") dated August 14, 1996 among SAP, The Bank of New York (the "1996 Rule 144A Depositary") and the owners and beneficial owners of the American Depositary Receipts (the "1996 Rule 144A ADRs") issued thereunder evidencing American Depositary Shares (the "1996 Rule 144A ADSs"). As used herein, (a) the "Rule 144A Facilities" means the 1995 Rule 144A Facility and the 1996 Rule 144A Facility; (b) the "Rule 144A Depositaries" means the 1995 Rule 144A Depositary and the 1996 Rule 144A Depositary; (c) the "Rule 144A ADRs" means the 1995 Rule 144A ADRs and the 1996 Rule 144A ADRs; (d) the "Rule 144A ADSs" means the 1995 Rule 144A ADSs and the 1996 Rule 144A ADSs; and (e) the "Rule 144A Deposit Agreements" means the 1995 Rule 144A Deposit Agreement and the 1996 Rule 144A Deposit Agreement. Each Rule 144A ADS and each Unrestricted ADS represents one-third of one Preference Share. The 1995 Rule 144A Facility was closed to new deposits of Preference Shares as of January 26, 1995. See "Item 14. Description of Securities to be Registered -- Description of Preference Shares -- Rule 144A Facilities and Unrestricted Facility."

     The Company intends to conduct an exchange offer (the "Exchange Offer"), whereby it will offer to exchange four American Depositary Shares (each, an "ADS"), each representing one-twelfth of one Preference Share and evidenced by an American Depositary Receipt (an "ADR"), for each outstanding Rule 144A ADS. The ADSs issued pursuant to the Exchange Offer will be registered with the SEC pursuant to the Form F-1. The ADSs will be substantially identical to the Rule 144A ADSs except that (i) the Rule 144A ADSs are only accepted for quotation in the United States on the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") system of the National Association of Securities Dealers, Inc. whereas the ADSs may be eligible for listing on a United States national securities exchange or quotation on a United States inter-dealer system and (ii) resale of the ADSs will not be subject to the restrictions contained in the Rule 144A Deposit Agreements. Upon commencement of the Exchange Offer, the Company intends to direct the Rule 144A ADS Depositary to terminate each of the Rule 144A Deposit Agreements in accordance with its terms, which will adversely affect the trading market for Rule 144A ADSs that are not tendered in the Exchange Offer.

TRADING ON THE FRANKFURT STOCK EXCHANGE

     The Frankfurt Stock Exchange is the largest of the eight German stock exchanges. The aggregate annual turnover of the Frankfurt Stock Exchange in 1997 of DM 6.9 trillion (based on the Frankfurt Stock Exchange's practice of separately recording the sale and purchase components involved in any trade) for both equity and debt instruments made it the fifth largest stock exchange in the world behind the New York Stock Exchange, the Nasdaq Stock Market, the London Stock Exchange and the Tokyo Stock Exchange in terms of turnover. At December 31, 1997, the equity securities of 1,461 corporations, including 1,011 foreign corporations, were traded on the Frankfurt Stock Exchange.
     Prices are continuously quoted on the Frankfurt Stock Exchange floor each business day between 10:30 a.m. and 1:30 p.m. Central European Time for the Ordinary Shares and the Preference Shares as well as for other actively traded shares. Beginning July 1, 1998, the Frankfurt Stock Exchange intends to extend trading hours to between 8:30 a.m. and 5 p.m. For all shares, an official daily quote (Einheitspreis) is determined by auction around mid-session of each trading day. For some less actively traded shares, this official daily quotation is the only price determined, and for such shares the trading time of between 10:30 a.m. and 1:30 p.m. will remain unchanged after July 1, 1998. Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets off the Frankfurt Stock Exchange. Price formation is determined by open outcry by state-appointed specialists (amtliche Makler) who are themselves exchange members, but who do not, as a rule, deal with the public. Transactions on the Frankfurt Stock Exchange are settled on the second business day following trading. Transactions off the Frankfurt Stock Exchange (which may be the case if one of the parties to the transaction is foreign) are generally also settled on the second business day following trading (although a different period may be agreed upon by the parties). Under German law, customers' orders to buy or sell listed securities must be executed on a stock exchange unless the customer gives other specific instructions for an individual transaction or an indeterminate number of transactions. A quotation can be suspended by the Frankfurt Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is necessary in order to protect the public interest.
     The Ordinary Shares and the Preference Shares are traded on XETRA, a computerized trading system of the Frankfurt Stock Exchange. Securities traded on XETRA include the securities of the 30 companies comprising the Deutsche Aktienindex ("DAX"), the leading index of trading on the Frankfurt Stock Exchange, as well as other high-volume shares, equity warrants, government obligations and government agency securities. The Preference Shares have been included in the DAX since September 15, 1995.
     The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preference Shares on the Frankfurt Stock Exchange, as reported by the Deutsche Borse AG, together with the high and low of the DAX. See the discussion under "Item 8. Selected Consolidated Financial Data -- Exchange Rates" with respect to rates of exchange between the Dollar and the Mark applicable during the periods set forth below.

                                                            PRICE PER
                                                       PREFERENCE SHARE(1)          DAX(2)
                                                       -------------------    ------------------
                                                         HIGH        LOW       HIGH        LOW
                                                       --------    -------    -------    -------
                                                         (DM)       (DM)
1996
  First Quarter......................................   238.50     198.00     2525.42    2284.86
  Second Quarter.....................................   228.70     182.00     2573.69    2457.49
  Third Quarter......................................   262.80     202.00     2666.55    2447.80
  Fourth Quarter.....................................   284.00     191.80     2909.91    2655.73
1997
  First Quarter......................................   286.00     210.90     3460.59    2848.77
  Second Quarter.....................................   363.20     268.50     3805.29    3215.24
  Third Quarter......................................   472.00     358.00     4438.93    3819.85
  Fourth Quarter.....................................   596.00     479.10     4347.24    3567.22
1998
  First Quarter......................................   807.00     562.00     5095.79    4094.54
  Second Quarter (through June 18, 1998).............  1208.00     759.50     5779.09    5018.67

---------------
(1) On May 7, 1998, SAP's shareholders passed a resolution converting SAP's share capital to no nominal value shares, in accordance with recently enacted amendments to the German Stock Corporation Act. This resolution took effect on June 16, 1998, when it was recorded in the commercial register in Heidelberg, Germany. For periods set forth in this table prior to June 16, 1998, the Preference Share price data assumes that each DM 50 Preference Share equals ten DM 5 Preference Shares. See "Item 14. Description of Securities to be Registered -- Share Capital."

(2) The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. The shares included in the DAX were in principle selected by the Frankfurt Stock Exchange on the basis of their stock exchange turnover and the issuer's market capitalization. Adjustments to the DAX are made by the Frankfurt Stock Exchange for capital changes, subscription rights and dividends.

     The average daily volumes of Preference Shares traded on the Frankfurt Stock Exchange during the years 1996 and 1997 were approximately DM 198.0 million and DM 321.6 million, respectively. These numbers are based on total yearly turnover statistics quoted by the Deutsche Borse AG.

     On June 18, 1998, the closing sale price per Preference Share was DM 1208.00, as reported by the Borsenzeitung.

PRINCIPAL UNITED STATES TRADING MARKET

     The Rule 144A ADSs are traded in the PORTAL system of the National Association of Securities Dealers, Inc. Price information with respect to Rule 144A ADS transactions conducted in PORTAL is not publicly available. The Unrestricted ADSs trade in secondary transactions published in inter-dealer quotations in the so-called "pink-sheets." The table below sets forth, for the periods indicated, high and low trading prices for the Unrestricted ADSs.

                                                        PER UNRESTRICTED ADS(1)
                                                       -------------------------
                                                       HIGH U.S. $    LOW U.S. $
                                                       -----------    ----------
1996
  First Quarter......................................     54.75          45.50
  Second Quarter.....................................     50.00          39.75
  Third Quarter......................................     57.88          44.50
  Fourth Quarter.....................................     61.75          42.00

1997
  First Quarter......................................     56.50          45.50
  Second Quarter.....................................     71.88          52.50
  Third Quarter......................................     89.25          69.50
  Fourth Quarter.....................................    114.00          89.00

1998
  First Quarter......................................    149.50          99.00
  Second Quarter (through June 18, 1998).............     226.5         140.00

---------------
(1) Data provided by The Bank of New York.

     On June 18, 1998, the closing price per share of the Unrestricted ADSs was U.S.$ 226.50.

     At June 18, 1998, 1,833,258 Preference Shares were held in the form of Unrestricted ADSs (representing approximately 4.2% of the then outstanding Preference Shares) and 250,868 Preference Shares were held in the form of Rule 144A ADSs (representing less than 1% of the then outstanding Preference Shares).

     Based on information provided by the Rule 144A ADS Depositaries and the Unrestricted ADS Depositary, at June 18, 1998, there was approximately one registered holder of Rule 144A ADSs and approximately 1,484 registered holders of Unrestricted ADSs and, based on information received by the Company, 110 holders of Preference Shares are in the United States. At June 18, 1998, there were 752,604 Rule 144A ADSs, 5,500,324 Unrestricted ADSs and 6,169,150 Preference Shares (totaling 8,253,459.3 Preference Shares) held of record by 1,483 record holders with United States addresses (representing approximately 19% of the then outstanding Preference Shares).

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     At the present time, Germany does not restrict the export or import of capital, except for investments in areas like Iraq and Libya in accordance with applicable resolutions adopted by the United Nations and the

European Union. However, for statistical purposes only, every individual or corporation residing in Germany ("Resident") must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany ("Non-resident") if such payment exceeds DM 5,000 (or the equivalent in a foreign currency). In addition, Residents must report any claims against or any liabilities payable to Non-residents if such claims or liabilities, in the aggregate, exceed DM 3 million (or the equivalent in a foreign currency) during any one month. Residents must also report any direct investment outside Germany if such investment exceeds DM 100,000. For a discussion of the treatment of remittance of dividends, interest or other payments to nonresident holders of Preference Shares or ADSs, see "Item 7. Taxation -- German Taxation of Holders of Preference Shares or ADSs."

     There are no limitations imposed by German law or the Articles of Association (Satzung) of SAP (the "Articles of Association") on the right of Non-residents or foreign holders to hold or vote the Preference Shares or the ADSs. For a discussion of the voting rights of holders of Preference Shares, see "Item 14. Description of Securities to be Registered -- Description of Preference Shares -- Voting Rights."

ITEM 7. TAXATION.

GENERAL

     The following discussion summarizes certain German tax and United States federal income tax consequences of the acquisition, ownership and disposition of Preference Shares or ADSs evidenced by ADRs. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of ADSs, such discussion (i) in the opinion of Haarmann, Hemmelrath & Partner, special German tax counsel to SAP, summarizes the material German tax consequences to a holder of Preference Shares or ADSs and (ii) in the opinion of Morgan, Lewis & Bockius LLP, special United States tax counsel to SAP, summarizes the material United States federal income tax consequences, to a United States Holder (as hereinafter defined) of Preference Shares or ADSs that is not resident (in the case of an individual) or domiciled (in the case of a legal entity), as the case may be, in Germany (in either case, referred to herein as "not resident" or as a "nonresident") and does not have a permanent establishment or fixed base located in Germany through which such Preference Shares or ADSs are held. Dr. Wilhelm Haarmann, a partner in Haarmann, Hemmelrath & Partner, is a member of SAP's Supervisory Board.

GERMAN TAXATION OF HOLDERS OF PREFERENCE SHARES OR ADSS

     The following discussion generally summarizes the principal German tax consequences of the acquisition, ownership and disposition of ADSs or Preference Shares to a beneficial owner. This summary is based on the laws that are in force at the date hereof and is subject to any changes in German law, or in any applicable double taxation conventions to which Germany is a party, occurring after such date. It is also based, in part, on representations of the Depositary and assumes that each obligation of the Deposit Agreement and any related agreements will be performed in accordance with its terms.

     The following discussion is not a complete analysis or listing of all potential German tax consequences to holders of ADSs or Preference Shares and does not address all tax considerations that may be relevant to all categories of potential purchasers or owners of ADSs or Preference Shares. In particular, the following discussion does not address the tax consequences for (i) a person that owns, directly or indirectly, 10% or more of SAP's shares, (ii) a holding which forms part of a German permanent establishment of a person not resident in Germany or (iii) a person that is resident in Germany and at the same time resident in another country. Prospective purchasers of ADSs or Preference Shares are urged to consult their own tax advisors concerning the overall German tax consequences of the acquisition, ownership and disposition thereof.

     For purposes of applying German tax law and the double tax conventions to which Germany is a party, a holder of ADSs will be treated as owning the Preference Shares represented thereby.

German Taxation of Dividends

     Under German domestic income tax laws, German corporations are required to withhold tax on dividends in an amount equal to 25% of the gross amount paid to resident and nonresident shareholders. A 5.5% surtax on the German withholding tax is currently levied on dividend distributions paid by a German corporation, such as SAP. The surtax equals 1.375% (5.5% x 25%) of the gross amount of a cash dividend. Certain persons resident in Germany (e.g., qualifying investment funds or tax-exempt organizations) may obtain a partial or full refund of such taxes.

     For a holder of ADSs or Preference Shares that is resident in Germany, according to German income tax law, dividends are subject to German income tax or corporation tax. For such a holder, the taxable amount will be the sum of (i) the cash payment by SAP, (ii) the taxes withheld and (iii) 3/7 of the sum of (i) and (ii). Subject to certain conditions, the tax withheld and the gross-up of 3/7 will be eligible for credit against the holder's income or corporation tax. If the dividend is paid out of tax-exempt foreign income, there will be neither the 3/7 gross-up of the income nor a credit for this amount. For holders subject to German Trade Tax, such tax is also imposed on the dividends received (including any gross-up).

Refund of German Tax to United States Holders

     A partial refund of the 25% withholding tax equal to 10% of the gross amount of the dividend and a full refund of the surtax can be obtained by a United States Holder (as that term is defined under "United States Taxation of United States Holders of Preference Shares or ADSs") under the United States-Germany income tax treaty (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on Income (German Federal Law Gazette (BGBI.) 1991 II. 355)) (the "Treaty"). In addition, so long as the German imputation system provides German resident individual shareholders with a tax credit for corporate taxes with respect to dividends paid by German corporations, the Treaty provides that United States Holders are entitled to a further refund equal to 5% of the gross amount of the dividend. Thus, for each U.S.$100 of gross dividends paid by SAP to a United States Holder, the dividends after partial refund of the 25% withholding tax and a refund of the surtax under the Treaty will be subject to a German withholding tax of U.S.$15. If the United States Holder also applies for the additional 5% refund, then the German withholding tax is effectively reduced to U.S.$10. Thus, the cash received per U.S.$100 of gross dividends is U.S.$90 after refund of German withholding tax from the German tax authorities.

     To claim the refund of amounts withheld in excess of the Treaty rate, a United States Holder must submit (either directly or, as described below, through the Depositary) a claim for refund to the German tax authorities, with, in the case of a direct claim, the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt fur Finanzen, 53221 Bonn, Germany. The German claim for refund form may be obtained from the German tax authorities at the same address where applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

     United States Holders must also submit to the German tax authorities certification of their most recently filed United States federal income tax return (IRS Form 6166). Certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service, AC/I-FIRPTA, DR 543, P.O. Box 16347, Tax Treaty Division, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the United States Holder's name, social security number or employer identification number, tax return form number, and tax period for which certification is requested. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

     In accordance with arrangements under the Deposit Agreement, the Depositary (or a custodian as its designated agent) will hold the Preference Shares and receive and distribute dividends to the United States Holders. The Depositary has agreed that, to the extent practicable, it will perform administrative functions necessary to obtain the refund of amounts withheld in excess of the Treaty rate for the benefit of United States Holders who supply the necessary documentation.

     The Depositary will send to the United States Holders of ADSs a notice explaining how to claim a refund, the form required to obtain the IRS Form 6166 certification and the German claim for refund form. The notice will describe how to obtain the certification on IRS Form 6166. In order to claim a refund, the United States Holder should deliver the certification provided to it by the IRS to the Depositary along with the completed claim for refund form. In the case of ADSs held through a broker or other financial intermediary, the required documentation should be delivered to such broker or financial intermediary for forwarding to the Depositary. In all other cases, the United States Holders should deliver the required documentation directly to the Depositary. The Depositary will file the required documentation with the German tax authorities on behalf of the United States Holders.

     The German tax authorities will issue the refunds, which will be denominated in Marks, in the name of the Depositary. The Depositary will convert the refunds into Dollars and issue corresponding refund checks to the United States Holders or their brokers.

Refund of German Tax to Holders of ADSs or Preference Shares in Other Countries

     A holder of ADSs or Preference Shares resident in a country other than Germany or the United States that has a double taxation convention with Germany may obtain a partial refund of German withholding taxes. Rates and procedures may vary according to the applicable treaty. For details, such holders are urged to consult their own tax advisors.

Taxation of Capital Gains

     A capital gain derived from the sale or other disposition by a holder resident in Germany of ADSs or Preference Shares is taxable if the ADSs or Preference Shares are held as part of his or her trade or business or if the ADSs or Preference Shares are sold within a period of six months after acquisition.

     A holder resident in a country other than Germany is not subject to German income or corporation tax on the capital gain derived from the sale or other disposition of ADSs or Preference Shares.

Other German Taxes

     There are no German net worth, transfer, stamp or similar taxes on the holding, purchase or sale of ADSs or Preference Shares.

German Estate and Gift Taxes

     A transfer of ADSs or Preference Shares by gift or by reason of death of a holder will be subject to German gift or inheritance tax, respectively, if one of the following persons is resident in Germany: the donor or transferor or his or her heir, or the donee or other beneficiary. If one of the aforementioned persons is resident in Germany and another is resident in a country having a treaty with Germany, regarding gift or inheritance taxes, different rules may apply. If none of the aforementioned persons is resident in Germany the transfer is not subject to German gift or inheritance tax. For persons giving up German residence, special rules apply during the first five years, and under specific circumstances, during the first ten years, after the end of the year in which the person left Germany.

     In general, in the case of a United States Holder, a transfer of ADSs or Preference Shares by gift or by reason of death that would otherwise be subject to German gift or inheritance tax, respectively, will not be subject to such German tax by reason of the current estate tax treaty between the United States and Germany unless the donor or transferor, or the heir, donee or other beneficiary, is domiciled in Germany for purposes of the current estate tax treaty between the United States and Germany at the time of the making of the gift or at the time of the donor's or transferor's death.

     In general, the United States-Germany estate tax treaty provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, in a case where the ADSs or Preference Shares are subject to German inheritance or gift tax and United States federal estate or gift tax.

UNITED STATES TAXATION OF UNITED STATES HOLDERS OF PREFERENCE SHARES OR ADSS

     The following discussion generally summarizes certain United States federal income tax consequences of the acquisition, ownership and disposition of ADSs or Preference Shares to a beneficial owner (i) who is an individual citizen or resident of the United States or a corporation organized under the laws of the United States or any political subdivision thereof, (ii) who is not resident in Germany for German tax purposes, (iii) whose holding of ADSs or Preference Shares does not form part of the business property or assets of a permanent establishment or fixed base in Germany and (iv) who is fully entitled to the benefits of the Treaty in respect of such ADSs or Preference Shares (a "United States Holder").

     This summary deals only with ADSs and Preference Shares that are held as capital assets and does not address tax considerations applicable to United States Holders that may be subject to special tax rules, such as dealers or traders in securities, financial institutions, life insurance companies, tax-exempt entities, United States Holders that hold Preference Shares or ADSs as a part of straddle, conversion transaction or other arrangement involving more than one position, United States Holders that own (or are deemed for United States tax purposes to own) 10% or more of the total combined voting power of all classes of voting stock of SAP, United States Holders that have a principal place of business or "tax home" outside the United States or United States Holders whose "functional currency" is not the United States Dollar.

     The discussion below is based upon the United States Internal Revenue Code of 1986, as amended (the "Code"), the Treaty and regulations, rulings and judicial decisions thereunder at the date hereof. Any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. Opinions of tax counsel have no binding effect or official status of any kind; no assurance can be given that the conclusions set out below would be sustained by a court if challenged by the Internal Revenue Service (the "IRS"). The discussion below also is based upon representations made by SAP, which in turn rely upon certain significant assumptions as to facts and circumstances in the future. It is also based, in part, on representations of the Depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms.

     THE DISCUSSION SET OUT BELOW IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN ADSs OR PREFERENCE SHARES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE APPLICATION TO THEIR PARTICULAR SITUATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE, LOCAL OR FOREIGN TAX LAW. THE STATEMENTS OF UNITED STATES TAX LAW SET OUT BELOW ARE BASED ON THE LAWS IN FORCE AND INTERPRETATIONS THEREOF AT THE DATE OF THIS FORM 20-F AND ARE SUBJECT TO ANY CHANGES OCCURRING AFTER THAT DATE.

ADSs and Preference Shares

     For United States federal income tax purposes, a United States Holder of ADSs will be considered to own the Preference Shares represented thereby.

Distributions

     Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions made by SAP with respect to Preference Shares (other than distributions in liquidation and certain distributions in redemption of stock), including the amount of German tax deemed to have been withheld in respect of such distributions, will be taxed to United States Holders as ordinary dividend income to the extent that such distributions do not exceed the current and accumulated earnings and profits of SAP as computed for United States federal income tax purposes. As discussed above, a United States Holder may obtain a refund of German withholding tax to the extent that the German withholding tax exceeds 10% of the amount of the associated distribution. However, for United States federal income tax purposes, the net cash distribution (equal to 90%) will be treated as if it had been subject to a 15% German withholding tax and will be "grossed up" accordingly. The total amount of the distribution therefore will be equal to the sum of (i) the actual cash distribution net of the 10% withholding tax, (ii) the 10% tax actually withheld and (iii) an amount equal to 5.88% of the sum of (i) and (ii). For example, if SAP distributes a cash dividend equal to U.S.$100 to a United States Holder, the distribution currently will be subject to German withholding tax of U.S.$25 plus U.S.$1.375 surtax, and the United States Holder will receive U.S.$73.625. If the United States Holder obtains the Treaty refund, he will receive an additional U.S.$16.375 from the German tax authorities. For United States tax purposes, such United States Holder will be considered to have received a total distribution of U.S.$105.88, which will be deemed to have been subject to German withholding tax of U.S.$15.88 (15% of U.S.$105.88).

     Distributions, if any, in excess of SAP's current and accumulated earnings and profits will constitute a non-taxable return of capital to a United States Holder and will be applied against and reduce the United States Holder's tax basis in its Preference Shares. To the extent that such distributions exceed the tax basis of the United States Holder in its Preference Shares, the excess generally will be treated as capital gain.

     In the case of a distribution in Marks, the amount of the distribution generally will equal the Dollar value of the Marks distributed (determined by reference to the spot currency exchange rate on the date of receipt of the distribution (receipt by the Depositary in the case of a distribution on ADSs)), regardless of whether the holder in fact converts the Marks into Dollars, and the United States Holder will not realize any separate foreign currency gain or loss (except to the extent that such gain or loss arises on the actual disposition of foreign currency received).

     Dividends paid by SAP generally will constitute "portfolio income" for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as "investment income" for purposes of the limitation on the deduction of investment interest expense. Dividends paid by SAP will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Code.

     Under certain circumstances, a United States Holder may be deemed to have received a distribution for United States federal income tax purposes upon an adjustment, or the failure to make an adjustment, to the conversion price of the 1988 Bonds (see Item 12. "Options to Purchase Securities from Registrant or Subsidiaries -- 1988 Program") or the 1994 Bonds.

Sale or Exchange

     In general, assuming that SAP at no time is a passive foreign investment company, upon a sale or exchange of Preference Shares to a person other than SAP, a United States Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States Holder's adjusted tax basis in the Preference Shares. Such gain or loss will be capital gain or loss. Upon a sale of Preference Shares to SAP, a United States Holder may recognize capital gain or loss or, alternatively, may be considered to have received a distribution with respect to the Preference Shares, in each case depending upon the application to such sale of the rules of
Section 302 of the Code.

     Deposit and withdrawal of Preference Shares in exchange for ADSs by a United States Holder will not result in its realization of gain or loss for United States federal income tax purposes.

Foreign Tax Credit

     In general, in computing its United States federal income tax liability, a United States Holder may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a credit for foreign income taxes paid or accrued by it. For United States foreign tax credit purposes, subject to the applicable limitations under the foreign tax credit rules, the 15% German tax that is treated as having been withheld from dividends paid to a United States Holder will be eligible for credit against the United States Holder's federal income tax liability. Thus, in the numerical example set out above, a United States Holder who receives a cash distribution of U.S.$90 from SAP (U.S.$100 of the initial distribution net of U.S.$25 of German withholding tax and U.S.$1.375 of surtax plus the Treaty refund of U.S.$16.375) will be treated as having been subject to German withholding tax in the amount of U.S.$15.88 (15% of U.S.$105.88) and will be able to claim the United States foreign tax credit, subject to applicable foreign tax credit limitations, in the amount of U.S.$15.88.

     For United States foreign tax credit purposes, dividends paid by SAP generally will be treated as foreign-source income and as "passive income" (or in the case of certain holders, as "financial services income"). Gain realized by a United States Holder on the sale or exchange of Preference Shares generally will be treated as United States-source income.

     The IRS is authorized to issue regulations to govern the source of losses recognized on the sale of personal property (such as the Preference Shares). Relevant legislative history suggests that the regulations generally should treat a loss recognized by a United States Holder on the sale or exchange of Preference Shares as United States-source loss. In connection with recently proposed regulations, the IRS has stated that the sourcing of a loss from the sale or exchange of portfolio stock (generally stock held by a less than 10% shareholder) will be reviewed in the context of a broader regulations project. The proposed regulations suggest that, in the interim, a loss on the sale or exchange of Preference Shares generally would be treated as foreign-source loss. At present, it is unclear whether these proposed regulations will be adopted and, if adopted, whether they will be adopted in their present form. United States Holders are encouraged to consult their own tax advisors regarding the proper treatment of these losses for foreign tax credit purposes.

     The availability of foreign tax credits depends on the particular circumstances of each United States Holder. United States Holders are advised to consult their own tax advisors.

Foreign Personal Holding Company Considerations

     SAP does not believe that it or any of its subsidiaries currently is a "foreign personal holding company" (an "FPHC") for United States federal income tax purposes. SAP is not aware of any changes that would affect this conclusion in the foreseeable future. A foreign corporation is an FPHC for a taxable year if (i) at any time, more than 50% of its stock (by vote or by value) is owned (directly, indirectly or by attribution) by or for not more than five individuals who are citizens or residents of the United States (the "ownership requirement") and (ii) at least 60% (50% in certain cases) of its gross income is FPHC income, which generally includes dividends, interest, royalties (except certain active business computer software royalties) and other types of investment income (the "income requirement"). If SAP or one of its subsidiaries were treated as an FPHC, then each United States Holder owning ADSs or Preference Shares on the last day in the taxable year on which the ownership requirement with respect to SAP or its subsidiary is met would be required to include currently in taxable income as a dividend a pro rata share of SAP's or the subsidiary's undistributed FPHC income, which is, generally, SAP's or the subsidiary's taxable income with certain adjustments and after reduction for certain dividend payments.

     SAP does not believe that the ownership requirement is met at the date hereof with respect to SAP or any of its subsidiaries. However, there can be no assurance that the ownership requirement will not be met at some later time. Whether the income requirement would be met with respect to SAP or any of its subsidiaries at any such later date would depend on the nature and sources of SAP's and each subsidiary's income at that time.

Passive Foreign Investment Company Considerations

     Classification as a PFIC. Special and adverse United States tax rules apply to a United States Holder that holds an interest in a "passive foreign investment company" (a "PFIC"). In general, a PFIC is any non-United States corporation, if (i) 75% or more of the gross income of such corporation for the taxable year is passive income (the "income test") or (ii) the average percentage of assets (by value) held by such corporation during the taxable year that produce passive income (e.g., dividends, interest, royalties, rents and annuities) or that are held for the production of passive income is at least 50% (the "asset test"). A corporation that owns, directly or indirectly, at least 25% by value of the stock of a second corporation must take into account its proportionate share of the second corporation's income and assets in applying the income test and the asset test.

     Based on current projections concerning the composition of the SAP income and assets, SAP does not believe that it will be treated as a PFIC for its current or future taxable years. However, because this conclusion is based on the Company's current projections and expectations as to its future business activity, SAP can provide no assurance that it will not be treated as a PFIC in respect of its current or any future taxable years.

     Consequences of PFIC Status. If SAP is treated as a PFIC for any taxable year during which a United States Holder holds Preference Shares, then, subject to the discussion of the QEF and "mark-to-market" rules below, such United States Holder generally will be subject to a special and adverse tax regime with respect to any gain realized on the disposition of the Preference Shares and with respect to certain "excess distributions" made to it by SAP. The adverse tax consequences include taxation of such gain or excess distribution at ordinary-income rates and payment of an interest charge on tax which is deemed to have been deferred with respect to such gain or excess distributions. Under the PFIC rules, excess distributions include dividends or other distributions received with respect to the Preference Shares, if the aggregate amount of such distributions in any taxable year exceeds 125% of the average amount of distributions from SAP made during a specified base period.

     In some circumstances, a United States Holder may avoid certain of the unfavorable consequences of the PFIC rules by making a qualified electing fund ("QEF") election in respect of SAP. A QEF election effectively would require an electing United States Holder to include in income currently its pro rata share of the ordinary earnings and net capital gain of SAP. However, a United States Holder cannot elect QEF status with respect to SAP unless SAP complies with certain reporting requirements and there can be no assurance that SAP will provide such information.

     Effective for taxable years beginning after December 31, 1997, a United States Holder that holds "marketable" stock in a PFIC may, in lieu of making a QEF election, also avoid certain unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market at the close of each taxable year. SAP expects that the Preference Shares will be "marketable" for this purpose. A United States Holder that makes the mark-to-market election will be required to include in income each year as ordinary income an amount equal to the excess, if any, of the fair market value of the stock at the close of the year over the United States Holder's adjusted tax basis in the stock. If, at the close of the year, the United States Holder's adjusted tax basis exceeds the fair market value of the stock, then the United States Holder may deduct any such excess from ordinary income, but only to the extent of net mark-to-market gains previously included in income. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income.

TAXATION OF HOLDERS OF ADSS OR PREFERENCE SHARES IN OTHER COUNTRIES

     Holders or potential holders of ADSs or Preference Shares who are resident or otherwise taxable in countries other than Germany and the United States are urged to consult their own tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs or Preference Shares.

ITEM 8. SELECTED CONSOLIDATED FINANCIAL DATA.

     The following selected consolidated financial information of the Company is derived from, and is qualified by reference to, the Company's consolidated financial statements included herein and notes thereto audited, in respect of 1997, 1996 and 1995, by ARTHUR ANDERSEN Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH and, in respect of 1994 and 1993, by AW Treuhand Andersen & Wipfler GmbH Wirtschaftsprufungsgesellschaft (a subsidiary of ARTHUR ANDERSEN Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH), each independent auditors. The audited consolidated income statements for the years ended December 31, 1997, 1996 and 1995, consolidated statements of fixed assets for the years ended 1997 and 1996 and consolidated balance sheets at December 31, 1997 and 1996 are included under "Item 18. Financial Statements." The Company's consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in Germany ("German GAAP").

     The selected consolidated financial data in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") at and for the years ended December 31, 1997 and 1996 have been derived from the Company's consolidated financial statements included in "Item 18. Financial Statements." German GAAP differs in certain significant respects from U.S. GAAP. A reconciliation of the differences between German GAAP and U.S. GAAP which materially affect the determination of net income for the years ended December 31, 1997 and 1996, and shareholders' equity at December 31, 1997 and 1996 is set forth in note 40 to the Company's consolidated financial statements included herein.

     The selected financial data set forth below should be read in conjunction with, and are qualified by reference to, the related consolidated financial statements of the Company included herein and notes thereto and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                         YEAR ENDED DECEMBER 31,
                                           (in thousands, except share and per share data and
                                             employee numbers and where otherwise indicated)
                                  ---------------------------------------------------------------------
                                    1997        1997        1996        1995        1994        1993
                                  ---------   ---------   ---------   ---------   ---------   ---------
                                  U.S.$(1)       DM          DM          DM          DM          DM
INCOME STATEMENT DATA:
Amounts in accordance with
  German GAAP
Product revenues................  2,277,315   4,097,117   2,630,512   1,933,811   1,304,470     685,760
Consulting and training
  revenues......................  1,017,762   1,831,056   1,041,404     724,134     493,885     387,074
Other...........................     49,632      89,293      50,234      38,436      32,788      28,900
                                  ---------   ---------   ---------   ---------   ---------   ---------
     TOTAL SALES REVENUES.......  3,344,709   6,017,466   3,722,150   2,696,381   1,831,143   1,101,734
                                  ---------   ---------   ---------   ---------   ---------   ---------
Other operating income(2).......     45,822      82,438      74,673      54,789      31,918      34,491
Cost of services and materials
  and operating expenses:
  Cost of services and
     materials..................    336,679     605,719     394,384     300,647     187,822     100,667
  Personnel expenses............  1,153,310   2,074,920   1,338,473     956,744     675,212     466,161
  Depreciation and
     amortization...............    108,566     195,321     164,591     144,456      88,662      61,785
  Other operating expenses......    895,852   1,611,728     955,746     697,455     462,126     279,852
                                  ---------   ---------   ---------   ---------   ---------   ---------
     Total cost of services and
       materials and operating
       expenses.................  2,494,407   4,487,688   2,853,194   2,099,302   1,413,822     908,465
                                  ---------   ---------   ---------   ---------   ---------   ---------
Operating results...............    896,124   1,612,216     943,629     651,868     449,239     227,760
Financial results(3)............     30,416      54,720      23,584      22,198      22,016      28,959
                                  ---------   ---------   ---------   ---------   ---------   ---------
Results from ordinary
  operations....................    926,540   1,666,936     967,213     674,066     471,255     256,719
Taxes on income.................    393,727     708,354     382,414     258,665     176,160     101,311
Other taxes.....................     18,469      33,228      17,263      10,573      13,921       9,094
                                  ---------   ---------   ---------   ---------   ---------   ---------
     Total taxes................    412,196     741,582     399,677     269,238     190,081     110,405
                                  ---------   ---------   ---------   ---------   ---------   ---------
Net income......................    514,344     925,354     567,536     404,828     281,174     146,314
Earnings per share(4)...........       4.93        8.87        5.48        4.00        2.78        1.46

                                                         YEAR ENDED DECEMBER 31,
                                           (in thousands, except share and per share data and
                                             employee numbers and where otherwise indicated)
                                  ---------------------------------------------------------------------
                                    1997        1997        1996        1995        1994        1993
                                  ---------   ---------   ---------   ---------   ---------   ---------
                                  U.S.$(1)       DM          DM          DM          DM          DM
Amounts in accordance with U.S.
  GAAP
Total sales revenues............  3,285,017   5,910,073   3,552,365         N/A         N/A         N/A
Net income......................    485,564     873,574     452,151         N/A         N/A         N/A
Earnings per share:.............                                            N/A         N/A         N/A
Basic
  DM 50 Ordinary Shares and DM 5
     Ordinary Shares............       4.66        8.38        4.40         N/A         N/A         N/A
  DM 50 Preference Shares and DM
     5 Preference Shares........       4.70        8.46        4.47         N/A         N/A         N/A
Diluted
  DM 5 Ordinary Shares and DM 50
     Ordinary Shares............       4.61        8.30        4.29         N/A         N/A         N/A
  DM 5 Preference Shares and DM
     50 Preference Shares.......       4.61        8.30        4.31         N/A         N/A         N/A
OTHER DATA:
  Ratio of earnings to combined
     fixed charges and preferred
     dividends in accordance
     with German GAAP(5)........        N/A       23.97x      23.55x      21.90x      24.55x      18.09x
  Ratio of earnings to combined
     fixed charges and preferred
     dividends in accordance
     with U.S. GAAP(5)..........        N/A       23.24x      20.81x        N/A         N/A         N/A
BALANCE SHEET DATA:
Amounts in accordance with
  German GAAP
Cash and cash equivalents and
  marketable securities.........    647,274   1,164,512     902,285     397,755     347,225     433,873
Total assets....................  2,818,221   5,070,260   3,367,104   2,218,162   1,749,729   1,306,185
Shareholders' equity............  1,702,169   3,062,372   2,211,312   1,529,520   1,236,206   1,008,618
Short-term bank loans and
  overdrafts....................     90,675     163,134      90,272      59,686      47,189      25,442
Long-term financial debt(5).....      2,849       5,126       8,825      20,546      21,946       1,000
Amounts in accordance with U.S.
  GAAP
Total assets....................  2,909,248   5,234,028   3,467,803         N/A         N/A         N/A
Shareholders' equity............  1,577,489   2,838,059   2,031,869         N/A         N/A         N/A

---------------
(1) Amounts in the column are unaudited and translated at DM 1.7991 to U.S.$1.00, the Noon Buying Rate on December 31, 1997. See "-- Exchange Rates" for recent exchange rates between the Mark and the Dollar.

(2) Other operating income includes increases in inventory of unfinished services.

(3) Financial results include income from investments, net interest income, write-down on financial assets, and income from marketable securities and loans of financial assets.

(4) Earnings per share have been calculated in accordance with the guidelines established by the German Association of Financial Analysts (Deutsche Vereinigung fur Finanzanalyse und Anlageberatung e.V.). Such amounts are equal to net income divided by (a) the total number of DM 50 Ordinary Shares and DM 5 Ordinary Shares outstanding at year end and (b) the total number of DM 50 Preference Shares and DM 5 Preference Shares outstanding at year end. Historical earnings per share and dividends per share have been calculated assuming that (i) each DM 50 Ordinary Share equaled ten DM 5 Ordinary Shares and (ii) each DM 50 Preference Share equaled ten DM 5 Preference Shares. Earnings per share amounts are computed on a DM 5 per share basis. On May 7, 1998, SAP's shareholders passed a resolution converting SAP's share capital to no nominal value shares, in accordance with recently enacted amendments to the German Stock Corporation Act. This resolution took effect on June 16, 1998, when it was recorded in the commercial register in Heidelberg, Germany. See "Item 14. Description of Securities to be Registered -- Share Capital."

(5) In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense plus one-third of rental expense under operating leases (the portion that has been deemed by the Company to be representative of an interest factor).

(6) Long-term financial debt represents financial liabilities with a remaining life beyond one year. Most of the Company's long-term financial debt represents outstanding 1988 Bonds (See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries -- 1988 Program") and 1994 Bonds issued to Company employees. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries."

EXCHANGE RATES

     The Mark is part of the European Monetary System ("EMS") exchange rate mechanism. Within the EMS, exchange rates may fluctuate within permitted margins, controlled by central bank intervention. Against currencies outside the EMS, the Mark has, in theory, free floating exchange rates, although central banks sometimes try to confine short-term exchange rate fluctuations by intervening in foreign exchange markets. Beginning in January 1999, the EURO is scheduled to be introduced in certain EMU countries. By June 30, 2002 at the latest, all participating EMU countries will need to be operating with the EURO as their single currency.

     Fluctuations in the exchange rate between the Mark and the Dollar will affect the Dollar equivalent of the Mark price of the Preference Shares traded on the German stock exchanges and, as a result, will affect the price of the ADSs in the United States. Such fluctuations will also affect the Dollar amounts received by the holders of ADSs on the conversion into Dollars of cash dividends paid in Marks on the Preference Shares represented by the ADSs. See "Item 14. Description of Securities to be Registered -- Description of ADSs."

     A substantial portion of SAP's revenues and expenses is denominated in currencies other than the Mark. Therefore, results of operations and cash flows may be materially affected by movements in the exchange rate between the Mark and the respective currencies to which SAP is exposed. The effect of the planned adoption of the EURO on SAP's operations is difficult to predict with certainty at this stage because of the complexity of the relevant factors and the uncertain timing of such adoptions. For a discussion of the effect exchange rate fluctuations have on SAP's business and operations, as well as the hedging techniques used to manage SAP's exposure to such fluctuations, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The following table sets forth, for the periods and dates indicated, the average, high, low and period-end Noon Buying Rates for Marks expressed in Marks per Dollar.

                YEAR ENDED
               DECEMBER 31,                  PERIOD-END    AVERAGE(1)     HIGH      LOW
               ------------                  ----------    ----------    ------    ------
  1993.....................................    1.7395        1.6610      1.7405    1.5675
  1994.....................................    1.5495        1.6119      1.7627    1.4920
  1995.....................................    1.4345        1.4261      1.5612    1.3565
  1996.....................................    1.5387        1.5049      1.5655    1.4354
  1997.....................................    1.7991        1.7371      1.8913    1.5389
  1998 (through June 18, 1998).............    1.7927        1.8067      1.8542    1.7590

---------------
(1) The average of the Noon Buying Rates on the last day of each month during the relevant period.

     On, June 18, 1998, the Noon Buying Rate was DM 1.7927 per U.S.$1.00.

DIVIDENDS

     Dividends are jointly proposed by SAP's Supervisory Board and Executive Board based on the Company's year-end financial statements, subject to approval by holders of Ordinary Shares, and are officially declared in respect of the prior year at SAP's annual general shareholders' meeting. SAP's annual general shareholders' meeting is usually convened during the second quarter of each year. Historically, SAP has declared and paid its dividends in Marks. Since Ordinary Shares and Preference Shares are in bearer form, dividends are either remitted to the custodian bank on behalf of the shareholder within one business day following the annual general shareholders' meeting or, in the case of shareholders holding physical certificates, available promptly following the annual general shareholders' meeting upon submission of the dividend coupon to the paying agent therefor. See "Item 14. Description of Securities to be Registered -- Description of Preference Shares -- Dividend and Liquidation Rights." Record holders of the ADSs on the dividend record date will be entitled to receive payment in full of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in Marks and, subject to certain exceptions, will be converted by the Depositary into Dollars. See "Item 14. Description of Securities to be Registered -- Description of ADSs." The amount of dividends received by holders of ADSs may be affected by fluctuations in exchange rates. See "-- Exchange Rates." Dividends paid to holders of the ADSs or Preference Shares may be subject to German withholding tax. See "Item 7. Taxation."

     The following table sets forth the annual dividends paid per Ordinary Share and Preference Share in Marks in respect of each of the years indicated.

                 YEAR ENDED                   DIVIDEND PAID PER        DIVIDEND PAID PER
                DECEMBER 31,                  ORDINARY SHARE(1)       PREFERENCE SHARE(1)
                ------------                  ------------------      --------------------
                                               DM       U.S.$(2)       DM        U.S.$(2)
  1993......................................  0.44        0.27        0.48         0.30
  1994......................................  0.85        0.62        0.90         0.65
  1995......................................  1.30        0.85        1.35         0.88
  1996......................................  2.30(3)     1.35        2.35(3)      1.38
  1997......................................  2.80        1.58        2.85         1.61

---------------
(1) Adjusted to reflect (i) the capital increase from reserves which took effect on August 9, 1994, pursuant to which holders of Ordinary Shares and Preference Shares received four additional shares for each such share owned by such holders, and (ii) a 1:10 stock split with respect to 706,000 DM 50 Ordinary Shares and 1,950,000 DM 50 Preference Shares to reflect the reduction in the nominal value of such DM 50 Ordinary Shares and DM 50 Preference Shares from DM 50 to DM 5. On May 7, 1998, SAP's shareholders passed a resolution converting SAP's share capital to no nominal values shares. This resolution took effect on June 16, 1998, when it was recorded in the commercial register in Heidelberg, Germany. See "Item 14. Description of Securities to be Registered -- Share Capital."

(2) Translated into Dollars at the Noon Buying Rate on the dividend payment date.

(3) Includes anniversary bonus in the amount of DM 0.5.

     The amount of dividends paid on the Preference Shares depends on the amount of profits to be distributed by SAP, which depends in part upon the performance of the Company. A holder of Preference Shares is entitled to a cumulative annual preferred dividend which exceeds the annual dividend paid to holders of Ordinary Shares by an amount equal to DM 0.05 per Preference Share but in any event no less than a minimum dividend equal to DM 0.05 per Preference Share. See "Item
14. Description of Securities to be Registered -- Description of Preference Shares -- Dividend and Liquidation Rights." Although SAP expects to continue to pay dividends on the Preference Shares, the timing and amount of future dividend payments will depend upon the Company's future earnings, its capital needs and other relevant factors.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Investors are cautioned that this Item 9 contains forward-looking statements that involve risks and uncertainties. When used in this Item 9, the words "anticipate," "believe," "estimate," "intend," "will" and "expect" and similar expressions as they relate to the Company or its business are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the Form F-1, as well as the factors discussed elsewhere in this Form 20-F. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements included herein and notes thereto.

ACCOUNTING PRINCIPLES

     The consolidated financial statements of the Company included herein have been prepared in accordance with German GAAP, which varies in certain significant respects from U.S. GAAP. The following discussion is based upon financial information prepared in conformity with German GAAP. For a discussion of significant German accounting principles used in preparation of the consolidated financial statements, see the notes to the Company's consolidated financial statements included herein. Application of U.S. GAAP would have affected net income for each of the two years ended December 31, 1997 and 1996 to the extent shown in note 40 to the Company's consolidated financial statements included herein.

OVERVIEW

     The Company is a leading international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses. The Company's primary products, the R/3 System and the R/2 System, are designed to provide customers with a palette of standard business solutions arranged in applications which provide integrated enterprise-wide processing of business work flows. Additionally, the Company provides independent industry-specific solutions, independent business solutions, custom components and the necessary technological infrastructure to support complementary software solutions. The Company has many strategic partners that offer complementary software, services and hardware. The Company's services include consulting, support and training.

     On December 31, 1997, the Company had more than 13,000 System installations in over 8,500 customers ranging in size from multinational enterprises to medium- and smaller-sized businesses. For the year ended December 31, 1997, the Company's sales revenues were approximately DM 6.02 billion as compared to DM
3.72 billion for the year ended December 31, 1996, with net income after taxes of DM 925.4 million and DM 568 million, respectively. The Company consists of SAP and its network of approximately 50 operating subsidiaries and has a presence or a representative in approximately 90 countries.

     The Company's principal sources of revenue are product revenues and consulting and training revenues. Product revenues consist primarily of license fees and maintenance fees. License fees are derived from the licensing of the R/3 System and the R/2 System to customers. The Company provides optional maintenance services for a fixed fee calculated on the basis of the initial license fee paid by the customer. The maintenance services entitle the customer to upgrades and enhancements through new System releases, versions and correction levels, telephone support on the use of the products and assistance in resolving problems, remote support, access to online bulletin board support services and, if purchased separately, SAP EarlyWatch, a world-wide remote monitoring and diagnosis service for the R/3 System. The Company's consulting and training revenues are derived primarily from the services it renders with respect to implementation, consulting and training of customer project teams and end users in connection with the installation of the Systems in customers' enterprises, as well as training third-party consultants with respect to the Company's products.

     The Company generally licenses its products to customers on a "right to use" basis pursuant to a perpetual license. These license agreements are generally in standard form, although each license is individually negotiated and may contain variations. The license is generally non-transferable or, if transferable, the transfer is subject to the Company's reasonable approval. The standard end user license agreement for the R/3 System provides for an initial license fee based on the number and types of identified users. Additional licensing fees are charged when the designated number of users is increased. The standard end user license agreement for the R/2 System provides for an initial fee based on the number and nature of functions and applications licensed by the customer and on the type of mainframe computer class being used. This standard license agreement provides that the R/2 System, as configured, can be used in perpetuity by the specified users on a limited number of central processing units. Additional R/2 System licensing fees are charged when additional functions or applications are licensed or when the type of mainframe computer class being used is changed.

     The Company recognizes software license fee revenues when the customer has legally signed an irrevocable contract with the Company and the software has been delivered in full. Under certain license agreements, customers may agree to license additional groups of users at prescribed future dates on a non-cancelable basis. License agreements with customers seeking to implement the Systems with a large number of users sometimes provide for increases in the number of users over a period of time. Under these circumstances, the Company recognizes revenue for such additional users at the date on which the customer's commitments with respect to such additional users become effective.

     Maintenance fees are generally payable in advance at the beginning of each maintenance period and maintenance revenues are recognized pro rata over the duration of the maintenance period. Virtually all of the Company's customers elect to receive maintenance services from the Company. Few of the Company's customers have terminated such services.

     Consulting and training fees are recognized at the time the service is rendered and are typically calculated at the Company's list price for such services.

     SAP intends to convert all of SAP's share capital and its financial accounting and reporting currency into the EURO by January 1, 1999.

EXCHANGE RATE EXPOSURE

     A significant portion of the Company's business is conducted in currencies other than the Mark. International sales are primarily made through the Company's subsidiaries in the respective regions and are generally denominated in the local currency. Expenses incurred by the subsidiaries are also denominated in the local currency. Accordingly, the functional currency of the Company's subsidiaries is the local currency. Of the Company's consolidated revenues in 1997 and 1996, approximately 81% and 75%, respectively, were attributable to non-German operations and translated into Marks. As a consequence, period to period changes in the average exchange rate in a particular currency can significantly affect revenues and operating income denominated in that currency. In general, appreciation of the Mark relative to another currency has an adverse effect on revenues and operating income denominated in that currency, while depreciation of the Mark has a positive effect on revenues and operating income denominated in the non-Mark currency.

     The principal non-Mark currencies in which SAP's subsidiaries conduct business that are subject to the risks described in the immediately preceding paragraph are the U.S. Dollar, the Japanese Yen, the Swiss Franc, the British Pound Sterling, the Canadian Dollar and the Australian Dollar. The effect of depreciation in the value of the Mark relative to such currencies on the Company's consolidated revenues, results from ordinary operations and net income was in each case approximately DM 423.1 million, DM 117.2 million and DM 85.5 million, respectively, for 1997 and DM 58.9 million, DM 17.7 million and DM 15.3 million, respectively, for 1996. The Company utilizes foreign currency forward contracts and foreign currency options to manage currency exchange rate risks as further discussed in "Item 9A. Quantitative and Qualitative Disclosure About Market Risk."

INTEREST RATE EXPOSURE

     The Company invests its cash primarily in bank time deposits and fixed and variable rate marketable debt securities. The majority of such investments are denominated in Marks. Cash held by foreign subsidiaries is generally held in short-term time deposits denominated in the local currency.

     Net interest income increased to DM 52.6 million in 1997 compared to DM
27.8 million and DM 22.2 million in 1996 and 1995, respectively. The increases in net interest income for fiscal 1997 and fiscal 1996 are primarily the result of a larger average portfolio of cash and cash equivalents and marketable securities. See note 34 to the Company's consolidated financial statements included herein.

     While the Company is exposed generally to fluctuations in the interest rates of many of the world's leading industrialized countries, the Company's interest income and expense is most sensitive to fluctuations in the level of German interest rates. The fair market values of both fixed and variable rate investments are exposed to such interest rate risk. To the extent that interest rates rise, fixed interest securities may be adversely impacted whereas a decline in interest rates may decrease the anticipated interest income for variable rate investments. The Company utilizes interest rate swaps to manage interest rate risks as further discussed in "Item 9A. Quantitative and Qualitative Disclosure About Market Risk."

INFLATION

     During the years 1997, 1996 and 1995, the effects of inflation on the Company's operations have not been material.

QUARTERLY RESULTS OF OPERATIONS

     The Company's net revenues and operating results can vary, sometimes substantially, from quarter to quarter, causing significant variations in operating results during certain quarters. The Company's revenues in general, and in particular its license revenues, are difficult to forecast for a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions, (iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets, (vi) seasonality of technology purchases and (vii) other general economic conditions. Historically, the Company's business, as is common in the software industry, has experienced its highest revenues in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 1997, 1996 and 1995 first quarter revenues being lower than revenues in the prior year's fourth quarter. The Company believes that this trend will continue and expects that its operating results will peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. Because the Company's operating expenses are based upon anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in recognition of revenue could result in significant variations in the operating results from quarter to quarter. In addition, the Company may not be able to confirm any such shortfalls until late in the quarter or following the end of the quarter because license agreements are often executed late in a quarter.

YEAR 2000

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. The Company has performed extensive testing to validate that the R/3 System and the R/2 System are Year 2000 compliant. This testing process was monitored and certified by the Technischer Uberwachungs Verein e.V. (TUV) to verify that such testing processes were sufficient to determine that the software is Year 2000 compliant.

     The Company utilizes third-party vendor network equipment, telecommunication products and other third party software products which may or may not be Year 2000 compliant. The Company has in place a plan which identifies the third-party software products which must be upgraded and provides for a timetable with respect to completion of these upgrades. Such plan contemplates system upgrades from existing vendors. The Company has requested assurances from such third-party software vendors that plans are in process to make necessary modifications to achieve compliance with Year 2000 processing requirements. The Company does not expect that the cost of such upgrades will be material and does not anticipate a material disruption in its operations, capital resources or cash flows as a result of such upgrades. However, there can be no assurance that the software products supplied to the Company by such third-party vendors will achieve Year 2000 compliance in a timely manner. Failure of any critical technology components to operate properly in the Year 2000 may have an adverse impact on the business, operations, financial condition or cash flows of the Company.

REVENUE BY GEOGRAPHIC LOCATION

     The Company operates its business in three principal geographic locations, namely Europe, North and South America (the "Americas") and Asia-Pacific/Africa. The Company allocates revenue amounts to the region in which the customer is located. The following table sets forth, for the periods indicated, the sales revenues allocated to each of the Company's three principal geographic locations.

                                                      (in millions of DMs)
                                                   1997       1996       1995
                                                  -------    -------    -------
Europe..........................................  2,544.5    1,799.7    1,422.5
Americas........................................  2,594.8    1,385.7      947.9
Asia-Pacific/Africa.............................    878.2      536.8      325.8
                                                  -------    -------    -------
          Total.................................  6,017.5    3,722.2    2,696.2
                                                  =======    =======    =======

     Europe. Approximately 42.3% of the Company's 1997 revenues were derived from Europe compared to 48.3% and 52.8% in 1996 and 1995, respectively. The Company's revenues from Europe are derived primarily from Germany, the United Kingdom, France, Switzerland, the Netherlands and Austria.

     Americas. Revenues from the United States represent approximately 81.1% of the Company's total Americas market, with the majority of the remaining balance from Canada, Brazil, Mexico, Argentina, and Venezuela. Approximately 43.1% of the Company's 1997 revenues was derived from the Americas, compared to 37.2% in 1996 and 35.2% in 1995. The shift of the net revenue percentages to the Americas from other regions from year to year reflects the Company's continued expansion in the United States.

     Asia-Pacific/Africa. Approximately 14.6% of the Company's 1997 revenues were derived from this region, compared to 14.4% and 12.1% in 1996 and 1995, respectively. The Company's revenues from the Asia-Pacific/Africa region derive primarily from Japan, Australia, South Africa, South Korea, Singapore and Malaysia.

     The Company has reassessed, and continues to closely monitor, its international business risks due to recent economic and political conditions in the Asian-Pacific region. During 1997, 1.7% of the Company's revenues were derived from Asian-Pacific countries that the Company believes to be subject to significant economic and currency exchange risks (Indonesia, Thailand, Malaysia, the Philippines and Korea). Other Asian-Pacific countries (Japan, Australia, New Zealand, Singapore, India, China and Taiwan) accounted for 11.7% of the Company's revenues during 1997. Although the Company does not believe that the conditions in the Asian-Pacific region will materially impact its business based upon management's most current evaluation of the present situation, there can be no assurance that the current economic or political conditions in the Asian-Pacific region will not worsen or that the situation will not negatively affect the Company's financial condition or results of operations.

RESULTS OF OPERATIONS

Year Ended December 31, 1997 Compared with Year Ended December 31, 1996

  Revenues

     Total sales revenues increased from DM 3,722.2 million for 1996 to DM 6,017.5 million for 1997, representing an increase of DM 2,295.3 million or 61.7%. The primary revenue items contributing to the increase in total sales revenues were increases in product and consulting and training revenues.

     Product Revenues. Product revenues increased from DM 2,630.5 million for 1996 to DM 4,097.1 million for 1997, representing an increase of DM 1,466.6 million or 55.8%. Aggregate product revenues as a percentage of total sales revenues were 70.7% in 1996 and 68.1% in 1997. The primary reason for this growth in product revenue was an increase in the number of software licenses for new and existing customers, the expansion of the Company's operations, particularly in North America, Latin America and Asia-Pacific and growth in vertical markets through the Company's industry solutions program. The growth in product revenue is also attributable to demand for software that complies with "Year 2000" requirements and with the EMU's conversion to the EURO, including business processing during the dual-currency phase. In addition, increased demand within the application software industry was driven by continued globalization of businesses and the need for an increased level of integration between businesses and their partners in the areas of collaboration, supply chain and electronic commerce. Furthermore, a general increase in information technology spending results from companies' desires to obtain better data more quickly, thus allowing for faster responses to increased levels of industry competition. There can be no assurance that these positive effects on product revenues will continue in the future.

     Product revenues attributable to the R/2 System declined by 9% from DM
242.5 million in 1996 to DM 222.6 million in 1997. This decline was due primarily to the general shift in computer hardware from mainframe-oriented data processing to the client/server model of computing. The Company believes that R/2 System product revenues will continue to decline.

     Consulting and Training Revenues. Consulting revenues increased from DM
735.3 million in 1996 to DM 1,251.2 million in 1997, representing an increase of 70.2%. Consulting revenues as a percentage of total sales revenues increased from 19.8% in 1996 to 20.8% in 1997.

     Training revenues increased by 89.4% from DM 306.1 million in 1996 to DM
579.9 million in 1997. This increase was primarily due to the increase in the number of installations, significant capital investments that were made in the infrastructure of the training operations during 1996 and increased customer satisfaction. Additionally, during 1997 customers were able to purchase training materials that allowed the training application to be customized for their internal training needs.

     Consulting and training fee revenues attributable to the R/2 System declined by 32.1% from DM 235.4 million in 1996 to DM 159.9 million in 1997. The Company believes that these revenues will continue to decline.

  Costs of Services and Materials and Operating Expenses

     Cost of services and materials and operating expenses increased from DM 2,853.2 million for 1996 to DM 4,487.7 million for 1997, representing an increase of DM 1,634.5 million, or 57.3%. The primary expense items contributing to the increase in these expenses are outlined below.

     Cost of Services and Materials. Cost of services and materials consists primarily of fees paid to independent contractors assisting the Company in supporting its customers and in developing enhancements to the Company's products. The cost of services and materials also consists of telephone hotline support of customers and the cost of multilingual product documentation. The cost of services and materials increased by 53.6% from DM 394.4 million for 1996 to DM 605.7 million for 1997. The primary reason for this increase is the continuing growth of purchased services for third-party consulting.

     Personnel Expenses. Personnel expenses represent the costs of the salary and benefits payable to personnel. Personnel expenses increased by 55.0% from DM 1,338.5 million for 1996 to DM 2,074.9 million for 1997. The overall number of employees increased from 9,202 to 12,856 at December 31, 1996 and 1997, respectively. The number of sales and marketing employees increased from 1,735 to 2,423 at December 31, 1996 and 1997, respectively, representing an increase of 39.7%.

     Depreciation and Amortization. Depreciation charges relate primarily to the depreciation of buildings, computer hardware and equipment and other tangible fixed assets owned by the Company. Amortization arises primarily from the amortization of the cost of software purchased by the Company and goodwill arising from business acquisitions consummated in 1997. Depreciation and amortization increased from DM 164.6 million for 1996 to DM 195.3 million for 1997, representing an increase of 18.7%.

     Other Operating Expenses. Other operating expenses include marketing, travel, license fees paid to third parties for databases and the CSPs, rental and leasing, communications, administration and entertainment expenses. Other operating expenses increased from DM 955.8 million for 1996 to DM 1,611.7 million for 1997, representing an increase of 68.6%. This increase is attributable to increased marketing, license, travel and rent expenses to support the continued growth of operations. The Company continued to lease computer hardware and equipment in 1997 to keep pace with the rapid advancement of computer hardware technology, which in turn increased rent expenses in 1997.

  Operating Results

     Operating results, which reflect total revenues less operating expenses, increased from DM 943.6 million for 1996 to DM 1,612.2 million for 1997, or 70.9%. Operating results as a percentage of total sales revenues increased from 25.4% in 1996 to 26.8% in 1997.

  Financial Results

     Financial results are comprised primarily of net interest and similar income, write-down of financial assets, income from marketable securities and loans of financial assets. Financial results increased from DM 23.6 million for 1996 to DM 54.7 million for 1997, an increase of 132%. The continuing improvement in financial results was due to a larger average portfolio of cash and cash equivalents and marketable securities.

  Taxes

     The Company's effective income tax rate on results from ordinary operations increased from 39.5% for 1996 to 42.5% for 1997. This increase was due primarily to differing local tax treatments associated with the 1996 conversions and distributions under the 1994 Program. The deductions taken for the 1997 distribution related to the 1994 Program were not significant.

  Net Income

     Net income increased from DM 567.5 million in 1996 to DM 925.4 million in 1997, or 63.1%. Net income as a percentage of total sales revenues increased from 15.2% for 1996 to 15.4% for 1997.

  Research and Development Expenses

     The Company expenses research and development expenses on a current basis when incurred. The Company does not present research and development expenses separately in its financial statements. The Company considers its research and development expenses to include those personnel expenses related to research and development employees, expenditures on computer hardware used in research and development and expenditures on independent contractors retained by the Company to assist in its research and development. Research and development expenses increased by DM 224.3 million, or 38.1%, from DM 589.0 million in 1996 to DM
813.3 million in 1997. As a percentage of total sales revenues, research and development expenses decreased from 15.8% for 1996 to 13.5% for 1997. The reason for the decline in research and development expense as a percentage of total revenues was the continued rapid growth rate of revenues related to sales of the R/3 System. Of the Company's total research and development expenses for 1996 and 1997, 43.3% and 47.1%, respectively, constituted personnel expenses. The number of research and development employees increased from 2,059 in 1996 to 2,876 in 1997, representing an increase of 39.7%.

Year Ended December 31, 1996 Compared with Year Ended December 31, 1995

  Revenues

     Total sales revenues increased from DM 2,696.4 million in 1995 to DM 3,722.2 million in 1996, representing an increase of DM 1,025.8 million or 38%. The primary revenue items contributing to the increase in total sales revenues were increases in product revenues and consulting and training revenues.

     Product Revenues. Product revenues increased from DM 1,933.8 million in 1995 to DM 2,630.5 million in 1996, representing an increase of DM 696.7 million or 36.0%. Aggregate product revenues as a percentage of total sales revenues were 71.7% in 1995 and 70.7% in 1996. The increase in product revenues was due primarily to a significant increase in licensing fees attributable to the R/3 System. System licensing fee revenues increased significantly in most of the countries in which the Company operated. The greatest increase with respect to such revenues occurred in the United States. See
"-- Revenue by Geographic Location."

     Consulting and Training Revenues. Consulting revenues increased from DM
499.1 million in 1995 to DM 735.3 million in 1996, representing an increase of 47.3%, due primarily to increases in the licensing of the R/3 System. Consulting revenues as a percentage of total sales revenues increased from 18.5% in 1995 to 20% in 1996. The rate of consulting revenue increases, however, was slower than the rate of increases in total sales revenues during the corresponding periods as a result of the Company's strategy of supplementing its customer support services through cooperation with third-party consultants, while concentrating on marketing the R/3 System to a broadening customer base and promoting the development and enhancement of the R/3 System.

     Training revenues increased from DM 225.0 million in 1995 to DM 306.1 million in 1996, representing an increase of 36.0%. The rate of growth in training revenues increased in 1996, due primarily to the large number of R/3 Systems licensed and the release of the training curriculum with respect to Release 3.0 of the R/3 System.

  Cost of Services and Materials and Operating Expenses

     Cost of services and materials and operating expenses increased from DM 2,099.3 million for 1995 to DM 2,853.2 million for 1996, representing an increase of DM 753.9 million, or 35.9%. The primary expense items contributing to the increase in these expenses are outlined below.

     Cost of Services and Materials. The cost of services and materials increased from DM 300.6 million in 1995 to DM 394.4 million in 1996, representing an increase of 31.2%. The increase in cost of services and materials in 1996 compared to 1995 was due primarily to the Company's investments in infrastructure and a new training curriculum, the development and testing of Release 3.0 of the R/3 System as well as an increased use of independent contractors to reduce the need to further increase the Company's own work force.

     Personnel Expenses. Personnel expenses increased from DM 956.7 million in 1995 to DM 1,338.5 million in 1996, representing an increase of 39.9%. The increase was due primarily to an increase in the number of employees and salaries (including benefits) and social security payments during the periods. The Company increased the number of its employees concurrently with the substantial growth in licensing over this period. The number of employees increased from 6,857 to 9,202 at December 31, 1995 and 1996, respectively, representing an increase of 34.2%.

     Depreciation and Amortization. Depreciation and amortization increased from DM 144.5 million in 1995 to DM 164.6 million in 1996, representing an increase of 13.9%. The increase was due primarily to increased capital expenditures in 1996, comprised mainly of personal computers and other hardware and a shorter useful life of the personal computers and new building construction.

     Other Operating Expenses. Other operating expenses increased from DM 697.5 million in 1995 to DM 955.8 million in 1996, representing an increase of 37.0%. The increase in other operating expenses in 1996 compared to 1995 was due primarily to an increase in marketing expenses, travel expenses, building rent and computer hardware leasing expenses. Due to the fast rate at which computer hardware technology continued to change, there was an effort to increase the percentage of electronic data processing equipment which was leased, rather than purchased, in 1996. Overall, however, other operating expenses as a percentage of total sales revenues for such period remained relatively constant.

  Operating Results

     Operating results increased from DM 651.9 million in 1995 to DM 943.6 million in 1996, or 44.7%. The increase in operating results was due primarily to the significant increase in product revenues, the generation of which entails lower personnel costs and a correspondingly higher profit margin than is associated with the Company's other sources of revenues. Operating results as a percentage of total sales revenues increased from 24.2% in 1995 to 25.4% in 1996. The increase in 1996 was primarily due to expenses for purchased services, infrastructure costs (particularly in new geographic markets such as China and Brazil), depreciation and other operating expenses increasing at a higher rate in 1995 than total revenues.

  Financial Results

     Financial results remained approximately the same in 1995 and 1996 at DM
22.2 million and DM 23.6 million, respectively.

  Taxes

     The Company's effective income tax rate on results from ordinary operations increased marginally from 38.4% in 1995 to 39.5% in 1996. The increase in the effective rate from 1995 to 1996 was due primarily to the increase in operating losses in 1996 from subsidiaries that began operations in 1995. The Company was unable to utilize these losses to reduce taxes in 1996. This increase in the 1996 effective tax rate was partially offset by differing local tax treatments associated with the 1996 conversions and distributions under the 1994 Program.

  Net Income

     Net income increased from DM 404.8 million in 1995 to DM 567.5 million in 1996, or 40.2%. Net income as a percentage of total sales revenues increased from 15.0% in 1995 to 15.2% in 1996.

  Research and Development Expenses

     The Company's research and development expenses increased from DM 438.2 million in 1995 to DM 589.0 million in 1996, representing an increase of 34.4%. As a percentage of total sales revenues, however, research and development expenses decreased from 16.3% in 1995 to 15.8% in 1996. The decrease in such percentages over the periods was due primarily to the faster growth in revenues relating to the R/3 System. Of the Company's total research and development expenses in 1995 and 1996, 45% and 43.3%, respectively, constituted personnel expenses. The number of research and development employees increased from 1,643 at year-end 1995 to 2,059 at year-end 1996, representing an increase of 25.3%. The portion of the increase in research and development expenses not attributable to the number of research and development employees relates to increases in salaries for existing employees, increases in expenditures on computer hardware and increases in the number of independent contractors retained by the Company to assist in research and development.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has funded most of its growth internally from cash flow from operations and the sale of equity securities. Over the past several years, the Company's principal use of cash was to support continuing operations and capital additions resulting from the Company's growth. At December 31, 1997, the Company's liquid assets provided by operations amounted to DM 835.3 million, an increase of DM 351.8 million from DM 483.5 million at December 31, 1996. Accounts receivable increased from DM 1,555.9 million at December 31, 1996 to DM 2,435.7 million at December 31, 1997, representing an increase of 56.5%. The increase in accounts receivable during the period is attributable generally to the increased level of licensing of the R/3 System and the relatively large monetary commitment of customers who are parties to such license agreements. Customers committing to a large licensing fee often negotiate payment terms over a longer period than the term contained in the Company's standard licensing agreement. Accounts payable during the same period increased at a rate of 60.0% or DM 119.9 million to DM 318.3 million from DM
198.9 million at December 31, 1996. The increase in accounts payable was due primarily to the large increase in the amount of fixed assets, including buildings, computer hardware and third-party customer support services purchased by the Company, generally to support the growth in licensing of the R/3 System.

     Investing activities used DM 570.1 million of liquid assets in 1997, an increase of DM 363.1 million from DM 207.0 million in 1996. Capital expenditures of the Company during 1997 were DM 487.4 million, an increase of DM 271.2 million from DM 216.2 million in 1996. Most of the capital expenditures in 1997 related to the construction of buildings and to the purchase of computer hardware and other business equipment to support the increased number of employees. Additions to intangible assets totaled DM 87.3 million, up DM 82.9 million from 1996 additions of DM 4.4 million, due primarily to the capitalization of goodwill associated with 1997 acquisitions. In addition, the Company plans to spend approximately DM 395.0 million during fiscal 1998, primarily to fund the development of additional corporate campuses in Walldorf, Germany, and in the Commonwealth of Pennsylvania.

     In 1994, the Company acquired a 52% interest in DACOS Software GmbH. In 1997, DACOS Software GmbH became a wholly-owned subsidiary when the Company purchased 100% of DACOS Holding GmbH, which held the remaining 48% interest in DACOS Software GmbH, and the subsidiary was renamed SAP Retail Solutions GmbH & Co. In the third quarter of 1997, the Company acquired a 25.2% interest in IDS Prof. Scheer Gesellschaft fur integrierte Datenverarbeitungssysteme mbH ("IDS"). The principal shareholder of IDS is Professor Dr. August Wilhelm Scheer, who was a member of SAP's Supervisory Board at the time of such acquisition. In the fourth quarter of 1997, the Company acquired a 50% interest in Kiefer & Veittinger GmbH; in the second quarter of 1998, it acquired an additional 30.2% and has an option to acquire the remaining 19.8% until March 31, 1999. Acquisitions individually and in the aggregate do not materially affect the comparability of the current financial information with that of prior years.

     Financing activities used liquid assets of DM 77.9 million in 1997, a decrease of DM 24.6 million from DM 102.5 million in 1996. At December 31, 1997, the Company had outstanding long-term financial debt of DM 5.1 million, consisting primarily of outstanding 1988 Bonds and 1994 Bonds, and short-term financial debt of approximately DM 163.1 million, consisting primarily of money borrowed by SAP Japan Co., Ltd., a wholly-owned subsidiary, and guaranteed by the Company.

     Certain of the Company's foreign subsidiaries have lines of credit available which allow them to borrow in the local currency, to the extent SAP has guaranteed the repayment of amounts borrowed. At December 31, 1997, the Company had approximately DM 151.4 million available through such arrangements under which the Company may borrow on an overdraft or short-term basis. In addition, the Company has a DM 89.6 million line of credit available for which no guarantee is required. Interest under these lines of credit is determined at the time of borrowing based on current market rates.

     The Company's Stock Appreciation Rights Plan (the "SAR Plan") provides for the grant of stock appreciation rights ("SARs") to Executive Board members and eligible employees of SAP and its wholly-owned subsidiaries. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries -- Stock Appreciation Rights Plan." On May 1, 1998, the Executive Board granted 1.1 million SARs to employees who were employed by the Company on or prior to June 30, 1996 (the "May 1998 Awards"). The May 1998 Awards entitle the eligible employee to receive a portion of the appreciation in the price of Preference Shares during the measuring period that begins when the grant price is set and ends when the end price is set approximately one year later. The grant price is DM 785 (which was the average closing price of a Preference Share over the 10 business days beginning on March 27, 1998 and ending on April 8, 1998). The end price is the average closing price of a Preference Share over the 10 business days immediately following the date of the announcement of SAP's first quarter earnings in 1999. For each SAR awarded under the May 1998 Awards, the eligible employee will be entitled to receive cash equal to 100% of the first DM 100 increase, 50% of the next DM 100 increase and 25% of any additional increase in the value of the Preference Shares over the measuring period. Payment of the May 1998 Awards will be made in three equal installments in July 1999, January 2000 and July 2000, provided that (subject to certain exceptions) the eligible employee continues to be actively employed on such dates. Any amounts accrued under the SAR Plan will be recorded as compensation expense in the Company's consolidated income statements and may negatively impact the Company's results of operations, earnings per share and cash flows.

     The Company believes that cash flow from operations, existing cash and cash equivalents and short-term marketable securities will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months. However, there can be no assurance that a downturn in the economy worldwide, or for a particular region, or for the Company's products and services in general, will not change this outlook.

     The Company may from time to time consider acquisitions of complementary businesses, products or technologies, which could require additional financing. In addition, continued growth in the Company's business may from time to time require additional capital. There can be no assurance that additional capital will be available to the Company if and when required, or that such additional capital will be available on acceptable terms to the Company.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

FOREIGN CURRENCY RISK

     Most SAP subsidiaries have entered into license agreements with SAP pursuant to which the subsidiary acquires the right to sublicense the Company's products to customers within a specific territory. Under these agreements, the subsidiaries generally are required to pay SAP a royalty equivalent to a percentage of the product fees paid to them by their customers within 90 days following the end of the month in which the subsidiary recognizes the revenue. These inter-company royalties payable to SAP are generally denominated in the respective subsidiary's local currency in order to centralize foreign currency risk with SAP in Germany. The delay between the date when the subsidiary records product revenue and the date when payment is made to SAP by such subsidiary exposes SAP to foreign exchange risk.

     The Company enters into foreign exchange forward contracts and currency options to protect the existing and/or expected foreign currency inter-company claims and liabilities. Specifically, these foreign exchange contracts offset existing and anticipated inter-company receivables in the countries with significant operations, including the United States, Japan, the United Kingdom, Switzerland and Canada. Anticipated receivables represent expected inter-company amounts resulting from revenues generated within the next 12 months from the purchase date of the derivative instrument. Management believes the use of foreign currency derivative financial instruments reduces the risks that arise from doing business in international markets and holds such instruments for purposes other than trading. Generally, the maturities of such derivative instruments do not exceed 12 months from the date of purchase.

     The table below provides information about the Company's derivative financial instruments that are sensitive to foreign currency exchange rates, including foreign exchange forward and option contracts. The table presents fair values, notional amounts (at the contract exchange rates) and the respective weighted average contractual foreign currency exchange rates. The fair values do not reflect any foreign exchange gains or losses on the underlying inter-company receivables and payables. In addition, the table below does not include foreign currency risks associated with third-party receivables and payables denominated in currencies other than the functional currency of the reporting subsidiary. See notes to the consolidated financial statements included in "Item 18. Financial Statements" for further information on the Company's foreign exchange derivative instruments.

                                                                     DM FUNCTIONAL CURRENCY
                                                          ---------------------------------------------
                                                                 CONTRACT               FAIR VALUE
FOREIGN CURRENCY RISK (VALUE IN DM (000))                    NOTIONAL AMOUNTS      DECEMBER 31, 1997(1)
-----------------------------------------                 ----------------------   --------------------
                                                          Expected Maturity Date
                                                                   1998
DERIVATIVES USED TO MANAGE BALANCE SHEET TRANSACTIONS
  FOREIGN CURRENCY FORWARD CONTRACTS
  (Receive DMs, Sell Local Currency)
U.S. Dollars............................................         168,956                   4,023
Weighted Average Contractual Exchange Rate..............            1.79
Japanese Yen............................................          39,541                  (1,008)
Weighted Average Contractual Exchange Rate..............           0.014
British Pounds..........................................          41,311                   1,001
Weighted Average Contractual Exchange Rate..............            2.92
Swiss Francs............................................           5,913                     (78)
Weighted Average Contractual Exchange Rate..............            1.25
Canadian Dollars........................................          12,400                      45
Weighted Average Contractual Exchange Rate..............            1.24

                                                                     DM FUNCTIONAL CURRENCY
                                                          ---------------------------------------------
                                                                 CONTRACT               FAIR VALUE
FOREIGN CURRENCY RISK (VALUE IN DM (000))                    NOTIONAL AMOUNTS      DECEMBER 31, 1997(1)
-----------------------------------------                 ----------------------   --------------------
                                                          Expected Maturity Date
                                                                   1998
DERIVATIVES USED TO MANAGE ANTICIPATED TRANSACTIONS
FOREIGN CURRENCY FORWARD CONTRACTS
(Receive DMs, Sell Local Currency)
Japanese Yen............................................          27,199                    (693)
Weighted Average Contractual Exchange Rate..............           0.014
British Pounds..........................................          25,152                     534
Weighted Average Contractual Exchange Rate..............            2.92
Swiss Francs............................................          19,088                    (273)
Weighted Average Contractual Exchange Rate..............            1.25
CURRENCY OPTIONS (PURCHASED PUTS)
British Pounds..........................................          11,200                      --
Weighted Average Contractual Exchange Rate..............            2.80
Japanese Yen............................................          14,400                    (562)
Weighted Average Contractual Exchange Rate..............           0.014

---------------
(1) Equivalent to the unrealized gain or (loss) on existing contracts.

INTEREST RATE RISK

     The Company invests its cash primarily in bank time deposits and fixed and variable rate marketable debt securities denominated in Marks. The Company does not expect changes in the quoted market prices of time deposits to have a material effect on income or cash flows. The Company enters into interest rate swaps to better manage the interest income on its cash equivalents and marketable securities and to partially mitigate the impact of German interest rate fluctuations on these investments. The Company holds such derivative instruments for purposes other than trading. No swaps were outstanding at December 31, 1997.

     The table below presents principal (or notional) amounts, respective fair values at December 31, 1997 and related weighted average interest rates by year of maturity for the Company's investment portfolio. Average variable interest rates are based on rates at December 31, 1997 and may change significantly, affecting future cash flows. The fair value of derivatives generally reflects the estimated amounts the Company would pay or receive to terminate the contracts at the reporting date, thereby considering unrealized gains or losses of open positions. See notes to the Company's consolidated financial statements included in "Item 18. Financial Statements" for further information on the Company's interest rate derivative instruments.

                                                      EXPECTED MATURITY DATE
                                      ------------------------------------------------------                FAIR VALUE
                                      1998     1999     2000     2001     2002    THEREAFTER    TOTAL    DECEMBER 31, 1997
                                      -----   ------   ------   ------   ------   ----------   -------   -----------------
INTEREST RATE RISK
Value in DM(000)
Marketable Securities (DM)
Floating Rate.......................  5,000   35,000            25,000   30,000     30,413     125,413        128,139
  Average Interest Rate.............   3.79%    4.88%             4.63%    4.46%      6.83%
Fixed Rate..........................          15,000   20,000                        5,000      40,000         39,903
  Average Interest Rate.............            3.77%    3.77%                        3.71%
                                      -----   ------   ------   ------   ------    -------     -------        -------
  Total Marketable Securities.......  5,000   50,000   20,000   25,000   30,000     35,413     165,413        168,042
                                      -----   ------   ------   ------   ------    -------     -------        -------
Long Term Investments (DM)
Fixed Rate..........................     42    8,575       --       --       --    100,881     109,498        114,248
  Average Interest Rate.............   3.66%    5.30%                                 6.19%
Other Instruments (DM)
Fixed Rate..........................                   10,000                                   10,000         10,000
  Average Interest Rate.............                     3.66%
                                      -----   ------   ------   ------   ------    -------     -------        -------
Total Investments...................  5,042   58,575   30,000   25,000   30,000    136,294     284,911        292,290
                                      -----   ------   ------   ------   ------    -------     -------        -------

     To ensure the adequacy and effectiveness of the Company's foreign exchange hedge positions, and to monitor the risks and opportunities of the non-hedge portfolios, the Company continually monitors its foreign forward and option positions. In addition, the Company monitors its interest rate swap positions, both on a stand-alone basis and in conjunction with its underlying foreign currency and interest rate exposures, from an economic and an accounting perspective. However, there can be no assurance that the aforementioned programs with respect to the management of currency exchange and interest rate risk will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either the foreign exchange rates or interest rates.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

GENERAL

     In accordance with the German Stock Corporation Act (Aktiengesetz), SAP has a Supervisory Board (Aufsichtsrat) and an Executive Board (Vorstand). The two Boards are separate and no individual may serve simultaneously as a member of both Boards.

     The Executive Board is responsible for managing the day-to-day business of SAP in accordance with the German Stock Corporation Act and the Articles of Association. The Executive Board is authorized to represent SAP and to enter into binding agreements with third parties on behalf of SAP. The principal function of the Supervisory Board is to supervise the Executive Board. It is also responsible for appointing and removing the members of the Executive Board. The Supervisory Board may not make management decisions, but may determine that certain types of transactions require its prior consent. In carrying out their duties, the members of the Supervisory Board and the Executive Board must exercise the standard of care of a diligent and prudent business person. In complying with such standard of care, the members must take into account a broad range of considerations, including the interests of SAP and its shareholders, employees and creditors. In addition, the members of the Executive Board and the Supervisory Board are personally liable for certain violations of the German Stock Corporation Act by SAP.

SUPERVISORY BOARD (AUFSICHTSRAT)

     The Supervisory Board of SAP consists of 12 members, of which six members are elected by SAP's shareholders at a general shareholders' meeting and six members are elected by SAP's employees pursuant to the German Co-determination Act of 1976 (Mitbestimmungsgesetz). Any Supervisory Board member elected by the shareholders at the general shareholders' meeting may be removed by two-thirds of the votes cast at a general shareholders' meeting. Any Supervisory Board member elected by the employees may be removed by three-quarters of the votes cast by the employees.

     The Supervisory Board chooses a Chairman and a Vice Chairman from among its members by a majority vote of its members. If such majority is not reached on the first vote, the Chairman will be chosen solely by the members elected by the shareholders and the Vice Chairman will be chosen solely by the members elected by the employees. Unless otherwise provided for by law, the Supervisory Board acts by simple majority. In the case of any deadlock, the Chairman has the deciding vote.

     The members of the Supervisory Board are each elected for the same fixed term of approximately five years. The term expires at the end of the annual general shareholders' meeting after the fourth fiscal year following the year in which the Supervisory Board was elected. Reelection is possible. The term of a member of the Supervisory Board appointed by a court to cure a deficiency in the composition of the Supervisory Board ends at the time when such deficiency is cured. The term of a member of the Supervisory Board elected by the shareholders to succeed a departing member ends at the time when the term of the original member would have ended. A substitute member of the Supervisory Board may be elected by the shareholders at the same time as a member to replace such member in case he or she departs. The term of a substitute member who replaces a departing member ends with the conclusion of the next general shareholders' meeting where members of the Supervisory Board are elected or, at the latest, at the time when the term of the original member would have ended. The remuneration of the members of the Supervisory Board is determined by the Articles of Association.

     The Supervisory Board may appoint committees from among its members and may, to the extent permitted by law, vest committees with the authority to make decisions. Currently, two committees exist: the Audit Committee
(Bilanzprufungsausschuss) and the Executive Committee (Ausschuss fur Vorstandsangelegenheiten).

     The current members of the Supervisory Board of SAP, each such member's principal occupation, the year in which each was first elected, and the year in which the term of each expires, respectively, are as follows:

                                                                          YEAR FIRST    YEAR TERM
               NAME                        PRINCIPAL OCCUPATION            ELECTED       EXPIRES
               ----                        --------------------           ----------    ---------
Dietmar Hopp, Chairman(1)(2)......  Former Co-speaker of SAP's               1998         2003
                                    Executive Board
Dr. Wilhelm Haarmann(1)...........  Attorney, Haarmann, Hemmelrath &         1988         2003
                                    Partner
Klaus-Dieter Laidig(1)............  Managing Partner, Laidig Business        1996         2003
                                    Consulting GmbH
Hartmut Mehdorn(1)................  Chairman of Executive Board,             1998         2003
                                    Heidelberger Druckmaschinen AG
Dr. Dieter Spori(1)...............  Partner, Baumgartner & Partner           1998         2003
                                    Unternehmensberatung GmbH
Dr. h.c. Klaus Tschira(1)(3)......  Former Member of SAP's Executive         1998         2003
                                    Board
Helga Classen, Vice Chairman(4)...  Employee                                 1993         2003
Willi Burbach(4)..................  Employee                                 1993         2003
Bernhard Koller(4)................  Employee                                 1989         2003
Dr. Gerhard Maier(4)..............  Employee                                 1989         2003
Dr. Barbara Schennerlein(4).......  Employee                                 1998         2003
Alfred Simon(4)...................  Employee                                 1993         2003

---------------
(1) Elected by SAP's shareholders on May 7, 1998.

(2) Mr. Hopp is a party to the Pooling Agreement. See "Item 4. Control of Registrant."

(3) Dr. Tschira is a party to the Pooling Agreement. See "Item 4. Control of Registrant."

(4) Elected by SAP's employees on April 3, 1998.

EXECUTIVE BOARD (VORSTAND)

     Pursuant to the Articles of Association, SAP's Executive Board must consist of at least two members. Any two members of the Executive Board or one member of the Executive Board and the holder of a procuration (a power of attorney) may legally represent SAP. Each member of the Executive Board is appointed by the Supervisory Board for a maximum term of five years and is eligible for reappointment thereafter. Under certain circumstances, such as a serious breach of duty or a vote of no confidence (Vertrauensentzug) by a majority of the holders at a general shareholders' meeting, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of such term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and the Company and may be liable to SAP if such member has a material interest in any contractual agreement between the Company and a third party which was not disclosed to, and approved by, the Supervisory Board.

     The current members of the Executive Board, the year in which each such member was first appointed, and the year in which the term of each expires, respectively, are as follows:

                                                                      YEAR CURRENT
                                                      YEAR FIRST          TERM
                       NAME                          APPOINTED(1)       EXPIRES
                       ----                          -------------    ------------
Prof. Dr. h.c. Hasso Plattner, Co-Speaker..........      1988             2002
Prof. Dr. Henning Kagermann, Co-Speaker............      1991             2002
Dr. Peter Zencke...................................      1993             2002
Dr. Claus Heinrich.................................      1996             2000
Gerhard Oswald.....................................      1996             2000
Paul Wahl..........................................      1996             2000

---------------
(1) SAP became a stock corporation (Aktiengesellschaft) with an Executive Board in 1988.

     The members of the Executive Board and a description of their management responsibilities and backgrounds are as follows:

     Prof. Dr. h.c. Hasso Plattner, Co-Speaker, 54 years old, engineering graduate. Prof. Dr. h.c. Plattner is one of the Founders of SAP. He became Vice Chairman of the Executive Board in 1988 and Co-Speaker in 1997. He is responsible for basis development and technology, several industry solutions and corporate communications.

     Prof. Dr. Henning Kagermann, Co-Speaker, 51 years old, mathematics and physics graduate. Prof. Dr. Kagermann joined SAP in 1982. He became a member of the Executive Board in 1991 and Co-Speaker in 1998. He is responsible for financial development and accounting applications, several industry solutions, international business development and human resources development. He also oversees finance and administration and the management of the European region including Germany.

     Dr. Peter Zencke, 48 years old, mathematics and economics graduate. Dr. Zencke joined SAP in 1984 and became a member of the Executive Board in 1993. He is responsible for the R/3 System's logistic applications, development and implementation tools and several industry solutions. He also oversees the Company's operations in Asia-Pacific.

     Dr. Claus Heinrich, 43 years old, business management and operations research graduate. Dr. Heinrich joined SAP in 1987. He is responsible for the R/3 System logistic applications as well as several industry solutions and has been involved in logistics development for SAP since 1987.

     Gerhard Oswald, 45 years old, economics graduate. Mr. Oswald joined SAP in 1981. Mr. Oswald is responsible for R/3 System services and internal business consulting.

     Paul Wahl, 45 years old, is the Chief Executive Officer of SAP America, Inc. Mr. Wahl joined SAP in 1991. He is the member of the Executive Board responsible for operations in the Americas region as well as for worldwide marketing and partner relationships.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

     The total remuneration of all members of the Supervisory Board for the year 1997 amounted to DM 1,086,750. In addition to reimbursement of out-of-pocket expenses, members of the Supervisory Board receive an annual fixed payment, which amounts to DM 20,000 for the Chairman, DM 15,000 for the Vice Chairman and DM 10,000 for all other members of the Supervisory Board, plus a variable payment that depends on the dividends based on capital stock paid to SAP's shareholders, i.e., DM 3,500 for each percentage of SAP's share capital constituted by such dividends. Notwithstanding the foregoing, the Chairman, the Vice Chairman and the other members of the Supervisory Board will not receive annual remuneration in excess of DM 280,000, DM 157,500 and DM 70,000, respectively. The total remuneration of all members of the Executive Board for the year 1997 amounted to DM 15,972,681.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

1988 PROGRAM

     In 1988, the Company sponsored an employee convertible bond program (the "1988 Program") to provide an opportunity for its employees to participate in the appreciation in the value of the Ordinary Shares

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

by issuing 20,000 bonds, each with a nominal amount of DM 50 (the "1988 Bonds") in the aggregate nominal amount of DM 1 million to its employees. Each 1988 Bond accrues interest at a floating rate and is convertible into four Ordinary Shares and one Preference Share. The conversion rights with respect to approximately 99% of the 1988 Bonds have been exercised as of December 31, 1997. At June 18, 1998, 3,950 Ordinary Shares and 990 Preference Shares would be issued upon the conversion of the remaining outstanding 1998 Bonds. The conversion rights of the holders of 1988 Bonds will expire on October 20, 1998.

1994 PROGRAM

     In 1994, the Company sponsored the 1994 Program to provide an opportunity for its worldwide employees to participate in the appreciation of the value of the DM 50 Preference Shares by issuing 400,000 1994 DM 50 Bonds in the aggregate nominal amount of DM 20 million. On July 17, 1995, SAP effected a 1:10 stock split with respect to 1,950,000 DM 50 Preference Shares to reflect the reduction in the nominal value of such DM 50 Preference Shares from DM 50 to DM 5. The 1994 DM 50 Bonds were split accordingly into 4,000,000 1994 Bonds. Each 1994 Bond accrues interest at the rate of 6% per annum and is convertible into one Preference Share at the conversion price of DM 100. Under the 1994 Program, the Company issued 1994 Bonds in the aggregate nominal amount of approximately DM
11.4 million (the "German 1994 Bonds") to Volksbank Wiesloch eG, which holds such German 1994 Bonds as a trustee for the Company's German employees participating in the 1994 Program. The conversion rights with respect to the German 1994 Bonds became exercisable for the first time on September 30, 1996 and may be exercised thereafter on each June 30, July 31, August 31, September 30, October 31, and November 30, until June 30, 2004. In respect of the Company's non-German employees participating in the 1994 Program, the Company issued 1994 Bonds in the aggregate amount of approximately DM 8.6 million (the "Non-German 1994 Bonds") to Volksbank Wiesloch eG, which acts as trustee for a special purpose vehicle (the "Administrator"), whereupon the Administrator issued to such employees participation rights (the "Rights") related to the Preference Shares into which the Non-German 1994 Bonds are convertible. Upon an employee's exercise of his or her Rights, an appropriate number of Non-German 1994 Bonds would be converted into Preference Shares and those Preference Shares promptly sold on the open market in order to obtain cash to pay the value of the exercised Right. The Rights became exercisable for the first time on September 30, 1996 and may be exercised thereafter on each June 30, July 31, August 31, September 30, October 31 and November 30, until June 30, 2004. The cash payout price approximates the market price of the Preference Shares sold, less DM 100 per Preference Share and certain other costs. At June 18, 1998, 23.5% of the 1994 Bonds remained outstanding and 941,761 Preference Shares would be issued upon the conversion thereof.

STOCK APPRECIATION RIGHTS PLAN

     The Company's SAR Plan provides for the grant of SARs to Executive Board members and eligible employees of SAP and its wholly-owned subsidiaries. The SAR Plan is administered by SAP's Executive Board with respect to eligible employees and by the Supervisory Board with respect to Executive Board members. The Executive Board or the Supervisory Board, as applicable, has the authority to determine (i) the persons to whom grants may be made under the SAR Plan, provided that, except for the May 1998 Awards, they have been employed by the Company for two years as of the date of grant, (ii) the size and other terms and conditions of each grant, (iii) the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for vesting and the acceleration of vesting, and (iv) any other matters arising under the SAR Plan.

     On May 1, 1998, the Executive Board granted the May 1998 Awards, consisting of 1.1 million SARs, to employees who were employed by the Company on or prior to June 30, 1996. The May 1998 Awards entitle the eligible employee to receive a portion of the appreciation in the price of Preference Shares during the measuring period that begins when the grant price is set and ends when the end price is set approximately one year later. The grant price is DM 785 (which was the average closing price of a Preference Share over the 10 business days beginning on March 26, 1998 and ending on April 8, 1998). The end price is the average closing price of a Preference Share over the 10 business days immediately following the date of the announcement of SAP's first quarter earnings in 1999. For each SAR awarded under the May 1998 Awards, the eligible

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

employee will be entitled to receive cash equal to 100% of the first DM 100 increase, 50% of the next DM 100 increase and 25% of any additional increase in the value of the Preference Shares over the measuring period. Payment of the May 1998 Awards will be made in three equal installments in July 1999, January 2000 and July 2000, provided that (subject to certain exceptions) the eligible employee continues to be actively employed on such dates. Any amounts accrued under the SAR Plan will be recorded as compensation expense in the Company's consolidated income statements and may negatively impact the Company's results of operations, earnings per share and cash flows.

GERMAN EMPLOYEE STOCK PURCHASE PLAN

     SAP maintains two employee stock purchase plans for its German employees:
(i) an ongoing payroll deduction plan (the "German Payroll Deduction Plan"); and
(ii) an annual purchase plan (the "German Annual Plan"). Under the German Payroll Deduction Plan, eligible German employees are able to purchase Preference Shares or Ordinary Shares through payroll deductions of up to 10% of the gross monthly salary of an employee and Company contributions of 15% of the Preference Share or Ordinary Share purchase price as well as the assumption of ancillary purchase expenses. As soon as the amount available for an employee is sufficient together with the Company contribution to purchase a Preference Share or an Ordinary Share, such purchase is effected at the market price and credited to the employee's account. The acquired shares are not subject to a holding period. Under the German Annual Plan, eligible German employees may buy a determined number of Preference Shares per year on a set date from the Company's shareholding, with a Company contribution and the participating employee's contribution, which for 1998 amounted to DM 500 (as well as the assumption of ancillary purchase expenses) and DM 249.30, respectively. The acquired shares are transferred to a special account of the participating employee, where they are subject to a holding period of six years. Employees must elect each year to participate in the German Annual Plan.

UNITED STATES EMPLOYEE STOCK PURCHASE PLAN

     United States employees of the Company are entitled to participate in an employee stock purchase plan (the "U.S. Stock Purchase Plan"), pursuant to which an administrator makes open market purchases of Unrestricted ADSs for the accounts of participating employees on a semi-monthly basis. Such purchases are made out of amounts deducted from each participating employee's salary. The Company does not make any contributions in connection with the U.S. Stock Purchase Plan.

     The Company is currently considering introducing an employee stock purchase plan for its non-German employees similar to the German Payroll Deduction Plan.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     For the years ended December 31, 1997, 1996 and 1995, certain members of the Executive Board had interest-free loans outstanding from the Company in the amount of DM 8,500, DM 274,000 and DM 414,500, respectively. At December 31, 1997, these loans had a maturity of four to five years. In addition, for the years ended December 31, 1997, 1996 and 1995, certain members of the Executive Board had loans bearing interest at 6% per annum outstanding from the Company in the amount of DM 0, DM 75,000 and DM 200,000, respectively. Members of the Supervisory Board had interest-free loans outstanding from the Company of DM 66,750, DM 44,000 and DM 23,000 at December 31, 1997, 1996 and 1995,
respectively.

     In the third quarter of 1997, the Company acquired a 25.2% interest in IDS from IDS's existing shareholders and directly from IDS pursuant to a capital increase. The principal shareholder of IDS is Prof. Dr. August Wilhelm Scheer, who was a member of SAP's Supervisory Board at the time of such acquisition.

     In October 1997, the Company entered into a consulting agreement with a company controlled by Klaus-Dieter Laidig, a member of SAP's Supervisory Board. In April 1998, the Company entered into a software license agreement with Golfplatzbeteiligung AG, a company controlled by Dietmar Hopp, who is Chairman of SAP's Supervisory Board. In March 1998, the Company entered into a software license agreement with St. Leon Rot GmbH & Co., a company controlled by Prof. Dr. h.c. Hasso Plattner, who is
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

Co-Speaker of SAP's Executive Board. The Company believes that the terms of each of the three agreements described above are on terms no less favorable than are included in similar agreements with unaffiliated third parties.

     Dr. Wilhelm Haarmann, a member of SAP's Supervisory Board, is a partner in Haarmann Hemmelrath & Partner, which serves as special German tax counsel to the Company and counsels the Company with regard to other legal matters.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

     The following general description of the share capital of SAP and description of the material terms of the Preference Shares does not purport to be complete and is qualified in its entirety by reference to SAP's organizational documents, including the Articles of Association. For information with respect to the Deposit Agreement pursuant to which Preference Shares will be held on behalf of U.S. shareholders, see "-- Description of ADSs."

SHARE CAPITAL

     The share capital (Grundkapital) of SAP consists of the Ordinary Shares and the Preference Shares. At June 18, 1998, the issued share capital of SAP amounted to DM 521,516,495, consisting of (i) 60,996,050 Ordinary Shares and
(ii) 43,307,249 Preference Shares. All of the issued Ordinary Shares and Preference Shares are in bearer form. Prior to July 17, 1995, the share capital of SAP consisted only of DM 50 Ordinary Shares and DM 50 Preference Shares. On that date, pursuant to an amendment of the German Stock Corporation Act (Aktiengesetz) which permitted stock corporations to lower the minimum nominal value of their share capital to DM 5, SAP effected a 1:10 stock split with respect to 706,000 DM 50 Ordinary Shares and 1,950,000 DM 50 Preference Shares to reflect the reduction in the nominal value of such DM 50 Ordinary Shares and DM 50 Preference Shares from DM 50 to DM 5. On May 7, 1998, SAP's shareholders passed a resolution converting SAP's share capital to no nominal value shares, in accordance with recently enacted amendments to the German Stock Corporation Act. This resolution took effect on June 16, 1998, when it was recorded in the commercial register in Heidelberg, Germany.

     Generally, SAP's share capital may be increased and new shares corresponding to the increased share capital may be issued in consideration of contributions in cash or in property and upon prior approval at a general shareholders' meeting. If SAP plans to issue new Ordinary Shares against a contribution in cash or kind, a resolution approving such increase must be passed by the holders of two-thirds of the Ordinary Shares present at the annual general shareholders' meeting scheduled to vote on the subject. If SAP plans to issue new Preference Shares against a contribution in cash or kind, a resolution approving such increase must be passed by the holders of three-fourths of the Ordinary Shares and Preference Shares present at the annual general shareholders' meeting scheduled to vote on the subject.

     The Articles of Association provide for: (a) a conditional increase of SAP's share capital (bedingtes Kapital), pursuant to which such share capital increase will become effective and Ordinary Shares and Preference Shares will be issued, if and to the extent that the holders of the 1988 Bonds exercise their conversion rights; and (b) a conditional increase of SAP's share capital (bedingtes Kapital), pursuant to which such share capital increase will become effective and Preference Shares will be issued, if and to the extent that the holders of the 1994 Bonds exercise these conversion rights. On May 7, 1998, SAP's shareholders approved resolutions: (i) authorizing the Executive Board, with the Supervisory Board's approval, to increase SAP's share capital up to a total of DM 10 million by issuing Preference Shares by May 15, 2000, subject to the preemptive rights of existing holders of Preference Shares; (ii) converting from DM to EURO the share capital of SAP as well as other provisions of the Articles of Association referring to DM, to take effect as soon as the legal requirements therefor are met and the rate for the conversion from DM to EURO is fixed; and (iii) authorizing SAP to acquire and cancel up to 10 million Preference Shares and Ordinary Shares prior to October 31, 1999.
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

DESCRIPTION OF PREFERENCE SHARES

Voting Rights

     Holders of Preference Shares are generally not entitled to vote at general meetings of SAP's shareholders. Under the German Stock Corporation Act, the holders of Preference Shares (i) are entitled to vote on matters affecting their preferential rights, such as changes in the rate of the preferential dividend or the issuance of additional Preference Shares or other share capital that rank equal to or above the Preference Shares and (ii) will have the same voting rights as the holders of Ordinary Shares if (x) the preferential dividend is not paid in full for a year and (y) the shortfall is not made up in the following year or the following year's preferential dividend is not paid in full. The voting rights will remain effective until the shortfall and all preferential dividends that fall due prior to the payment of the shortfall have been paid in full. Any vote taken on matters adversely affecting the preferential rights of the holders of Preference Shares requires a majority of 75% of votes cast in the meeting of holders of Preference Shares at which the vote is taken.

     Each Ordinary Share and, in the circumstances described above, each Preference Share entitles the holder thereof to one vote at a general shareholders' meeting. Resolutions are passed at a general shareholders' meeting by a majority of the votes cast, unless a larger majority is required by law, in which case the Articles of Association provide that (unless the size of the larger majority so required by law is mandated by applicable law) a majority of two-thirds of the represented share capital is required. Neither the German Stock Corporation Act nor the Articles of Association have any minimum quorum requirements applicable to general shareholders' meetings.

Dividend and Liquidation Rights

     Dividends are jointly proposed by the Supervisory Board and the Executive Board, based on the Company's year-end financial statements, subject to approval by holders of Ordinary Shares, and are officially declared in respect of the prior year at the annual general shareholders' meeting. SAP's annual general shareholders' meeting is usually convened during the second quarter of each year. Historically, SAP has declared and paid its dividends in Marks. Since Ordinary Shares and Preference Shares are in bearer form, dividends are either remitted to the custodian bank on behalf of such shareholder, generally within one business day following the annual general shareholders' meeting, or, in the case of shareholders holding physical certificates, available promptly following the annual general shareholders' meeting upon submission of the dividend coupon to the paying agent therefor. Record holders of the ADSs on the dividend record date will be entitled to receive payment in full of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in Marks and, subject to certain exceptions, will be converted by the Depositary into Dollars. See
"-- Description of ADSs." The amount of dividends received by holders of ADSs may be affected by fluctuations in exchange rates. See "Item 8. Selected Consolidated Financial Data -- Dividends." Dividends paid to holders of the ADSs or Preference Shares may be subject to German withholding tax. See "Item 7. Taxation." The amount of dividends paid on the Preference Shares depends on the amount of profits to be distributed by SAP.

     For each fiscal year, the Supervisory Board and the Executive Board ratify the financial statements and recommend the disposition of all unappropriated profits of the Company, including the amount of net profits which will be distributed in the form of dividends among the holders of Ordinary Shares and Preference Shares, subject to (i) the requirements of law regarding the amounts to be attributed to SAP's reserves (gesetzliche Rucklage) and (ii) the entitlement of the Supervisory Board and the Executive Board to allocate net profits to SAP's earned surplus (Gewinnrucklage) (subject to a ceiling as provided in the Articles of Association).

     A holder of Preference Shares is entitled to a cumulative annual preferred dividend which exceeds the annual dividend paid to a holder of Ordinary Shares by an amount equal to DM 0.05 per Preference Share but in any event no less than DM 0.05 per Preference Share.

     In accordance with the German Stock Corporation Act, upon a liquidation of SAP, any liquidation proceeds remaining after paying off all of the Company's liabilities will be distributed among the holders of

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

Ordinary Shares and Preference Shares in proportion to the amount of the share capital represented by the shares held by each holder. The Ordinary Shares and the Preference Shares rank pari passu with respect to their rights to liquidation proceeds.

Preemptive Rights

     Under the German Stock Corporation Act, an existing shareholder in a stock corporation, including a holder of non-voting preferred stock, such as the Preference Shares, has a preemptive right to subscribe for issues by such corporation of shares, debt instruments convertible into shares and participating debt instruments in proportion to the shares held by such shareholder in the existing capital of such corporation. Preemptive rights can only be excluded by a shareholder resolution passed at the same time as the resolution authorizing the capital increase by a majority of at least three quarters of the voting stock present at the meeting. Holders of non-voting preferred stock also must approve an exclusion of preemptive rights with a separate vote by a majority of at least three quarters of the non-voting preferred stock present at the meeting, unless such exclusion relates only to the preemptive rights of the holders of common stock. In addition, the Executive Board must provide a written report to the shareholders containing a material justification for the exclusion of preemptive rights by showing that the Company's interest in the exclusion of the preemptive rights outweighs the shareholders' interest in exercising their preemptive rights. No specific justification is necessary if: (i) the share capital is increased for cash contributions, (ii) the amount of such increase does not exceed 10% of the issued share capital, and (iii) the shares are sold at a price which is not substantially lower than the current quoted share price. Preemptive rights are generally transferable and are traded on the German stock exchanges for a limited period of time prior to the final date for the exercise of such rights.

Rule 144 Facilities and Unrestricted Facility

     In 1995, SAP sponsored the 1995 Rule 144A Facility and the Unrestricted Facility. In 1996, SAP sponsored the 1996 Rule 144A Facility. The Bank of New York is the depositary for all three facilities. The 1995 Rule 144A Facility was created in connection with an offering on May 31, 1995 pursuant to Rule 144A under the Securities Act by four of the Founders to certain "qualified institutional buyers" in the United States of ADSs representing 100,000 Preference Shares. The 1996 Rule 144A Facility was created in connection with an offering on August 14, 1996 pursuant to Rule 144A under the Securities Act by a principal shareholder of SAP to certain "qualified institutional buyers" in the United States of ADSs representing 1,128,485 Preference Shares. The Rule 144A ADSs are eligible for trading in the PORTAL System of the National Association of Securities Dealers, Inc. The 1995 Rule 144A Facility was closed to new deposits of Preference Shares on January 26, 1996. The Unrestricted Facility is open to holders of unrestricted ADRs. The Unrestricted ADRs were registered with the SEC, thereby enabling such holders to trade in the over-the-counter market and on the Nasdaq bulletin board. See "Item 5. Nature of Trading Market."

     The Company intends to conduct the Exchange Offer, whereby it will offer to exchange four ADSs for each outstanding Rule 144A ADS. The ADSs issued pursuant to the Exchange Offer will be registered with the SEC pursuant to the Form F-1. The ADSs will be substantially identical to the Rule 144A ADSs except that (i) the Rule 144A ADSs are only accepted for quotation in the United States on the PORTAL System of the National Association of Securities Dealers, Inc. whereas the ADSs may be eligible for listing on a United States national securities exchange or quotation on a United States inter-dealer system and (ii) resale of the ADSs will not be subject to the restrictions contained in the Rule 144A Deposit Agreements. Upon commencement of the Exchange Offer, the Company intends to direct the Rule 144A ADS Depositary to terminate the respective Rule 144A Deposit Agreements, in accordance with their terms, which will adversely affect the trading market for Rule 144A ADSs that are not tendered in the Exchange Offer.

DESCRIPTION OF ADSs

     ADSs relating to Preference Shares will be evidenced by ADRs and will be issuable pursuant to a Deposit Agreement among SAP, The Bank of New York, as depositary (the "Depositary"), and the owners and holders of ADRs (the "Deposit Agreement"). As used herein, "ADR Owner" means the person in whose name an ADR is registered on the books of the Depositary and "ADR Holder" means any person who has a
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

beneficial interest in any ADR or ADS. The following is a summary of material provisions of the Deposit Agreement. It does not purport to be a complete statement of all the terms and conditions of the Deposit Agreement and is therefore qualified in its entirety by reference to the Deposit Agreement. The Deposit Agreement will also govern the Unrestricted ADSs and, accordingly, the Deposit Agreement is filed as an exhibit to a post-effective amendment to the Form F-6 pursuant to which the Unrestricted ADSs were registered under the Securities Act. Copies of the Deposit Agreement will be available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286. The Depositary's principal executive office is located at 48 Wall Street, New York, New York 10286.

American Depositary Receipts

     ADRs evidencing ADSs will be executed and delivered by the Depositary pursuant to the Deposit Agreement. Each ADS represents one-twelfth of one Preference Share, or evidences the right to receive one-twelfth of one Preference Share. The Preference Shares represented by the ADSs will be held in the account of the Depository at the Frankfurt/Main office of DG Bank Deutsche Genossenschaftsbank, as custodian and agent of the Depositary (the "Custodian") or at Deutsche Borse Clearing AG and are, together with any additional Preference Shares at any time deposited or deemed deposited under the Deposit Agreement and any and all other securities and/or cash received by the Depositary or the Custodian in respect or in lieu of such Preference Shares, considered as the "Deposited Securities". Only persons in whose names ADRs are registered on the register of the Depositary will be treated by the Depositary and SAP as owners of such ADRs.

     ADSs will represent Preference Shares in bearer form. Pursuant to the terms of the Deposit Agreement and under German law, ADR Owners and ADR Holders will be subject to any applicable disclosure requirements regarding acquisition and ownership of Preference Shares that are applicable to Preference Shares pursuant to German law, as amended from time to time. See "Item 4. Control of Registrant." Failure to comply with such disclosure requirements may, for so long as such failure continues, result in the withholding of certain rights, including voting, dividend and other rights relating to Deposited Securities. In order to facilitate compliance with these notification requirements, an ADR Owner or ADR Holder may deliver such notification to the Depositary with respect to Preference Shares represented by ADSs and the Depositary shall, as soon as practicable thereafter, forward such notification to SAP.

Deposit, Transfer and Withdrawal of Preference Shares and Issuance of ADRs

     Upon deposit with the Custodian of Preference Shares or evidence of rights to receive Preference Shares, accompanied by any appropriate instruments of transfer or endorsement, and any dividend coupons for dividends to be paid in the future or rights to receive in the future such dividend coupons, if any, and upon payment of applicable fees, taxes and other charges, the Depositary will, subject to the terms of the Deposit Agreement, execute and deliver an ADR or ADRs registered in the name of the person depositing such Preference Shares or as directed by such person for the number of ADSs representing such deposited Preference Shares. Each deposit of Preference Shares will be accompanied by evidence satisfactory to the Depositary that all conditions to such deposit under German law will have been satisfied and that all necessary German governmental approvals have been granted and, if required by the Depositary, an agreement or assignment, or other instrument satisfactory to the Depositary which will provide for the prompt transfer to the Custodian of any dividend, right to subscribe for additional Preference Shares or any other securities or right to receive other property or right to vote which any person depositing Preference Shares may thereafter receive. Notwithstanding the foregoing, subject to the terms and conditions described below, the Depositary may also issue ADRs prior to receipt of Preference Shares by the Custodian.

     Upon surrender of ADRs at the Corporate Trust Office of the Depositary for the purpose of withdrawal of the Preference Shares represented by the ADSs evidenced thereby, and upon payment of the fees of the Depositary and all taxes and governmental charges, if any, payable in connection with such surrender and withdrawal of the Deposited Securities, and subject to the terms and conditions of the Deposit Agreement and the Articles of Association, the Deposited Securities and applicable law, ADR Owners and ADR Holders are
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

entitled to due assignment, transfer and delivery of all right, title, legal ownership and interest, of such whole number of Deposited Securities requested to be withdrawn at the time represented by the ADS or ADSs evidenced by such ADR to the account of a German securities bank with Deutsche Borse Clearing AG or through the facilities of Cedel S.A. or Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear"), or in the form of certificated Preference Shares and delivery to the ADR Owner or as ordered by it of any other securities, property and cash to which such ADR Owner or ADR Holder is entitled in respect of the ADRs surrendered and a new ADR for the number of ADSs representing any fractional Deposited Securities and any Deposited Securities not being withdrawn, except that the Depositary may deliver any dividends or distributions with respect to the Preference Shares represented by the ADSs or any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary at its Corporate Trust Office.

Pre-Releases

     Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, unless requested by SAP to cease doing so, the Depositary may deliver ADRs prior to the receipt of Preference Shares (a "Pre-Release"), may deliver Preference Shares upon the receipt and cancellation of ADRs which have been Pre-Released whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADR has been Pre-Released, and may receive ADRs in lieu of Preference Shares in satisfaction of a Pre-Release of ADRs. In no event will the Depositary deliver Preference Shares prior to the receipt and cancellation of ADRs. Each Pre-Release must be (a) preceded or accompanied by a written representation and agreement from the person to whom the Preference Shares or ADRs are to be delivered (the "Pre-Releasee") that such Pre-Releasee, or its customer, (i) owns the Preference Shares or ADRs to be remitted, as the case may be, (ii) assigns all beneficial right, title and interest in such Preference Shares or ADRs to the Depositary for the benefit of the owners of the Preference Shares or ADRs, and (iii) will not take any action with respect to such Preference Shares or ADRs, as the case may be, that is inconsistent with the transfer of beneficial ownership (including, without the consent of the Depositary, disposing of such Preference Shares or ADRs, as the case may be), other than in satisfaction of such Pre-Release, (b) at all times fully collateralized with cash, government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five business days' notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Company will not incur any liability to any ADR Owner or ADR Holder as a result of any Pre-Release transaction. The Depositary will also set dollar limits with respect to Pre-Release transactions to be entered into under the Deposit Agreement with any Pre-Releasee on a case-by-case basis as the Depositary deems appropriate. The collateral referred to in clause (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Releasee's obligation to deliver Preference Shares or ADRs upon termination of a Pre-Release transaction (and shall not, for the avoidance of doubt, constitute Deposited Securities under the Deposit Agreement). The number of Preference Shares not deposited but represented by ADRs outstanding at any time as a result of Pre-Releases will not normally exceed 30% of the Preference Shares deposited under the Deposit Agreement. The Depositary may retain for its own account any compensation received by it in connection with the foregoing. The Company shall have no liability to any Holder or Owner with respect to any representations, actions or omissions by the Depositary, or any of its agents, pursuant to the section of the Deposit Agreement regarding Pre-Releases.

Dividends, Other Distributions and Rights

     Whenever the Depositary, or, on its behalf, its agent, receives any cash dividend or other cash distribution on any Deposited Securities, which dividend or distribution is denominated in currency other than Dollars ("Foreign Currency"), the Depositary will, or will cause its agent, as promptly as practicable after receipt of such dividend or distribution, to, convert such Foreign Currency into Dollars; provided, however, that such Foreign Currency can, in the reasonable judgment of the Depositary, be converted on a reasonable basis into Dollars transferable to the United States. Upon conversion, the amount received and subsequently converted will be distributed as promptly as practicable (net of reasonable and customary expenses incurred by the

Depositary in converting such Foreign Currency) to the ADR Owners entitled thereto, in proportion to the number of ADSs representing Deposited Securities evidenced by ADRs held by them respectively. The amount distributed will be reduced by any amounts required to be withheld by SAP or the Depositary, including amounts on account of any applicable taxes and certain other expenses. For further details about applicable taxes, see "Item 7. Taxation -- German Taxation of Holders of Preference Shares or ADSs -- German Taxation of Dividends" and "Item 7. Taxation -- United States Taxation of United States Holders of Preference Shares or ADSs -- Distributions." If the Depositary determines in its judgement that any Foreign Currency received by it cannot, pursuant to applicable law, be so converted on a reasonable basis into U.S. Dollars transferable to the United States, or if any approval or license necessary for conversion is denied or in the reasonable opinion of the Depositary is not obtainable or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may in its discretion distribute such Foreign Currency received by the Depositary to, or may hold such Foreign Currency uninvested and without liability for interest for the respective accounts of, the ADR Owners entitled to receive the same. If any such conversion of Foreign Currency cannot be effected for distribution in Dollars to some of the ADR Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in U.S. Dollars to the extent permissible to the ADR Owners entitled thereto, and may distribute the balance of the Foreign Currency received by it to, or hold such balance uninvested for the respective accounts of, the ADR Owners entitled thereto.

     If SAP declares a dividend in, or free distribution of, additional Preference Shares, upon receipt by or on behalf of the Depositary of additional Preference Shares, the Depositary may, and upon the request of SAP will, distribute to ADR Owners, in proportion to the number of ADSs representing Deposited Securities evidenced by ADRs held by them, additional ADRs for an aggregate number of ADSs representing the number of Preference Shares so received as such dividend or free distribution, in each case subject to the terms and conditions of the Deposit Agreement, including the withholding of taxes or any other governmental charges and the payment of fees required under the Deposit Agreement. If such adjustments in the record of the Depositary are not made or additional ADRs are not so issued, each ADS shall thereafter also represent the additional securities distributed in respect of the Preference Shares represented by such ADS prior to such dividend or free distribution. In lieu of delivering ADRs for fractional ADSs in the event of any such distribution, the Depositary will sell the amount of Preference Shares represented by the aggregate of such fractions and will distribute the net proceeds, converted into U.S. Dollars if in a Foreign Currency, to ADR Owners in accordance with the terms and conditions of the Deposit Agreement. The Depositary may withhold any such distribution of ADSs or ADRs if it has not received satisfactory assurances from SAP that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of the Securities Act. If for any reason (including any requirement that SAP or the Depositary withhold an amount on account of taxes or other governmental charges or that such Preference Shares must be registered under the Securities Act in order to be distributed to ADR Owners or ADR Holders) the Depositary determines that it is not lawful and feasible to make a distribution of Preference Shares to all ADR Owners or to certain ADR Owners, the Depositary may adopt such method as it may deem lawful, equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the Preference Shares thus received, or any part thereof, and the net cash proceeds of any such sale will be distributed by the Depositary to the ADR Owners entitled thereto as in the case of a distribution received in cash.

     If SAP offers, or causes to be offered, to the owners of Deposited Securities any rights to subscribe for additional Preference Shares or any rights of any other nature, the Depositary will, following consultation with the Company as to the procedure to be followed, (i) make such rights available to ADR Owners, (ii) dispose of such rights on behalf of any ADR Owners and make the net proceeds available in Dollars to such ADR Owners or (iii) allow the rights to lapse if, by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any ADR Owner or dispose of such rights and make the proceeds available to such ADR Owners. If at the time of the rights offering the Depositary, following consultation with the Company, determines it to be lawful and feasible to make such rights available to all or to certain but not to other ADR Owners, the Depositary may make such rights available to such ADR Owners to whom it determines such distribution, following consultation with the Company, to be lawful and feasible through the distribution in proportion to the number of ADSs evidenced by ADRs held by such ADR Owners, of rights, warrants or other instruments therefor in such form and upon such terms and representations as it may determine. If the Depositary determines, following consultation with the Company, that it is not lawful or feasible to make such rights available to all or certain ADR Owners, it may sell the warrants or other instruments and allocate the net proceeds of such sales (net of the fees of the Depositary as provided in the Deposit Agreement and all taxes and governmental charges payable in connection with such rights and subject to the terms and conditions of the Deposit Agreement), converted into U.S. Dollars if in a Foreign Currency, for the account of such ADR Owners otherwise entitled to such rights, warrants or other instruments as in the case of a distribution received in cash, upon an averaged or other practical basis without regard to any distinctions among such ADR Owners because of exchange restrictions or the date of delivery of any ADR or otherwise.

     The Depositary will not offer rights to ADR Owners unless both the rights and the securities to which such rights relate either are exempt from registration under the Securities Act with respect to a distribution to all ADR Owners or are registered under the provisions of the Securities Act. If an ADR Owner requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary will not effect such distribution unless it has received an opinion from counsel in the United States for SAP upon which it may rely that such distribution to such ADR Owner is exempt from such registration. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to ADR Owners in general or any ADR Owner in particular.

     If the Depositary has distributed warrants or other instruments for rights to all or certain ADR Owners, then upon instruction of such ADR Owner pursuant to such warrants or other instruments to the Depositary to exercise such rights, upon payment by such ADR Owner to the Depositary for the account of such ADR Owner of an amount equal to the purchase price of the Preference Shares receivable upon exercise of such rights, and upon payment of the fees and expenses of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary shall, on behalf of such ADR Owner, exercise the rights and purchase the Preference Shares, and SAP will cause the delivery of such Preference Shares to the Depositary on behalf of such ADR Owner. As agent for such ADR Owner, the Depositary will cause such Preference Shares to be deposited as described above and execute and deliver ADRs to such ADR Owner as described above. See "-- Description of American Depositary
Shares -- Deposit and Withdrawal of Shares and Issuance of Receipts."

     Whenever the Custodian or the Depositary will receive any distribution other than cash, Preference Shares or rights in respect of the Preference Shares, the Depositary shall, as promptly as practicable, cause the securities or property received by it or the Custodian to be distributed to the ADR Owners entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if SAP so directs or in the reasonable opinion of the Depositary such distribution cannot be made proportionately among the ADR Owners entitled thereto, or if for any other reason (including any requirement that SAP or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed) the Depositary deems such distribution not to be lawful or feasible, the Depositary may adopt such method as it may reasonably deem lawful, equitable and practicable for the purpose of effecting such distribution, including the sale (public or private) of the securities or property thus received, or any part thereof, and the net cash proceeds of any such sale will be distributed by the Depositary to the ADR Owners entitled thereto as in the case of a distribution received in cash. To the extent such securities or property or the net proceeds thereof are not effectively distributed to ADR Owners as provided in this paragraph, each ADS shall thereafter also represent the additional securities or property distributed in respect of the Preference Shares represented by such ADS prior to such distribution.

     If the Depositary determines that any distribution of property (including Preference Shares and rights to subscribe therefor) is subject to any taxes or governmental charges that the Depositary is obliged to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or governmental charges, and thereafter will distribute the net proceeds of any such sale after deduction of such taxes or governmental charges to the ADR Owners entitled thereto in proportion to the number of ADRs held by them respectively.

     Upon any change in nominal or par value, any split-up, consolidation or other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting SAP or to which it is a party, any securities that shall be received by the Depositary or the Custodian in exchange for, in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and ADSs shall thereafter represent the new securities so received in exchange or conversion, unless additional ADSs are issued. In any such case the Depositary may, and upon the request of SAP shall, execute and deliver additional ADRs as in the case of a distribution in Preference Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities. In the event that any securities so received may not be lawfully distributed to some or all ADR Owners, the Depositary may, and if SAP so requests shall, sell such securities at a public or private sale and allocate the net proceeds of such sale for the account of the ADR Owners otherwise entitled to such securities upon an averaged or other practicable basis without regard to any distinctions among such ADR Owners and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash.

Record Dates

     Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Preference Shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of holders of Preference Shares or other Deposited Securities, or whenever the Depositary finds that it is necessary or convenient in respect of any matter, the Depositary shall fix a record date which shall be, to the extent practicable, the same date as the record date for the Preference Shares or other Deposited Securities, as the case may be, or as close thereto as practicable, after consultation with SAP, (a) for the determination of the ADR Owners who shall be (i) entitled to receive such dividend, distribution or rights or the net proceeds of the sale thereof or (ii) entitled to exercise, or give instructions for the exercise of, voting rights at any such meeting, or (b) for fixing the date on or after which each ADS will represent the changed number of Preference Shares.

Voting of Deposited Securities

     Upon receipt of (a) notice from the Company of any meeting of holders of Preference Shares or other Deposited Securities (the "Notice"), (b) the statement of the Custodian or such other major commercial German bank as may be reasonably chosen by the Depositary to act as a proxy bank (the "Proxy Bank"), setting forth its recommendations with regard to voting of the Preference Shares represented by ADSs as to any matter which is set forth in the notice from the Company on which a vote is to be taken by holders of Preference Shares represented by ADSs, together with an English translation thereof (the "Recommendation"), unless otherwise requested by SAP, the Depositary shall, as soon as practicable thereafter, mail to all ADR Owners a notice containing (i) such information as is contained in the notice of such meeting sent by SAP to the Depositary, (ii) a statement that each ADR Owner and Holder ("Voters")at the close of business on a specified record date will be entitled, subject to any applicable provisions of German law, the Articles of Association, the ADR and the Deposited Securities, to exercise, or to give instructions for the exercise of, the voting rights, if any, pertaining to the whole number of Preference Shares or other Deposited Securities evidenced by such ADR Owner's ADSs, (c) the Recommendation and (d) a statement as to the manner in which such instructions may be given including an express indication that if no voting instructions are received on or before the date established by the Depositary for such purpose in accordance with the Deposit Agreement (the "Instruction Date") then the Holders shall in each case be deemed to have instructed the Depositary to vote the shares or cause the shares to be voted in accordance with the Recommendation. See "-- Description of Preference Shares -- Voting Rights."

     Voting rights with respect to the ADRs representing ADSs may be exercised only in respect of 12 ADSs or integral multiples thereof. Pursuant to the terms of the Deposit Agreement, and under German law, holders and beneficial owners of ADRs will be subject to any disclosure requirements regarding acquisition and ownership of Preference Shares as are applicable to Preference Shares pursuant to the terms of the Articles of Association of SAP or German law, as each may be amended from time to time. Failure to comply with such disclosure requirements will, for so long as such failure continues, disqualify such ADR Owner from exercising voting rights.

     Each ADR Owner who desires to exercise, or give instructions for the exercise of, voting rights shall be required to execute and return to the Depositary on or before the Instruction Date, a document provided by the Depositary which (a) either (i) authorizes such Voter's ADSs to be delivered to a blocked account established for such purpose at the Depository Trust Corporation (the "DTC") (as provided below), or (ii) instructs the Depositary to block the Preference Shares without delivering the ADSs to the Depositary or (b) instructs the Depositary as to how the whole number of Preference Shares or other Deposited Securities represented by the ADSs evidenced by such ADRs are to be voted.

     Upon the written request of a Voter, as applicable, on such record date, received on or before the Instruction Date, the Depositary shall endeavor, insofar as practicable and permitted under German law, the Articles of Association and the ADRs, to vote or cause to be voted the amount of Preference Shares or other Deposited Securities so represented in accordance with the instructions set forth in such request. The Company agrees, without any liability to the Voters arising hereunder, to provide notice, to the extent practicable, of any meeting of Voters of Shares or other Deposited Securities containing the requisite information, together with English translations, to the Depositary within the twelve days following the publication of the invitation to the shareholders meeting in the German Federal Gazette. Voting rights may be exercised only in respect of twelve (12) ADSs, or integral multiples thereof. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Preference Shares or other Deposited Securities, other than in accordance with such instructions or deemed instructions received from the Voters, as applicable, as of such record date.

     If no specific voting instructions are received by the Depositary from any Voter (to whom Notice was sent by the Depositary) with respect to the Deposited Securities represented by the ADSs evidenced by such ADRs on or before the Instruction Date, such Voter shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to vote such Deposited Securities or to cause such Deposited Securities to be voted in accordance with the Recommendation. In no event may the Depositary itself exercise any voting discretion over any Shares or other Deposited Securities.

     Anything in the Deposit Agreement to the contrary notwithstanding, in the event that the Proxy Bank shall fail to supply the Recommendation to the Depositary at least 21 calendar days prior to any meeting of holders of Preference Shares represented by ADSs or other Deposited Securities with respect to which the Depositary has received notice from the Company, the Depositary shall mail the Notice (which in this case will not contain the Recommendation or the indication concerning the proxy to be given to the Proxy Bank) to the Voters as herein above provided, and, thereafter, in any case in which no specific voting instructions are received by the Depositary from a Voter on or before the Instruction Date with respect to the Deposited Securities represented by the ADSs evidenced by such ADRs, no votes shall be cast at such meeting with respect to such Deposited Securities.

     Nothing in the Deposit Agreement shall be construed to grant to a Voter any voting rights with respect to Deposited Securities to which, by their terms, voting rights do not otherwise attach.

Reports and Notices

     The Depositary will make available for inspection by ADR Owners at its Corporate Trust Office any reports, notices and other communications, including any proxy soliciting material, received from SAP, which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of Deposited Securities by SAP. The Depositary will also send to ADR Owners copies of such reports when furnished by SAP pursuant to the Deposit Agreement. Any such reports and communications, including any such proxy soliciting material, furnished to the Depositary by SAP shall be furnished in English only to the extent that such materials are required to be translated into English pursuant to any regulations of the SEC.

Disclosure of Interests

     To the extent that provisions of, or governing, any Deposited Securities (including the Articles of Association or applicable law) may require disclosure of beneficial or other ownership of Deposited Securities, other Preference Shares or other securities and may provide for blocking voting or other rights to enforce such disclosure or limits, ADR Owners and ADR Holders agree to comply with all such disclosure requirements. The Depositary agrees to comply with all applicable laws.

Amendment and Termination of the Deposit Agreement

     The form of the ADRs and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between SAP and the Depositary in any respect they may deem necessary or desirable without the consent of the ADR Owners or ADR Holders. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, air courier costs, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or that otherwise prejudices any substantial existing right of ADR Owners or ADR Holders, will not take effect as to the outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the ADR Owners. Every ADR Owner and ADR Holder at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of any ADR Owner to surrender its ADRs and receive therefor the Deposited Securities evidenced thereby, except in order to comply with mandatory provisions of applicable law.

     The Depositary shall at any time, at the direction of SAP, terminate the Deposit Agreement by mailing notice of such termination to all ADR Owners of ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to SAP and ADR Owners if, at any time 30 days after the Depositary shall have delivered to SAP a notice of its election to resign, a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. On and after the termination date, the ADR Owner will, upon (a) surrender of the ADR to the Depositary, (b) payment of the Depositary's fee for surrender of ADRs and (c) payment of any applicable taxes or governmental charges, be entitled to delivery of the amount of Deposited Securities represented by the ADSs evidenced by such ADR. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of ADRs subject to the Deposit Agreement, will suspend the distribution of dividends and other distributions to the holders thereof and will not give any further notice or perform any further acts under such Deposit Agreement, except that the Depositary shall continue (i) the collection of dividends and other distributions pertaining to the Deposited Securities, (ii) the sale of rights and other property as provided in the Deposit Agreement, and (iii) the delivery of Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the Depositary, subject to the applicable terms of the Deposit Agreement, including the payment of the fees and other charges of the Depositary. At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held under the

Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the owners of ADRs that have not theretofore been surrendered, such ADR Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement except to account for net proceeds and other cash and its obligations to the Company regarding indemnification under the Deposit Agreement. Upon termination of the Deposit Agreement, SAP shall be discharged from all obligations thereunder, except for certain obligations to the Depositary.

Charges of Depositary

     Subject to the applicable law and the regulations of any exchange upon which the ADSs are listed, the following charges, as applicable, shall be incurred by any party depositing or withdrawing Preference Shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by SAP or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement): (i) taxes and other governmental charges, (ii) registration fees as may from time to time be in effect for the registration of transfer of Preference Shares generally applicable to the transfer of Preference Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals of Preference Shares pursuant to the Deposit Agreement, (iii) such air courier, cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement, (iv) expenses as are incurred by the Depositary in the conversion of Foreign Currency pursuant to the Deposit Agreement, (v) a fee not in excess of U.S.$5.00 per 100 ADSs (or portion thereof) for the execution and delivery of ADRs pursuant to the Deposit Agreement and the surrender of ADRs pursuant to the Deposit Agreement, (vi) a fee not in excess of U.S.$0.02 per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement except for any distribution of cash dividends and (vii) a fee for the distribution of securities pursuant to the Deposit Agreement in an amount equal to the fee for the execution and delivery of ADRs which would have been charged as a result of the deposit of such securities but which securities are instead distributed to ADR Owners.

Liability of ADR Owners or ADR Holders for Taxes or Other Charges

     If any tax or other governmental charge shall become payable with respect to any ADR or any Deposited Securities represented by the ADSs evidenced by any ADR, such tax or other governmental charge shall be payable by the ADR Owner or ADR Holder. The Depositary may and at the request of the Company shall refuse to effect any transfer of such ADR (or any split-up or combination thereof) or any withdrawal of the Deposited Securities represented by the ADSs evidenced by such ADRs until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the beneficial owner thereof any part or all of the Deposited Securities represented by the ADSs evidenced by such ADRs and may apply such dividends or other distributions or the proceeds of any such sale in payment of any such tax or other governmental charge and the ADR Owner or ADR Holder shall remain liable for any deficiency.

     To the extent practicable and in accordance with instructions from SAP, the Depositary and the Custodian will take all practicable administrative actions necessary to obtain all tax refunds and to reduce German withholding taxes on dividends and other distributions on the Deposited Securities. See "Item 7. Taxation -- German Taxation of Holders of Preference Shares or ADSs -- Refund of German Tax to United States Holders."

Limitations on Execution, Delivery, Transfer and Surrender of ADRs

     The ADRs are transferable on the books of the Depositary, and the Depositary may close the transfer books, at any time and from time to time, when transfer agents in New York City generally close their transfer books or when deemed expedient by it or at the request of the Company. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Deposited Securities, or withdrawal of any Deposited Securities, the Depositary, or the Custodian or Registrar may require

(1) payment from the person presenting the ADR or the depositor of such Preference Shares of a sum sufficient to reimburse it for any tax or other governmental charge and, if applicable, any stock transfer or registration fee with respect thereto and payment of any applicable fees payable to the Depositary pursuant to the Deposit Agreement, (2) the production of proof satisfactory to it as to the identity and genuineness of any signature and (3) compliance with such regulations as the Depositary may establish consistent with the provisions of the Deposit Agreement. The execution and delivery or transfer of ADRs generally may be suspended during any period when the transfer books of the Depositary are closed or if such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement or applicable law or any government or governmental body or commission, or under any provisions of the Deposit Agreement or the Articles of Association of the Company, or for any other reason, subject to the provisions of the following sentence. Notwithstanding any other provision of the Deposit Agreement or the ADRs, the surrender of outstanding ADRs and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or SAP or the deposit of Preference Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges and
(iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

General

     None of the Depositary, SAP or any of their respective officers, directors, employees, agents or affiliates will be liable to any ADR Owner or other person if by reason of any provision of any present or future law or regulation of the United States, the Federal Republic of Germany or any other country, or of any other governmental or regulatory authority or stock exchange or by reason of any provision, present or future, of the Articles of Association of SAP, or by reason of any provision of any securities issued or distributed by SAP or any offering or distribution thereof, or by reason of any act of God or war or other circumstance beyond its control, the Depositary, SAP or any of their respective directors, employees, agents or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the Deposit Agreement or the Deposited Securities it is provided shall be done or performed; nor will the Depositary, SAP or any of their respective officers, directors, employees, agents or affiliates incur any liability to any ADR Owner or ADR Holder by reason of any nonperformance or delay, caused as stated in the preceding clause, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for by the Deposit Agreement.

     None of the Depositary, SAP or any of their respective agents shall be liable for any action or nonaction by it in reliance upon the advice or information from legal counsel, accountants, any person presenting Preference Shares for deposit, any ADR Owner or ADR Holder or any other person believed by it in good faith to be competent to give such advice or information. The obligations of the Depositary to ADR Owners and ADR Holders under the Deposit Agreement are expressly limited to performing its obligations specified therein without negligence or bad faith.

     The Depositary will keep books at its Corporate Trust office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the ADR Owners or ADR Holders provided that such inspection shall not be for the purpose of communicating with holders in the interest of a business or object other than the business of SAP or a matter related to the Deposit Agreement or the ADRs.

     The Depositary may appoint one or more co-transfer agents approved by SAP for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by beneficial owners of ADSs or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.

Governing Law

     The Deposit Agreement will be governed by the laws of the State of New
York.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

     Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS.

     Not applicable.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS.

     The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS.

     Reference is made to pages F-1 through F-39 and Item 19.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

     (a) The following financial statements are filed as part of this Form 20-F:

        Report of ARTHUR ANDERSEN Wirtschaftsprufungsgesellschaft
         Steuerberatungsgesellschaft mbH.

        Consolidated Balance Sheets as of December 31, 1997 and 1996 (audited).

        Consolidated Income Statements for the years ended 1997, 1996 and 1995
         (audited).

        Consolidated Statement of Fixed Assets for the year ended 1997
         (audited).

        Consolidated Statement of Fixed Assets for the year ended 1996
         (audited).

        Notes to the Consolidated Financial Statements.

        Schedule for the years ended December 31, 1997, 1996 and 1995:
         Schedule II -- Valuation and Qualifying Accounts and Reserves.

     (b) The following documents are filed as exhibits to this Form 20-F:

        3.1 Articles of Association (Satzung), as amended to the date of filing (English translation included). (Incorporated by reference to Registration Statement on Form F-1 of SAP (Registration No. 333-57383), filed on June 22, 1998.)

        4.1 Form of Amended and Restated Deposit Agreement among SAP, The Bank of New York, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts. (Incorporated by reference to Registration Statement on Form F-1 of SAP (Registration No. 333-57383), filed on June 22, 1998.)

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Registration Statement on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SAP AKTIENGESELLSCHAFT SYSTEME,
                                          ANWENDUNGEN, PRODUKTE IN DER
                                          DATENVERARBEITUNG
                                          (Registrant)

                                          By:/s/ Prof. Dr. Henning Kagermann
                                             -----------------------------------
                                             Name: Prof. Dr. Henning Kagermann
                                             Title: Member of the Executive
                                               Board

Dated: June 22, 1998                      By:     /s/ Dieter Matheis
                                             -----------------------------------
                                             Name: Dieter Matheis
                                             Title: Principal Financial Officer

                    SAP AKTIENGESELLSCHAFT AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-1

Consolidated Financial Statements:
  Consolidated Balance Sheets as of December 31, 1997 and
     1996...................................................   F-2
  Consolidated Income Statements for the years ended
     December 31, 1997, 1996 and 1995.......................   F-3
  Consolidated Statement of Fixed Assets for the year ended
     December 31, 1997......................................   F-4
  Consolidated Statement of Fixed Assets for the year ended
     December 31, 1996......................................   F-5
  Notes to Consolidated Financial Statements................   F-6
Schedule for the years ended December 31, 1997, 1996 and
  1995:
  Schedule II -- Valuation and Qualifying Accounts and
     Reserves...............................................  F-39

                       REPORT OF INDEPENDENT ACCOUNTANTS

     We have audited the accompanying consolidated balance sheets of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung and subsidiaries as of December 31, 1997 and 1996, and the related consolidated income statements for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Germany which, as applied by us, are substantially the same as those followed in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung and subsidiaries as of December 31, 1997 and 1996 and the results of their operations for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles in Germany.

     Application of accounting principles generally accepted in the United States would have affected shareholders' equity as of December 31, 1997 and 1996 and net income for each of the years in the two year period ended December 31, 1997 to the extent summarized in Note 40 to the consolidated financial statements.

Eschborn/Frankfurt/M.
February 18, 1998

                                          ARTHUR ANDERSEN
                                          Wirtschaftsprufungsgesellschaft
                                          Steuerberatungsgesellschaft mbH


                                                                   sig                     sig
                                                             Prof. Dr. Weber              Klein
                                                            Wirtschaftsprufer       Wirtschaftsprufer

                             SAP AKTIENGESELLSCHAFT

                          CONSOLIDATED BALANCE SHEETS
                               AS OF DECEMBER 31,

ASSETS

                                                             1997(1)       1997         1996
                                                  NOTE       $ (000)      DM(000)      DM(000)
                                                --------    ---------    ---------    ---------
Intangible assets.............................    (7)          45,189       81,299        5,742
Tangible fixed assets.........................    (8)         474,299      853,312      621,903
Financial assets..............................    (9)         126,616      227,794      161,429
                                                            ---------    ---------    ---------
Fixed assets..................................                646,104    1,162,405      789,074
                                                            ---------    ---------    ---------
Inventories...................................    (10)          4,177        7,515        7,799
Accounts receivable...........................    (11)      1,353,843    2,435,699    1,555,869
Accounts due from related parties.............                  3,352        6,030           --
Other assets..................................    (12)         92,909      167,152       55,895
                                                            ---------    ---------    ---------
     Accounts receivable and other assets.....              1,450,104    2,608,881    1,611,764
                                                            ---------    ---------    ---------
Marketable securities.........................    (13)         92,875      167,092      164,891
Cash and cash equivalents.....................    (14)        554,399      997,420      737,394
                                                            ---------    ---------    ---------
Current assets................................              2,101,555    3,780,908    2,521,848
                                                            ---------    ---------    ---------
Deferred taxes................................    (15)         50,013       89,978       37,462
Prepaid expenses and deferred charges.........                 20,549       36,969       18,720
                                                            ---------    ---------    ---------
Total assets..................................              2,818,221    5,070,260    3,367,104
                                                            =========    =========    =========
SHAREHOLDERS' EQUITY AND LIABILITIES
Subscribed capital(2).........................    (17)        289,875      521,513      517,537
Capital reserve...............................  (17)(18)      238,157      428,469      353,344
Revenue reserves..............................    (17)      1,002,452    1,803,510    1,095,491
Retained earnings -- SAP AG...................    (17)        163,597      294,328      240,698
Minority interests............................                  8,088       14,552        4,242
                                                            ---------    ---------    ---------
Shareholders' equity..........................              1,702,169    3,062,372    2,211,312
                                                            ---------    ---------    ---------
Special reserves for capital investment
  subsidies and allowances....................    (19)            232          418           66
Pension reserves and similar obligations......    (20)         23,045       41,461       29,526
Other reserves and accrued liabilities........    (21)        622,598    1,120,114      604,860
                                                            ---------    ---------    ---------
     Reserves and accrued liabilities.........                645,643    1,161,575      634,386
                                                            ---------    ---------    ---------
Bonds.........................................    (22)          2,620        4,713        8,669
Other liabilities.............................    (23)        452,581      814,239      494,382
                                                            ---------    ---------    ---------
     Other liabilities........................                455,201      818,952      503,051
Deferred income...............................                 14,976       26,943       18,289
                                                            ---------    ---------    ---------
Total shareholders' equity and liabilities....              2,818,221    5,070,260    3,367,104
                                                            =========    =========    =========

---------------
(1) The 1997 figures have been translated solely for the convenience of the reader at an exchange rate of DM 1.7991 to $1.00, the Noon Buying Rate on December 31, 1997.

(2) Contingent capital DM 4,737 thousand and DM 8,713 thousand as of December 31, 1997 and 1996, respectively.

                 See Notes to Consolidated Financial Statements

                             SAP AKTIENGESELLSCHAFT

                         CONSOLIDATED INCOME STATEMENTS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                  1997         1997         1996         1995
                                        NOTE   $ (000)(1)    DM (000)     DM (000)     DM (000)
                                        ----   ----------   ----------   ----------   ----------
Sales revenues........................  (27)    3,344,709    6,017,466    3,722,150    2,696,381
Increase in inventory of unfinished
  services............................              1,374        2,472          961          628
Other operating income................  (28)       44,448       79,966       73,712       54,161
                                               ----------   ----------   ----------   ----------
                                                3,390,531    6,099,904    3,796,823    2,751,170
                                               ----------   ----------   ----------   ----------
Raw materials and supplies, purchased
  goods...............................             (9,163)     (16,485)     (13,967)     (11,475)
Purchased services....................           (327,516)    (589,234)    (380,417)    (289,172)
                                               ----------   ----------   ----------   ----------
Cost of services and materials........           (336,679)    (605,719)    (394,384)    (300,647)
                                               ----------   ----------   ----------   ----------
Personnel expenses....................  (29)   (1,153,310)  (2,074,920)  (1,338,473)    (956,744)
Depreciation and amortization.........  (30)     (108,566)    (195,321)    (164,591)    (144,456)
Other operating expenses..............  (31)     (895,852)  (1,611,728)    (955,746)    (697,455)
                                               ----------   ----------   ----------   ----------
Operating expenses....................         (2,157,728)  (3,881,969)  (2,458,810)  (1,798,655)
                                               ----------   ----------   ----------   ----------
Operating results.....................            896,124    1,612,216      943,629      651,868
                                               ----------   ----------   ----------   ----------
Income from investments...............  (32)        1,945        3,500        1,745           --
Income from marketable securities and
  loans of financial assets...........                817        1,469        2,188        2,109
Write-down of financial assets........  (33)       (1,562)      (2,811)      (8,192)      (2,124)
Net interest income...................  (34)       29,216       52,562       27,843       22,213
                                               ----------   ----------   ----------   ----------
Result from ordinary operations.......            926,540    1,666,936      967,213      674,066
Taxes on income.......................  (15)     (393,727)    (708,354)    (382,414)    (258,665)
Other taxes...........................            (18,469)     (33,228)     (17,263)     (10,573)
                                               ----------   ----------   ----------   ----------
Total taxes...........................           (412,196)    (741,582)    (399,677)    (269,238)
                                               ----------   ----------   ----------   ----------
NET INCOME............................            514,344      925,354      567,536      404,828
Minority interests....................             (1,318)      (2,371)      (1,317)      (1,504)
Beginning retained earnings -- SAP
  AG..................................            133,788      240,698      133,784       88,081
Distribution of dividends of SAP AG
  shareholders........................           (133,507)    (240,193)    (133,615)     (88,058)
Transfer to revenue reserves..........           (349,708)    (629,160)    (325,690)    (269,563)
                                               ----------   ----------   ----------   ----------
Ending retained earnings -- SAP AG....            163,599      294,328      240,698      133,784
                                               ==========   ==========   ==========   ==========

(1) The 1997 figures have been translated solely for the convenience of the reader at an exchange rate of DM 1.7991 to $1.00, the Noon Buying Rate on December 31, 1997.

                 See Notes to Consolidated Financial Statements

                             SAP AKTIENGESELLSCHAFT

                     CONSOLIDATED STATEMENT OF FIXED ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                    DM (000)

                                               PURCHASE OR MANUFACTURING COST
                                 -----------------------------------------------------------

                                  1/1/97     ADDITIONS   RETIREMENTS   TRANSFERS   12/31/97
                                 ---------   ---------   -----------   ---------   ---------
I. Intangible assets
  1. Trademarks, similar rights
     and assets ...............     29,426     32,342           85          116       61,799
  2. Goodwill..................         --     55,006                                 55,006
                                 ---------    -------      -------      -------    ---------
                                    29,426     87,348           85          116      116,805
                                 ---------    -------      -------      -------    ---------
II. Tangible fixed assets
   1. Land, leasehold rights
      and buildings, including
      buildings on third-party
      land.....................    442,972    229,856       76,078       12,929      609,679
   2. Other property, plant and
      equipment................    621,548    173,975       48,554           59      747,028
   3. Advance payments and
      construction in
      progress.................     28,652     83,531            3      (13,104)      99,076
                                 ---------    -------      -------      -------    ---------
                                 1,093,172    487,362      124,635         (116)   1,455,783
                                 ---------    -------      -------      -------    ---------
III. Financial assets
   1. Shares in affiliated
      companies................     12,112                     128                    11,984
   2. Loans due from affiliated
      companies................        228                     228                        --
   3. Investments in associated
      companies................      2,947     15,826                                 18,773
   4. Other investments........      9,348     41,572                                 50,920
   5. Shares in cooperatives...          1                                                 1
   6. Long-term investments....    100,704      8,801            7                   109,498
   7. Other loans..............     48,529     12,907       11,282                    50,154
                                 ---------    -------      -------      -------    ---------
                                   173,869     79,106       11,645           --      241,330
                                 ---------    -------      -------      -------    ---------
FIXED ASSETS...................  1,296,467    653,816      136,365           --    1,813,918
                                 =========    =======      =======      =======    =========

                                        ACCUMULATED DEPRECIATION AND AMORTIZATION                     BOOK VALUE
                                 -------------------------------------------------------   --------------------------------
                                                                                  WRITE-
                                  1/1/97    ADDITIONS   RETIREMENTS   TRANSFERS    UPS     12/31/97    12/31/97    12/31/96
                                 --------   ---------   -----------   ---------   ------   --------   ----------   --------
I. Intangible assets
  1. Trademarks, similar rights
     and assets ...............   23,684       7,838          71         116       102      31,465       30,334      5,742
  2. Goodwill..................                4,041                                         4,041       50,965         --
                                 -------     -------      ------        ----       ---     -------    ---------    -------
                                  23,684      11,879          71         116       102      35,506       81,299      5,742
                                 -------     -------      ------        ----       ---     -------    ---------    -------
II. Tangible fixed assets
   1. Land, leasehold rights
      and buildings, including
      buildings on third-party
      land.....................   78,109      33,656       8,756                           103,009      506,670    364,863
   2. Other property, plant and
      equipment................  393,160     149,786      43,368        (116)              499,462      247,566    228,388
   3. Advance payments and
      construction in
      progress.................                                                                 --       99,076     28,652
                                 -------     -------      ------        ----       ---     -------    ---------    -------
                                 471,269     183,442      52,124        (116)       --     602,471      853,312    621,903
                                 -------     -------      ------        ----       ---     -------    ---------    -------
III. Financial assets
   1. Shares in affiliated
      companies................    4,802         164                                         4,966        7,018      7,310
   2. Loans due from affiliated
      companies................      228                     228                                --           --         --
   3. Investments in associated
      companies................                                                                 --       18,773      2,947
   4. Other investments........                                                                 --       50,920      9,348
   5. Shares in cooperatives...                                                                 --            1          1
   6. Long-term investments....                                                                 --      109,498    100,704
   7. Other loans..............    7,410       2,647         624                   863       8,570       41,584     41,119
                                 -------     -------      ------        ----       ---     -------    ---------    -------
                                  12,440       2,811         852          --       863      13,536      227,794    161,429
                                 -------     -------      ------        ----       ---     -------    ---------    -------
FIXED ASSETS...................  507,393     198,132      53,047          --       965     651,513    1,162,405    789,074
                                 =======     =======      ======        ====       ===     =======    =========    =======

                 See Notes to Consolidated Financial Statements

                             SAP AKTIENGESELLSCHAFT

                     CONSOLIDATED STATEMENT OF FIXED ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                    DM (000)

                                                   PURCHASE OR MANUFACTURING COST
                             --------------------------------------------------------------------------
                                          CHANGES IN
                                         CONSOLIDATED
                              1/1/96      COMPANIES     ADDITIONS   RETIREMENTS   TRANSFERS   12/31/96
                             ---------   ------------   ---------   -----------   ---------   ---------
I. Intangible assets
  1. Trademarks, similar
     rights and assets.....     25,894         (78)        4,414         327         (477)      29,426
                             ---------      ------       -------      ------       ------     ---------
                                25,894         (78)        4,414         327         (477)      29,426
                             ---------      ------       -------      ------       ------     ---------
II. Tangible fixed assets
  1. Land, leasehold rights
     and buildings,
     including buildings on
     third-party land......    411,309         (41)       33,000       2,755        1,459      442,972
   2. Other property, plant
      and equipment........    539,409      (2,866)      153,223      69,179          961      621,548
   3. Advance payments and
      construction in
      progress.............        850                    30,001         256       (1,943)      28,652
                             ---------      ------       -------      ------       ------     ---------
                               951,568      (2,907)      216,224      72,190          477     1,093,172
                             ---------      ------       -------      ------       ------     ---------
III. Financial assets
   1. Shares in affiliated
      companies............     15,379                       288       3,555                    12,112
   2. Loans due from
      affiliated
      companies............        228                                                             228
   3. Investments in
      associated
      companies............         --                     2,947                                 2,947
   4. Other investments....      2,500                     6,848                                 9,348
   5. Shares in
      cooperatives.........          1                                                               1
   6. Long-term
      investments..........    100,499                       205                               100,704
   7. Other loans..........     58,755                     6,020      16,246                    48,529
                             ---------      ------       -------      ------       ------     ---------
                               177,362                    16,308      19,801                   173,869
                             ---------      ------       -------      ------       ------     ---------
FIXED ASSETS...............  1,154,824      (2,985)      236,946      92,318                  1,296,467
                             =========      ======       =======      ======       ======     =========

                                           ACCUMULATED DEPRECIATION AND AMORTIZATION                           BOOK VALUE
                             ---------------------------------------------------------------------   ------------------------------
                                        CHANGES IN
                                       CONSOLIDATED                                         WRITE-
                             1/1/96     COMPANIES     ADDITIONS   RETIREMENTS   TRANSFERS    UPS     12/31/96   12/31/96   12/31/95
                             -------   ------------   ---------   -----------   ---------   ------   --------   --------   --------
I. Intangible assets
  1. Trademarks, similar
     rights and assets.....   18,421         (57)        5,472         225          73                23,684      5,742      7,473
                             -------      ------       -------      ------         ---      -----    -------    -------    -------
                              18,421         (57)        5,472         225          73                23,684      5,742      7,473
                             -------      ------       -------      ------         ---      -----    -------    -------    -------
II. Tangible fixed assets
  1. Land, leasehold rights
     and buildings,
     including buildings on
     third-party land......   57,195         (28)       26,200       3,133          12      2,137     78,109    364,863    354,114
   2. Other property, plant
      and equipment........  319,359      (2,206)      132,919      56,827         (85)              393,160    228,388    220,050
   3. Advance payments and
      construction in
      progress.............                                                                                      28,652        850
                             -------      ------       -------      ------         ---      -----    -------    -------    -------
                             376,554      (2,234)      159,119      59,960         (73)     2,137    471,269    621,903    575,014
                             -------      ------       -------      ------         ---      -----    -------    -------    -------
III. Financial assets
   1. Shares in affiliated
      companies............      351                     6,591       2,140                             4,802      7,310     15,028
   2. Loans due from
      affiliated
      companies............      228                                                                     228         --         --
   3. Investments in
      associated
      companies............                                                                                       2,947         --
   4. Other investments....                                                                                       9,348      2,500
   5. Shares in
      cooperatives.........                                                                                           1          1
   6. Long-term
      investments..........                                                                                     100,704    100,499
   7. Other loans..........    7,319                     1,601         721                    789      7,410     41,119     51,436
                             -------      ------       -------      ------         ---      -----    -------    -------    -------
                               7,898                     8,192       2,861                    789     12,440    161,429    169,464
                             -------      ------       -------      ------         ---      -----    -------    -------    -------
FIXED ASSETS...............  402,873      (2,291)      172,783      63,046                  2,926    507,393    789,074    751,951
                             =======      ======       =======      ======         ===      =====    =======    =======    =======

                 See Notes to Consolidated Financial Statements

                             SAP AKTIENGESELLSCHAFT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  GENERAL INFORMATION

  (1) BUSINESS AND BASIS OF PRESENTATION

     BUSINESS

     SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG"), together with its subsidiaries (collectively, "Company"), is a leading international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses. The Company's primary products, the R/3 System and the R/2 System, are designed to provide customers with a palette of standard business solutions arranged in applications which provide integrated enterprise-wide processing of business work flows. Additionally, the Company provides independent industry-specific solutions, independent business solutions, custom components and the necessary technological infrastructure to support complementary software solutions. The Company has many strategic partners that offer complementary software, services and hardware. The Company's services include consulting, support and training. Customers range in size from large multinational enterprises to medium- and smaller-sized companies. Concentrations of operating and credit risks are limited due to the Company's large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 10% or more of revenues for fiscal year 1997, 1996 and 1995.

     BASIS OF PRESENTATION

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Germany ("German GAAP") as prescribed by the German Commercial Code and the German Stock Corporation Act.

     Application of certain items of United States generally accepted accounting principles ("U.S. GAAP") would have resulted in a material difference to the net income and shareholders' equity as of and for the years ended December 31, 1997 and 1996. See Note 40 for a summary of these differences.

     All monetary amounts in the notes to the consolidated financial statements are shown in Deutsche Marks ("DM" or "Marks"). All Mark financial data that have been converted into United States Dollars ("$" or "Dollars") have been converted at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1997, which was 1.7991 Marks per Dollar.

B.  SIGNIFICANT ACCOUNTING POLICIES

  (2) CONSOLIDATED COMPANIES

     The consolidated financial statements include, in addition to SAP AG, 8 domestic and 42 foreign subsidiaries in which SAP AG holds, directly or indirectly, a majority of the voting rights. The following 9 companies were established in 1997 and are fully consolidated in the financial statements for the first time:

     -- SAP Systems Integration GmbH, Alsbach-Haehnlein/Germany

     -- DACOS Software Holding GmbH, St. Ingbert/Germany

     -- SAP Hungary Rendszerek, Alkalmazasok es Termekek az Adatfeldolgozasban Kft.,
       Budapest/Hungary

     -- SAP Retail Solutions Nederland B.V., 's Hertogenbosch/Netherlands

     -- SAP Service and Support Center (Ireland) Limited, Dublin/Ireland

     -- SAP America Public Sector, Inc., Washington, DC/USA

                             SAP AKTIENGESELLSCHAFT

     -- PT SAP Asia, Jakarta/Indonesia

     -- SAP Taiwan Co. Ltd., Taipei/Taiwan

     -- SAP HONG KONG Co. Limited, Taikoo Shing/Hong Kong

     The effect of including the above companies in the consolidated financial statements does not limit comparability of the annual financial statements with those of the previous year.

     One joint venture, SRS Software- und Systemhaus Dresden GmbH, Dresden/Germany, in which SAP AG holds a 50% interest, is consolidated on a proportional basis. Balance sheet, income statement and cash flow amounts recorded on a proportional basis are insignificant to the consolidated financial statements.

     Investments in associated companies in which the Company has the ability to exercise significant influence are accounted for under the book value method as described below. The following associated companies were consolidated by the book value method:

     -- SAP Solutions GmbH, Freiberg/Germany

     -- IDS Prof. Scheer Gesellschaft fur integrierte Datenverarbeitungssysteme mbH,
       Saarbrucken/Germany ("IDS")

     -- Schmidt, Vogel und Partner Consult, Gesellschaft fur Organisation und
       Managementberatung mbH, Bielefeld/Germany

     Two subsidiaries have not been consolidated, because their impact on the Company's net worth, financial position and results of operations is immaterial (their balance sheet totals amount to approximately 0.3% of the consolidated balance sheet total). They have been excluded pursuant to Article 296 (2) of the German Commercial Code and are included in "Shares in affiliated companies". Please refer to the information relating to investments of SAP AG and the Company on pages F-34 through F-37.

  (3) CONSOLIDATION POLICIES

     The book value method of consolidation has been used, unless otherwise noted. Under such method, differences between acquisition costs and attributable shareholders' equity are first allocated to identifiable assets acquired or liabilities assumed to the extent of their fair market values. Any remaining goodwill is set off against the reserves as of December 31, 1996, thus reducing equity, pursuant to Article 309 (1) sentence 3 of the German Commercial Code. On January 1, 1997, the Company changed its policy and, prospectively, goodwill is capitalized and amortized through the income statement over its estimated useful life.

     Inter-company receivables, payables, revenues, expenses and profits among the consolidated companies are eliminated. Minority interest is identified for subsidiaries not wholly owned by the parent company.

     Equity investments consolidated by the book value method are recorded at book value plus equity in their undistributed earnings since acquisition and are included in "Investments in associated companies". Goodwill associated with equity purchases is included in intangible assets.

     The retained earnings of the Company, as shown in the consolidated financial statements, are the retained earnings of SAP AG. The retained earnings of the subsidiaries are included in the Company's revenue reserves.

  (4) ACCOUNTING AND VALUATION POLICIES

     The accounting and valuation policies of SAP AG also apply to the consolidated financial statements. The financial statements of consolidated subsidiaries whose accounting policies differ from those of the parent company have been adjusted where material.

                             SAP AKTIENGESELLSCHAFT

     USE OF ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FIXED ASSETS

     Purchased intangible assets are shown at cost and amortized on a straight-line basis over a maximum of 5 years. Goodwill is amortized on a straight-line basis over its estimated useful life, generally 5 years.

     Tangible fixed assets are shown at cost less accumulated depreciation. Buildings are depreciated using the straight-line method over useful lives of 25 to 50 years. Computer equipment is depreciated using the straight-line method over useful lives of 3 to 5 years. Leasehold improvements are depreciated using the straight-line method over the term of the lease. Generally, other movable fixed assets are depreciated using the declining-balance method. The depreciation method is changed to the straight-line method in the year in which the amount of depreciation under the straight-line method exceeds that calculated under the declining balance method. The useful lives of other movable fixed assets range between 2 and 20 years. Low-value assets are expensed in the year of acquisition.

     Long-term investments are shown at cost. Interest-bearing loans to employees and to third parties are shown at their nominal value. Interest-free loans to employees and to third parties are discounted to their present value using an effective interest rate of approximately 6% per annum.

     CURRENT ASSETS

     Inventories are shown at the lower of cost or market.

     Accounts receivable from software sales are posted on the basis of the number of authorized users, provided that the customer has legally signed an irrevocable contract with the Company, and the software has been delivered in full. Maintenance revenues are recognized proportionally over the term of the maintenance contract. Accounts receivable for consulting and training services are recognized after performance of the services. Accounts receivable are stated at their nominal value, which approximates fair value. Interest-free accounts receivable with remaining terms exceeding 1 year are discounted to their present value using an effective interest rate of 6% per annum. Other assets equal to the cash surrender value of insurance policies are capitalized at the value of the insurance company's premium reserve, as shown in its general operational plan.

     Marketable securities are valued at the lower of cost or market as of the balance sheet date. Gains on marketable securities are recognized when realized. Other assets are shown at their nominal value, which approximates fair value.

     PREPAID EXPENSES AND DEFERRED CHARGES

     Prepaid expenses and deferred charges are determined by allocating expenses to the periods to which they are attributable.

     RELATED PARTY TRANSACTIONS

     In 1997, the Company acquired a 25.2% interest in IDS from IDS's existing shareholders and directly from IDS pursuant to a capital increase. The principal shareholder of IDS was also a member of SAP AG's Supervisory Board at the time of such acquisition. Approximately 16% of the aggregate purchase price for

                             SAP AKTIENGESELLSCHAFT
such 25.2% interest was paid to the selling shareholders and 84% was paid to IDS. The majority of the purchase price was paid in 1997. Balances outstanding as of December 31, 1997 were paid in 1998 and are included in other liabilities in the 1997 balance sheet. The purchase price for IDS and the effect on net income was not significant to the consolidated financial statements.

     DEFERRED TAXES

     On the consolidated balance sheet, deferred taxes are established for temporary differences between assets, liabilities and net income calculated for tax purposes and for financial reporting purposes which are expected to reverse in the future. Moreover, deferred taxes are established on the consolidated balance sheet for temporary differences resulting from consolidation measures.

     Deferred taxes are computed by the "deferral method," under which the enacted tax rate applicable to the local subsidiaries is applied. Deferred tax amounts are shown net on the consolidated balance sheet.

     RESERVES AND ACCRUED LIABILITIES

     Reserves for pension obligations in Germany are stated at the highest amounts allowable for tax purposes, in accordance with Article 6a of the German Income Tax Act. An interest rate of 6% per annum has been applied. Foreign subsidiaries record their pension reserves in accordance with similar principles.

     The relief fund of SAP Altersvorsorge e.V. has assumed indirect pension commitments towards employees of SAP AG. SAP AG, as the sponsor of the relief fund, has established a reserve for indirect pension obligations, exercising its option to establish accruals under Article 28(1) sentence 2 of the Introductory Act to the German Commercial Code.

     Accrued taxes are calculated on the basis of the planned distribution of income. The other reserves and accrued liabilities take into account all foreseeable risks and contingent obligations.

     LIABILITIES

     Liabilities are shown at the amounts payable, which approximate fair market value.

     DERIVATIVES

     The Company uses derivative financial instruments to manage foreign currency and interest rate risks and holds such instruments for purposes other than trading. Unrealized losses associated with currency rate changes on forward foreign exchange contracts and foreign currency options are recorded currently in income and are included in other liabilities. Gains are recorded when realized. For interest rate swaps, the net cash amounts paid or received are accrued and recognized as an adjustment to interest income.

     CREDIT ARRANGEMENTS

     Certain of the Company's foreign subsidiaries have lines of credit available which allow them to borrow in the local currency to the extent SAP AG has guaranteed such amounts. At December 31, 1997, the Company had approximately DM 151.4 million available through such arrangements under which the Company may borrow on an overdraft or short-term basis. In addition, the Company has a DM
89.6 million line of credit available for which no guarantee is required. Interest under all lines is determined at the time of borrowing based on current market rates.

  (5) CURRENCY TRANSLATION

     The financial statements of the individual companies include accounts receivable in foreign currencies, which are translated at the lower of the exchange rate on the transaction date or the buying rate on the balance

                             SAP AKTIENGESELLSCHAFT
sheet date. Losses arising from movements in exchange rates are recorded. Accounts payable in foreign currencies are valued at the higher of the applicable rates.

     Fixed assets (excluding loans), shareholders' equity, depreciation and amortization of foreign subsidiaries are translated using the historical exchange rate. The remaining assets and liabilities are translated at the median exchange rates on the balance sheet date (closing rate).

     Differences arising from the translation of balance sheet items are charged directly to the revenue reserves, without affecting income for the year.

     With the exception of depreciation and amortization, which are translated at historical rates, expense and income items are translated at the average exchange rate for the year. The net income for the year is translated at the closing rate at December 31. The translation difference from the income statement is charged to income.

     The exchange rates of key currencies changed as follows:

                                             CLOSING RATE TO
                                                THE DM AT           AVERAGE EXCHANGE RATE
                                               DECEMBER 31,         TO THE DM FOR THE YEAR
                                            ------------------      ----------------------
                                             1997        1996         1997          1996
                                            ------      ------      --------      --------
1 USD.....................................  1.7921      1.5548       1.7371        1.5083
100 JPY...................................  1.3838      1.3408       1.4309        1.3811
1 GBP.....................................  2.9820      2.6267       2.8493        2.3689
1 CAD.....................................  1.2445      1.1356       1.2506        1.1050
1 AUD.....................................  1.1725      1.2405       1.2805        1.1848

C.  NOTES TO THE CONSOLIDATED BALANCE SHEETS

  (6) FIXED ASSETS

     Fixed assets activities during 1997 and 1996 are shown on pages F-4 and F-5.

  (7) INTANGIBLE ASSETS

     The additions to trademarks, similar rights and assets relate to software programs. The additions to goodwill relate to the first-time capitalization of goodwill.

  (8) TANGIBLE FIXED ASSETS

     Additions to tangible fixed assets consist primarily of the construction of office buildings, the acquisition of land and the purchase of computer hardware, automobiles and other business equipment.

                                         ADDITIONS    BOOK VALUE    ADDITIONS    BOOK VALUE
                                           1997       12/31 1997      1996       12/31 1996
                                         DM (000)      DM (000)     DM (000)      DM (000)
                                         ---------    ----------    ---------    ----------
Geographic region:
  Germany..............................   193,242      484,854       130,012      389,186
  Rest of Europe.......................   150,652      184,806        36,630      132,150
  Americas.............................   112,646      136,862        25,854       64,961
  Asia-Pacific/Africa..................    30,822       46,790        23,728       35,606
                                          -------      -------       -------      -------
                                          487,362      853,312       216,224      621,903
                                          -------      -------       -------      -------

                             SAP AKTIENGESELLSCHAFT

  (9) FINANCIAL ASSETS

     Financial assets include long-term investments at December 31, as follows:

                                       1997                               1996
                         --------------------------------   --------------------------------
                           BOOK      MARKET    UNREALIZED     BOOK      MARKET    UNREALIZED
                          VALUES     VALUES      GAINS       VALUES     VALUES      GAINS
                         DM (000)   DM (000)    DM (000)    DM (000)   DM (000)    DM (000)
                         --------   --------   ----------   --------   --------   ----------
Securities with fixed
  maturities...........  100,000    104,750        4,750    100,000    100,750          750
Other securities.......    9,498      9,498           --        704        704           --
                         -------    -------      -------    -------    -------      -------
                         109,498    114,248        4,750    100,704    101,454          750
                         -------    -------      -------    -------    -------      -------

     Financial assets also include interest-bearing and non-interest-bearing loans to employees, to members of SAP AG's supervisory board and to third parties, investments in associated companies, and other investments. Investments in associated companies are equity investments. Other investments consist of marketable equity securities which are recorded at the lower of cost or market. Unrealized gains on marketable equity securities were not significant in 1997 or 1996.

  (10) INVENTORIES

     Inventories primarily consist of office supplies, documentation and work in process for services performed on consulting contracts accounted for under the completed contract method. Under the completed contract method, the cost of services provided are recorded in inventory and the related gross profit is recognized upon project completion and customer acceptance.

  (11) ACCOUNTS RECEIVABLE

     Amounts shown on the consolidated balance sheets are net of allowance for bad debts of DM 92,362 thousand and DM 50,296 thousand at December 31, 1997 and 1996, respectively.

     At December 31, 1997 and 1996, accounts receivable having a remaining term greater than 1 year are DM 86,732 thousand and DM 90,837 thousand, respectively.

  (12) OTHER ASSETS

                                                           1997        1996
                                                         DM (000)    DM (000)
                                                         --------    --------
Other assets...........................................  167,152      55,895
-- thereof with a remaining term greater than 1 year...  (95,927)    (30,378)

     Other assets include interest receivable for the period, tax refund claims, notes receivable, cash surrender value of insurance policies and rental deposits.

  (13) MARKETABLE SECURITIES

     This item consists primarily of fixed-income securities.

                             SAP AKTIENGESELLSCHAFT

     The book values, market values and unrealized gains of the marketable securities on the consolidated balance sheets as of December 31, are as follows:

                                       1997                               1996
                         --------------------------------   --------------------------------
                           BOOK      MARKET    UNREALIZED     BOOK      MARKET    UNREALIZED
                          VALUES     VALUES      GAINS       VALUES     VALUES      GAINS
                         DM (000)   DM (000)    DM (000)    DM (000)   DM (000)    DM (000)
                         --------   --------   ----------   --------   --------   ----------
Securities with fixed
  maturities...........  167,050    167,984        934      164,891    166,162       1,271
Other securities.......       42         58         16           --         --          --
                         -------    -------        ---      -------    -------       -----
                         167,092    168,042        950      164,891    166,162       1,271
                         -------    -------        ---      -------    -------       -----

     Marketable securities with fixed maturities as of December 31, are as follows:

                                                            NOMINAL VALUE
                                                         --------------------
                                                           1997        1996
                                                         DM (000)    DM (000)
                                                         --------    --------
Due within 1 year......................................    5,000      27,000
Due between 1 and 5 years..............................  125,000     102,480
Due after 5 years......................................   35,413      33,856
                                                         -------     -------
                                                         165,413     163,336
                                                         -------     -------

     During the fiscal year, SAP AG acquired 54,171 of its own ordinary shares and preference shares, in each case with a nominal value of DM 5, representing 0.05% of the capital stock, at an average market price of DM 353 per share, for the purpose of offering them to its employees (Article 71 (1) no. 2 of the German Stock Corporation Act). Such shares were transferred to employees during the year at an average price of DM 277 per share. SAP AG did not hold any of its own shares as of the balance sheet date.

  (14) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents in Postbank accounts and in banks are stated at their nominal amounts. The Company has cash investment policies that limit investments to investment grade securities.

     Liquid assets consist of cash and cash equivalents less short-term bank loans and overdrafts. The Company considers all time deposits as cash equivalents.

     Cash, cash equivalents and liquid assets at December 31, consists of the following:

                                                           1997        1996
                                                         DM (000)    DM (000)
                                                         --------    --------
Cash at banks..........................................   213,220    208,307
Time deposits with maturities of 3 months or less at
  the date of acquisition..............................   579,590    380,787
Time deposits with maturities greater than 3 months and
  less than 1 year.....................................   123,710    138,300
Time deposits with maturities exceeding 1 year.........    80,900     10,000
                                                         --------    -------
Total cash and cash equivalents........................   997,420    737,394
Short-term bank loans and overdrafts...................  (163,134)   (90,272)
                                                         --------    -------
Liquid assets..........................................   834,286    647,122
                                                         --------    -------

     The Company paid income taxes of DM 560,725 thousand, DM 314,847 thousand and DM 254,272 thousand in 1997, 1996 and 1995, respectively. Interest paid in 1997, 1996 and 1995 was DM 3,803 thousand, DM 2,864 thousand and DM 5,293 thousand, respectively.

                             SAP AKTIENGESELLSCHAFT

  (15) INCOME TAXES

     Income tax expense for the years ended December 31, consists of the following:

                                                         1997        1996        1995
                                                       DM (000)    DM (000)    DM (000)
                                                       --------    --------    --------
Current taxes
  German corporation tax on income...................  228,570     139,099      64,974
  German trade tax on income.........................  107,949      70,485      32,809
  Foreign............................................  417,161     207,443     169,923
                                                       -------     -------     -------
                                                       753,680     417,027     267,706
Deferred taxes.......................................  (45,326)    (34,613)     (9,041)
                                                       -------     -------     -------
          Total taxes on income......................  708,354     382,414     258,665
                                                       -------     -------     -------

     Income taxes in 1997 compared to 1996 increased mainly due to higher earnings in 1997.

     The income before income taxes is attributable to the following geographic locations:

                                                       1997         1996        1995
                                                     DM (000)     DM (000)    DM (000)
                                                     ---------    --------    --------
German.............................................    785,122    495,497     247,524
Foreign............................................    848,586    454,453     415,969
                                                     ---------    -------     -------
Income before income taxes.........................  1,633,708    949,950     663,493
                                                     ---------    -------     -------

     In Germany, current year earnings are subject to a 45% corporate income tax. Income distributed to shareholders is taxed at 30%; any excess paid over 30% is refunded. Additionally, there is a local trade tax levied on German income and a solidarity surcharge based on the current year's domestic corporate tax expense.

     The reconciliation of the German statutory corporate income tax rate of 45% and the effective tax rate in terms of DMs is as follows:

                                                          1997         1996
                                                        DM (000)     DM (000)
                                                        ---------    --------
Income before income taxes............................  1,633,708    949,950
German trade tax on income............................    107,249     68,211
                                                        ---------    -------
  Profit after German trade tax on income.............  1,526,459    881,739
                                                        ---------    -------
Corporation tax on income @45%........................    686,907    396,782
Solidarity charge.....................................     15,927      9,556
Tax reduction for dividend payments...................    (63,046)   (51,470)
Foreign tax rate differential, net....................    (51,098)   (43,661)
Other.................................................     12,415      2,996
Trade tax on German income............................    107,249     68,211
                                                        ---------    -------
                                                          708,354    382,414
                                                        ---------    -------

                             SAP AKTIENGESELLSCHAFT

     Deferred income tax assets and liabilities as of December 31, 1997 and 1996 are as follows:

                                                           1997        1996
                                                         DM (000)    DM (000)
                                                         --------    --------
Deferred tax assets
  Accounts receivable..................................   23,791      11,801
  Other loans..........................................    2,822       2,342
  Pension provision....................................    5,486       6,844
  Other provisions.....................................  100,678      44,697
  Other................................................    2,310           -
                                                         -------     -------
     Deferred tax assets...............................  135,087      65,684
                                                         -------     -------
Deferred tax liabilities
  Fixed assets.........................................  (19,842)    (23,952)
  Deferred income......................................  (25,267)     (3,466)
  Other................................................       --        (804)
                                                         -------     -------
     Deferred tax liabilities..........................  (45,109)    (28,222)
                                                         -------     -------
     Net deferred tax asset............................   89,978      37,462
                                                         -------     -------

     At December 31, 1997, DM 94,535 thousand of deferred tax assets are short-term and DM 40,552 thousand are long-term, while short-term deferred tax liabilities amount to DM 25,267 thousand and long-term deferred tax liabilities amount to DM 19,842 thousand. At December 31, 1996, DM 45,001 thousand of deferred tax assets are short-term and DM 20,683 thousand are long-term, while short-term liabilities amount to DM 4,270 thousand and long-term deferred tax liabilities amount to DM 23,952 thousand.

     Certain foreign subsidiaries of the Company have net operating loss carryforwards at December 31, 1997 and 1996, totaling approximately DM 17,283 thousand and DM 10,897 thousand, respectively, which may be used to offset future taxable income. The carryforward losses will expire at different dates over the next 5 years.

  (16) SHAREHOLDERS' EQUITY

     The issued and outstanding share capital of the Company as of December 31, 1997 consists of the following:

        5,393,555 ordinary shares, nominal value DM 50 each;

        7,060,000 ordinary shares, nominal value DM 5 each;

        2,074,888 nonvoting, participating, cumulative preference shares, nominal value DM 50 each; and

        22,558,239 nonvoting, participating, cumulative preference shares, nominal value DM 5 each.

     Preference shares rank equally with the ordinary shares with respect to liquidation rights and pre-emptive rights. The annual dividend payable on the preference shares exceeds the ordinary dividend by 1% of the preference shares' nominal value (or DM 0.05, in the case of preference shares with DM 5 nominal value, or DM 0.50, in the case of preference shares with DM 50 nominal value), but no less than a minimum dividend equal to 1% of the preference shares' nominal value. Holders of preference shares have no voting rights except in limited instances. The preference shares are not entitled to a preference in liquidation but rank pari passu with the ordinary shares.

     By way of shareholder resolution in 1988 and 1994, the Company was authorized to issue additional capital (contingent capital) to support the conversion rights of the 1988 and 1994 convertible bonds program.

                             SAP AKTIENGESELLSCHAFT

The contingent capital increases are carried out only to the extent to which the holders of the convertible bonds exercise their rights of conversion. As conversion rights for the 1988/1998 convertible bond issue were exercised, DM 24 thousand of contingent capital, corresponding to 385 ordinary shares, with a nominal value of DM 50 each, and 96 preference shares, with a nominal value of DM 50 each, was converted into capital stock. As conversion rights for the 1994/2004 convertible bond issue were exercised in 1997, DM 3,952 thousand of contingent capital, corresponding to 790,424 preference shares, with a nominal value of DM 5 each, was converted into capital stock. As a result, contingent capital decreased by DM 3,976 thousand, to DM 4,737 thousand as of December 31, 1997. As of December 31, 1997, 4,450 ordinary shares and 942,881 preference shares remain authorized but unissued under these convertible bond plans.

  (17) CHANGES IN SHAREHOLDERS' EQUITY
       DM (000)

                                                                                    REVENUE
                                               SHARES                              RESERVES/
                                             ISSUED AND     SUBSCRIBED   CAPITAL   RETAINED    MINORITY
                                           OUTSTANDING(1)    CAPITAL     RESERVE   EARNINGS    INTERESTS     TOTAL
                                           --------------   ----------   -------   ---------   ---------   ---------
BALANCE, DECEMBER 31, 1994...............     101,232        506,153     137,837     589,806     2,410     1,236,206
Net income...............................          --             --          --     403,324     1,504       404,828
Convertible bonds exercised..............           2             10          14          --        --            24
Dividends................................          --             --          --     (88,058)     (862)      (88,920)
Goodwill.................................          --             --          --      (1,428)       --        (1,428)
Currency translation adjustment..........          --             --          --     (21,190)       --       (21,190)
                                              -------        -------     -------   ---------    ------     ---------
BALANCE, DECEMBER 31, 1995...............     101,234        506,163     137,851     882,454     3,052     1,529,520
Net income...............................          --             --          --     566,219     1,317       567,536
Convertible bonds exercised..............       2,273         11,374     215,493          --        --       226,867
Dividends................................          --             --          --    (133,615)       --      (133,615)
Other....................................          --             --          --        (924)     (127)       (1,051)
Goodwill.................................          --             --          --      (1,078)       --        (1,078)
Currency translation adjustment..........          --             --          --      23,133        --        23,133
                                              -------        -------     -------   ---------    ------     ---------
BALANCE, DECEMBER 31, 1996...............     103,507        517,537     353,344   1,336,189     4,242     2,211,312
Net income...............................          --             --          --     922,983     2,371       925,354
Convertible bonds exercised..............         795          3,976      75,125          --        --        79,101
Dividends................................          --             --          --    (240,193)       --      (240,193)
Other....................................          --             --          --      (9,259)    7,939        (1,320)
Currency translation adjustment..........          --             --          --      88,118        --        88,118
                                              -------        -------     -------   ---------    ------     ---------
BALANCE, DECEMBER 31, 1997...............     104,302        521,513     428,469   2,097,838    14,552     3,062,372
                                              -------        -------     -------   ---------    ------     ---------

---------------

(1) Includes ordinary shares and preference shares. Assumes (i) each ordinary share, nominal value DM 50 each, equals 10 ordinary shares, nominal value DM 5 each, and (ii) each preference share, nominal value DM 50 each, equals 10 preference shares, nominal value DM 5 each.

  (18) CAPITAL RESERVES

     Of the increase in the capital reserve in 1997, DM 35 thousand resulted from the premium necessary to cover the exercise of conversion rights for the 1988/1998 convertible bonds, and DM 75,090 thousand from the premium necessary to cover the exercise of conversion rights for the 1994/2004 convertible bonds.

                             SAP AKTIENGESELLSCHAFT

  (19) SPECIAL RESERVES FOR CAPITAL INVESTMENT SUBSIDIES AND ALLOWANCES

     The consolidated balance sheets include special reserves for capital investment subsidies and allowances pursuant to Article 1 of the German Capital Investment Subsidy Act and the corresponding regional development programs.

  (20) PENSION RESERVES AND SIMILAR OBLIGATIONS

     Reserves for pension obligations are established on the basis of benefit plans that promise old age, disability and survivors' benefits. In most cases, the benefit plans are performance-oriented, based on the length of service and compensation of employees.

     The pension plans in Germany are performance-oriented and the related plan assets are held in accordance with the Company's policies by SAP Altersvorsorge e.V., a legally independent relief fund sponsored by SAP AG. The payments of the Company to the relief fund are recorded as current period expense. Members of the Executive Board are covered by individual, performance-oriented benefit plans, for which reserves have been established.

     Pension reserves and similar obligations contain an amount of DM 19,726 thousand and DM 16,500 thousand as of December 31, 1997 and 1996, respectively, which corresponds to the difference between the admissible value under German commercial law of the obligations computed in accordance with Article 6a of the German Income Tax Act, and the value of the assets held by the relief fund.

  (21) OTHER RESERVES AND ACCRUED LIABILITIES

                                                          1997         1996
                                                        DM (000)     DM (000)
                                                        ---------    --------
Accrued taxes.........................................    489,676    273,933
Other reserves and accrued liabilities................    630,438    330,927
                                                        ---------    -------
                                                        1,120,114    604,860
                                                        ---------    -------

     Accrued taxes comprise liabilities for current and prior fiscal years.

     Other reserves and accrued liabilities at December 31, are as follows:

                                                           1997        1996
                                                         DM (000)    DM (000)
                                                         --------    --------
Obligations to employees...............................  397,601     183,642
Vacation entitlement...................................   77,954      54,533
Obligations to customers and suppliers.................   81,777      48,122
Warranty and service costs.............................   50,297      20,380
Professional fees......................................    2,435       1,975
Other..................................................   20,374      22,275
                                                         -------     -------
                                                         630,438     330,927
                                                         -------     -------

     Obligations to employees relate primarily to variable bonus payments tied to earnings performance, paid out after the balance sheet date. "Other" mainly comprises contributions to the employees' accident insurance association.

  (22) BONDS

     This item comprises the outstanding portion of the 6% 1994/2004 convertible bond, which amounts to DM 4,709 thousand (DM 8,661 thousand as of December 31, 1996), and the outstanding portion of the

                             SAP AKTIENGESELLSCHAFT

1988/1998 floating-rate convertible bond, which amounts to DM 4 thousand (DM 8 thousand as of December 31, 1996). The 1988/1998 convertible bond issue is divided into DM 50 registered convertible bonds, and carries a right to convert to SAP ordinary and preference shares at a ratio of 1:6.25 of the share's nominal value. The conversion right can be exercised up until October 20, 1998. The exercise of the conversion right related to the remaining 1988/1998 convertible bonds would result in 445 ordinary shares, with a nominal value of DM 50 each, and 112 preference shares, with a nominal value of DM 50 each. The 1994/2004 convertible bond issue is divided into 4,000,000 registered convertible bonds with a nominal value of DM 5 each. This convertible bond carries the right to convert to preference shares at a ratio of 1:1 of the share's nominal value. This conversion right can be exercised on June 30, July 31, August 31, September 30, October 31 and November 30 of every year up until June 30, 2004. The exercise of this conversion right related to the remaining 1994/2004 convertible bonds would result in 941,761 preference shares, with a nominal value of DM 5 each.

  (23) OTHER LIABILITIES

     The information on liabilities required by German law is included in the following summary. The liabilities are unsecured, excluding retention of title and similar rights as is customary in the industry.

                                BALANCE ON     REMAINING TERM      REMAINING TERM      BALANCE ON
                                12/31/1997    LESS THAN 1 YEAR    MORE THAN 5 YEARS    12/31/1996
                                 DM (000)         DM (000)            DM (000)          DM (000)
                                ----------    ----------------    -----------------    ----------
Bank loans and overdrafts.....   163,547           163,134                 97            90,428
Advance payments received.....    30,972            30,972                 --             5,361
Accounts payable..............   318,309           318,309                 --           198,862
Payables due to associated
  companies...................     8,815             8,815                 --             5,514
Taxes.........................   157,132           157,132                 --           112,507
Social security...............    42,193            42,193                 --            35,431
Other liabilities.............    93,271            89,146              4,054            46,279
                                 -------           -------              -----           -------
                                 814,239           809,701              4,151           494,382
                                 -------           -------              -----           -------

     The bank loans and overdrafts relate primarily to loans taken out in Japan at an average interest rate of approximately 1%. In the previous year, liabilities with a remaining term not exceeding 1 year amounted to DM 491,920 thousand, and those with a remaining term exceeding 5 years amounted to DM 2,426 thousand.

  (24) CONTINGENT LIABILITIES

                                                           1997        1996
                                                         DM (000)    DM (000)
                                                         --------    --------
Notes receivable sold..................................   13,128          --
Guarantees and endorsements............................      364       1,019
Guarantees for unused lines of credit and other
  commitments..........................................  162,639     105,090
Liabilities from the extension of collateral securities
  for others...........................................    6,570          --
                                                         -------     -------
                                                         182,701     106,109
                                                         -------     -------

     Contingent liabilities listed above have not been accrued because the associated risk of loss is not probable.

     The Company is subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse

                             SAP AKTIENGESELLSCHAFT
effect on the Company's results of operations, financial condition or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs and therefore there can be no assurance that any litigation which is now pending or which may arise in the future will not have such a material adverse effect on the Company's results of operations, financial condition or cash flows.

  (25) OTHER FINANCIAL COMMITMENTS

     Commitments under rental and leasing contracts:

                                                              DM (000)
                                                              --------
Due 1998....................................................  184,743
Due 1999....................................................  126,381
Due 2000....................................................   81,855
Due 2001....................................................   61,833
Due 2002....................................................   49,008
Due thereafter..............................................  175,631

     Purchase commitments amounting to DM 124,327 thousand at December 31, 1997 are within the limit of authorized capital expenditures.

  (26) DERIVATIVE FINANCIAL INSTRUMENTS

     As an internationally active enterprise, the Company is subject to risks from interest-rate and currency fluctuations in its ordinary operations. The Company utilizes derivative financial instruments to reduce such risks as described below. The derivative financial instruments employed by the Company are exclusively marketable instruments with sufficient liquidity. The Company does not hold or issue derivative financial instruments for trading purposes.

     The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments. To avoid these counterparty risks, the Company conducts business exclusively with major financial institutions. The credit exposure on interest rate, foreign exchange forward and currency option contracts is represented by the fair value of contracts with a positive fair value at year-end.

     Foreign Exchange Risk Management

     Most SAP AG subsidiaries have entered into license agreements with SAP AG pursuant to which the subsidiary acquires the right to sublicense the Company's products to customers within a specific territory. Under those agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees paid to them by their customers within 90 days following the end of the month in which the subsidiary recognizes the revenue. These inter-company royalties payable to SAP AG are generally denominated in the respective subsidiary's local currency in order to centralize the foreign currency risks with SAP AG in Germany. The delay between the date when the subsidiary records product revenue and the date when payment is made to SAP AG by such subsidiary exposes SAP AG to foreign exchange risk.

     The Company closely monitors its foreign exchange exposure. The Company enters into foreign exchange forward contracts and currency options to protect the existing and/or expected foreign currency inter-company claims and liabilities. Specifically, these foreign exchange contracts offset existing and anticipated inter-company receivables in the countries with significant operations including the United States, Japan, the United Kingdom, Switzerland and Canada. Anticipated transactions represent expected inter-company amounts resulting from revenues generated within the next 12 months from the purchase date of the derivative instrument. Generally, the maturities of such derivative instruments do not exceed 12 months from the date of

                             SAP AKTIENGESELLSCHAFT
purchase. Management believes the use of foreign currency derivative financial instruments reduces the risks that arise from doing business in international markets.

     The notional values and fair values of the derivative financial instruments as of December 31, 1997 and 1996 are as follows:

                                                   1997                      1996
                                          ----------------------    ----------------------
                                          NOTIONAL                  NOTIONAL
                                           VALUE      FAIR VALUE     VALUE      FAIR VALUE
      FOREIGN EXCHANGE DERIVATIVES        DM (000)     DM (000)     DM (000)     DM (000)
      ----------------------------        --------    ----------    --------    ----------
Forward exchange contracts
  Gains.................................  247,820        5,603       18,497         985
  Losses................................   91,741       (2,052)      40,418        (952)
                                          -------       ------       ------        ----
  Net gain..............................  339,561        3,551       58,915          33
                                          -------       ------       ------        ----
  Net foreign exchange losses on
     underlying inter-company claims and
     liabilities........................                (3,125)                     (32)
                                                        ------                     ----
                                                           426                        1
                                                        ------                     ----
Foreign currency options................   25,600          562           --          --

     See Note (39) for additional fair value information.

     Interest Rate Risk Management

     The Company enters into interest rate swaps to better manage the interest income on its cash equivalents, marketable securities and long-term investments and to partially mitigate the impact of German interest rate fluctuations on these investments. The Company holds such derivative instruments for purposes other than trading. No swaps were outstanding at December 31, 1997.

     The notional values and fair values of interest rate swaps as of December 31, 1997 and 1996 were as follows:

                                                   1997                      1996
                                          ----------------------    ----------------------
                                          NOTIONAL                  NOTIONAL
                                           VALUE      FAIR VALUE     VALUE      FAIR VALUE
                                          DM (000)     DM (000)     DM (000)     DM (000)
                                          --------    ----------    --------    ----------
INTEREST RATE DERIVATIVES
Interest rate swaps.....................       --           --       60,000         400

     See note (39) for additional fair value information.

D.  NOTES TO THE CONSOLIDATED INCOME STATEMENTS

  (27) SALES REVENUES

     Sales revenues by types of activity for the years ended December 31, were as follows:

                                                      1997         1996         1995
                                                    DM (000)     DM (000)     DM (000)
                                                    ---------    ---------    ---------
Product revenues..................................  4,097,117    2,630,512    1,933,811
Consulting and training...........................  1,831,056    1,041,404      724,134
Other.............................................     89,293       50,234       38,436
                                                    ---------    ---------    ---------
TOTAL.............................................  6,017,466    3,722,150    2,696,381
                                                    ---------    ---------    ---------

                             SAP AKTIENGESELLSCHAFT

  (28) OTHER OPERATING INCOME

     Other operating income for the years ended December 31, are as follows:

                                                       1997        1996        1995
                                                     DM (000)    DM (000)    DM (000)
                                                     --------    --------    --------
Foreign exchange gains.............................   43,401      27,962      20,436
Employee contributions for company cars............    9,923       7,324       8,281
Sale of financial assets...........................       --       6,748          --
Rental income......................................    3,553       2,944       3,134
Gain on sale of marketable securities..............    1,640       1,826       6,431
Income from increase in cash surrender value of
  insurance policies...............................    2,115       1,794       2,061
Income from prior periods..........................    1,666         104          51
Other income.......................................   17,668      25,010      13,767
                                                      ------      ------      ------
TOTAL..............................................   79,966      73,712      54,161
                                                      ------      ------      ------

     Other income mainly comprises gains on the disposal of fixed assets and insurance refunds. The consolidated income statement contains income from the reversal of the special reserve for capital investment subsidies in the amount of DM 29 thousand.

  (29) PERSONNEL EXPENSES/NUMBER OF EMPLOYEES

     Personnel expenses for the years ended December 31, are as follows:

                                                      1997         1996         1995
                                                    DM (000)     DM (000)     DM (000)
                                                    ---------    ---------    --------
Salaries..........................................  1,786,980    1,138,518    825,931
Social security...................................    217,988      143,630    102,691
Pension expense...................................     69,952       56,325     28,122
                                                    ---------    ---------    -------
TOTAL.............................................  2,074,920    1,338,473    956,744
                                                    ---------    ---------    -------

     Applying the calculation method prescribed by Article 267 (5) of the German Commercial Code, the average number of employees was as follows:

                                                       1997        1996        1995
                                                     --------    --------    --------
Employees..........................................   11,558      8,177       6,443

     The average number of employees of the joint venture company consolidated on a proportional basis, in accordance with Article 310 of the German Commercial Code, was 330 in 1997, compared with 322 in 1996 and 296 in 1995.

  (30) DEPRECIATION AND AMORTIZATION

     In accordance with the German Development Areas Act, additional depreciation of DM 1,282 thousand applied in accordance with the German tax rules has been charged to income with respect to the companies included within the consolidated financial statements.

                             SAP AKTIENGESELLSCHAFT

  (31) OTHER OPERATING EXPENSES

     Other operating expenses for the years ended December 31, are as follows:

                                                       1997         1996        1995
                                                     DM (000)     DM (000)    DM (000)
                                                     ---------    --------    --------
Travel and entertainment expenses..................    292,029    191,973     139,998
Marketing..........................................    279,871    162,786     102,264
Rent...............................................    202,067    118,553      79,529
Licenses and commissions...........................    209,215    104,819      95,887
Additional personnel expenses......................     96,398     58,038      52,195
Telecommunications/postage.........................     84,905     51,423      40,312
Repairs and maintenance............................     63,003     42,642      35,241
Bad debt expense...................................     51,266     31,739      17,557
Warranty and service costs.........................     29,842     11,465       8,129
Consulting/administration..........................     89,195     58,572      39,224
Documentation......................................     28,320     20,633      17,391
Foreign exchange losses............................     70,266     18,225      20,541
Translation differences from consolidation of
  income statements................................     13,039     10,371       2,793
Other..............................................    102,312     74,507      46,394
                                                     ---------    -------     -------
TOTAL..............................................  1,611,728    955,746     697,455
                                                     ---------    -------     -------

  (32) INCOME FROM INVESTMENTS

                                                           1997       1996       1995
                                                         DM (000)   DM (000)   DM (000)
                                                         --------   --------   --------
Income from unconsolidated affiliated companies........     591         --         --
Results from associated companies......................   2,909      1,745         --
                                                          -----      -----      -----
TOTAL..................................................   3,500      1,745         --
                                                          -----      -----      -----

     Income from investments in the consolidated financial statements is derived from the unconsolidated company WS Investment Holdings, L.P., Wilmington, DE/USA. Results from associated companies represents income from equity affiliates.

  (33) WRITE-DOWN OF FINANCIAL ASSETS

     This amount includes the discounting to present value of interest-free loans to employees.

  (34) NET INTEREST INCOME

                                                           1997       1996       1995
                                                         DM (000)   DM (000)   DM (000)
                                                         --------   --------   --------
Other interest and similar income......................   56,344     30,461     27,450
Interest and similar expenses..........................   (3,782)    (2,618)    (5,237)
                                                          ------     ------     ------
                                                          52,562     27,843     22,213
                                                          ------     ------     ------

                             SAP AKTIENGESELLSCHAFT

E.  ADDITIONAL INFORMATION

  (35) MEMBERS OF THE SUPERVISORY BOARD AND EXECUTIVE BOARD

     The members of the Supervisory Board and Executive Board of SAP AG as of February 18, 1998 are listed on page F-38.

  (36) TOTAL REMUNERATION OF MEMBERS OF THE SUPERVISORY BOARD AND EXECUTIVE BOARD, LOANS GRANTED

     Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting, the total annual remuneration of the Supervisory Board will amount to DM 1,087 thousand. The total annual remuneration of the Executive Board will amount to DM 15,973 thousand. In addition, members of the Executive Board had interest-free loans outstanding in the amount of DM 9 thousand as of December 31, 1997 (repayments of DM 266 thousand were made in 1997), with a remaining term to maturity of 4 to 5 years. Such amounts are included in other financial assets on the consolidated balance sheet. All loans extended to members of the Executive Board in 1996 and bearing interest at the annual rate of 6% were repaid in 1997 (DM 75 thousand).

  (37) PROPOSED APPROPRIATION OF RETAINED EARNINGS

     A portion of the Company's retained earnings is appropriated for payment of dividends. After the transfer of DM 153,500 thousand from 1997 net income to the revenue reserves of SAP AG, retained earnings amount to DM 294,328 thousand.

     SAP AG's Executive Board will propose at the Annual General Meeting that this amount be appropriated as follows:

DM 2.80 dividend per ordinary share with a nominal value of
  DM 5.00 carrying dividend rights and DM 28.0 dividend per
  ordinary share with a nominal value of DM 50.00 carrying
  dividend rights...........................................  DM 170,788 thousand
DM 2.85 dividend per preference share with a nominal value
  of DM 5.00 carrying dividend rights and DM 28.50 dividend
  per preference share with a nominal value of DM 50.00
  carrying dividend right...................................  DM 123,425 thousand
To be carried forward.......................................  D M    115 thousand

     Because the dividends are paid from appropriated retained earnings, they qualify for a tax credit in the amount of 3/7 of the dividend value for German tax residents.

                             SAP AKTIENGESELLSCHAFT

  (38) CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31:

     The consolidated statements of cash flows are classified by operating, investing and financing activities pursuant to the principles applied in German GAAP and U.S. GAAP. The cash flow statements reconcile amounts to changes in liquid assets.

                                                       1997        1996        1995
                                                     DM (000)    DM (000)    DM (000)
                                                     --------    --------    --------
  I. CASH FLOW FROM OPERATING ACTIVITIES
   Net income for the year.........................   925,354     567,536     404,828
   Depreciation and amortization...................   195,321     164,591     144,456
   Write-ups of intangible and tangible fixed
      assets.......................................      (102)     (2,137)         --
   Write-downs of financial assets.................     2,811       8,192       2,124
   Write-ups of financial assets...................      (863)       (789)       (635)
   Increase in pension reserves....................    11,935      19,000         723
   Increase in medium- and long-term accounts
      receivables and other assets.................  (113,960)    (71,377)    (33,569)
   Increase in medium- and long-term reserves and
      liabilities..................................    57,159      24,909      (8,746)
   Increase in short-term assets...................  (955,839)   (630,811)   (252,629)
   Increase in short-term liabilities..............   713,487     404,383     172,150
                                                     --------    --------    --------
                                                      835,303     483,497     428,702
                                                     --------    --------    --------
 II. CASH FLOW FROM INVESTING ACTIVITIES
   Additions to intangible assets and tangible
      fixed assets.................................  (574,710)   (220,638)   (255,619)
   Additions to financial assets...................   (79,106)    (16,308)    (11,829)
   Change in companies subject to consolidation....        --         694         (74)
   Disposal of fixed assets, net...................    83,318      29,272      58,977
   Change in special reserves for capital
      investment subsidies and allowances..........       352          (7)       (105)
                                                     --------    --------    --------
                                                     (570,146)   (206,987)   (208,650)
                                                     --------    --------    --------
 III. CASH FLOW FROM FINANCING ACTIVITIES
   Dividends.......................................  (240,193)   (133,615)    (88,058)
   Premium on convertible bonds....................    75,125     215,493          14
   Increase in capital stock resulting from
      exercise of conversion rights................     3,976      11,374          10
   Conversion of convertible bonds.................    (3,956)    (11,345)         (2)
   Increase/decrease in long-term bank debt........       257        (376)     (1,399)
   Changes in shareholders' equity not affecting
      liquidity(1).................................    86,798      21,004     (23,480)
                                                     --------    --------    --------
                                                      (77,993)    102,535    (112,915)
                                                     --------    --------    --------
 IV. CHANGE IN LIQUID ASSETS.......................   187,164     379,045     107,137
                                                     --------    --------    --------
 V. LIQUID ASSETS AS OF JANUARY 1,.................   647,122     268,077     160,940
                                                     --------    --------    --------
 VI. LIQUID ASSETS AS OF DECEMBER 31,..............   834,286     647,122     268,077
                                                     --------    --------    --------

---------------

(1) Consists primarily of currency effects on liquid assets.

                             SAP AKTIENGESELLSCHAFT

  (39) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company utilizes various types of financial instruments in the normal course of business. These instruments include recorded assets and liabilities as well as items that principally involve off-balance sheet risk. Detailed information about the fair value of the Company's financial instruments is included in Notes (9), (13) and (26). A summary of the Company's financial instrument fair values is presented below.

-- Marketable Securities and Long-Term Investments: The fair values of marketable securities and long-term investments are based upon available quoted market prices on December 31.

-- Accounts Receivable and Other Loans: The fair values of accounts receivables and other loans approximate their carrying values. Differences between the fair values and carrying values represent unrealized transaction gains resulting from changes in foreign currency exchange rates.

-- Short-Term Bank Loans and Overdrafts: The carrying value of short-term debt approximates fair value because of the brief duration of time between the origination of the borrowings and their maturities.

-- Derivative Financial Instruments: The fair value of derivatives generally reflects the estimated amounts the Company would pay or receive to terminate the contracts at the reporting date, thereby considering unrealized gains or losses of open positions. Carrying values, as required under German GAAP, represent the lower of cost or market.

                                                         AT DECEMBER 31,
                                        --------------------------------------------------
                                                 1997                       1996
                                        -----------------------    -----------------------
                                        CARRYING                   CARRYING
                                          VALUE      FAIR VALUE      VALUE      FAIR VALUE
                                        DM (000)      DM (000)     DM (000)      DM (000)
                                        ---------    ----------    ---------    ----------
Accounts receivable...................  2,435,699    2,449,860     1,555,869    1,563,572
Marketable securities.................    167,092      168,042       164,891      166,162
Long-term investments.................    109,498      114,248       100,704      101,454
Other loans...........................     41,584       41,826        41,119       41,322
Derivative financial instruments
  Forward exchange contracts..........     (2,052)       3,551          (952)          33
  Foreign currency options............         --          562            --           --
  Interest rate derivatives...........         --           --            --          400
Short-term bank loans and
  overdrafts..........................    163,134      163,134        90,272       90,272

F.  SIGNIFICANT DIFFERENCES BETWEEN GERMAN GAAP AND U.S. GAAP

  (40) RECONCILIATION TO U.S. GAAP

     The consolidated financial statements of the Company have been prepared in accordance with German GAAP as prescribed by the German Commercial Code and the German Stock Corporation Act. The effect of

                             SAP AKTIENGESELLSCHAFT
the application of U.S. GAAP to net income and shareholders' equity as of and for the years ended December 31, 1997 and 1996 are set out in the tables below:

     RECONCILIATION OF NET INCOME FROM GERMAN GAAP TO U.S. GAAP:

                                                                     DECEMBER 31,
                                                         -------------------------------------
                                                            1997          1997         1996
                                               NOTE      $ (000)(1)     DM (000)     DM (000)
                                            -----------  ----------   ------------   ---------
NET INCOME AS REPORTED IN THE CONSOLIDATED
  FINANCIAL STATEMENTS UNDER GERMAN
  GAAP....................................                 514,344       925,354       567,536
Minority interests........................                  (1,318)       (2,371)       (1,317)
                                                         ---------     ---------     ---------
NET INCOME AS REPORTED IN THE CONSOLIDATED
  FINANCIAL STATEMENTS UNDER GERMAN GAAP
  AFTER MINORITY INTERESTS................                 513,026       922,983       566,219
Revenue recognition.......................      (a)        (43,072)      (77,491)     (166,937)
Pension provisions........................      (b)          1,057         1,901        13,484
Business combinations (goodwill &
  in-process R&D).........................      (c)         (5,874)      (10,568)       (2,423)
Income taxes..............................      (d)         (1,276)       (2,296)      (22,193)
Other.....................................    (e),(f)        5,626        10,122         4,502
Tax effect of U.S. GAAP adjustments.......      (d)         16,006        28,796        59,234
Minority interests........................      (g)             71           127           265
                                                         ---------     ---------     ---------
  NET INCOME IN ACCORDANCE WITH U.S.
     GAAP.................................                 485,564       873,574       452,151
                                                         ---------     ---------     ---------
  NET INCOME PER COMMON ORDINARY SHARE
     UNDER U.S. GAAP
     Basic................................      (m)           4.66          8.38          4.40
     Diluted..............................      (m)           4.61          8.30          4.29

     RECONCILIATION OF SHAREHOLDERS' EQUITY FROM GERMAN GAAP TO U.S. GAAP:

                                                                     DECEMBER 31,
                                                         -------------------------------------
                                                            1997          1997         1996
                                               NOTE      $ (000)(1)     DM (000)     DM (000)
                                            -----------  ----------   ------------   ---------
Shareholders' equity as reported in the
  consolidated balance sheets under German
  GAAP....................................               1,702,169     3,062,372     2,211,312
Less: minority interest...................      (g)         (8,088)      (14,552)       (4,242)
                                                         ---------     ---------     ---------
Equity of SAP AG shareholders.............               1,694,081     3,047,820     2,207,070

Revenue recognition.......................      (a)       (220,015)     (395,829)     (318,338)
Pension provisions........................      (b)          2,981         5,363         3,462
Business combinations (goodwill &
  in-process R&D).........................      (c)         (1,828)       (3,288)        7,280
Unrealized gains on available for sale
  marketable securities...................      (e)          3,042         5,472           607
Other.....................................  (d),(f),(g)     20,822        37,461        19,524
Tax effect of U.S. GAAP adjustments.......      (d)         78,406       141,060       112,264
                                                         ---------     ---------     ---------
  Shareholders' equity under U.S. GAAP....               1,577,489     2,838,059     2,031,869
                                                         ---------     ---------     ---------

                             SAP AKTIENGESELLSCHAFT

     The changes in shareholders' equity in accordance with U.S. GAAP are as follows:

                                                       1997         1997         1996
                                                    $ (000)(1)    DM (000)     DM (000)
                                                    ----------    ---------    ---------
U.S. GAAP shareholders' equity, beginning of
  year............................................  1,129,381     2,031,869    1,437,221(2)
Net income........................................    485,564       873,574      452,151
Dividends paid....................................   (133,507)     (240,193)    (133,615)
Exercise of convertible bonds.....................     43,966        79,101      226,867
Tax benefit of convertible bond program...........      1,276         2,296       24,061
Change in unrealized gains on available for sale
  marketable securities, net of tax...............      2,704         4,865          607
Currency translation adjustment...................     53,322        95,933       26,843
Other.............................................     (5,217)       (9,386)      (2,266)
                                                    ---------     ---------    ---------
  Shareholders' equity, end of year...............  1,577,489     2,838,059    2,031,869
                                                    ---------     ---------    ---------

---------------
(1) The 1997 figures have been translated solely for the convenience of the reader at an exchange rate of DM 1.7991 to $1.00, the Noon Buying Rate on December 31, 1997.

(2) Includes the cumulative effects of the application of U.S. GAAP on prior periods where applicable.

     (A) REVENUE RECOGNITION

     The Company recognizes revenue for U.S. GAAP in compliance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 was issued on October 27, 1997, and becomes effective for transactions entered into in fiscal years beginning after December 15, 1997. Prior to the issuance of SOP 97-2, Statement of Position 91-1 ("SOP 91-1") prescribed the accounting treatment for revenue recognition under U.S. GAAP. Earlier application of SOP 97-2 is encouraged as of the beginning of fiscal years or interim periods for which information or financial statements have not been issued. Because the Company has not previously issued information or financial statements on a U.S. GAAP basis, SOP 97-2 has been applied for all years reported under U.S. GAAP.

     In accordance with SOP 97-2, software license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable and the collection of the fee is probable. Generally, the Company's licensing arrangements do not provide for significant production, modification or customization of software. Under U.S. GAAP, the Company allocates a portion of its software revenues to post-contract support activities or other services or products provided to the customer free of charge or at nonstandard discounts when included under the licensing arrangement. Amounts allocated are based upon standard prices charged for those services or products. Under German GAAP, the Company accrues for estimated costs of providing post-contract support activities or other services or products provided to the customer free of charge when included under the licensing arrangement. Under U.S. GAAP, such cost accruals of DM 29,902 thousand and DM 2,848 thousand are reversed in 1997 and 1996, respectively, since the associated software revenue has been deferred.

     Under certain license arrangements, customers agree to license additional groups of users at prescribed future dates on a noncancellable basis. Under German GAAP, the Company recognizes revenue for such additional users at the dates on which they are authorized to access to the System. Under U.S. GAAP, the Company recognizes software revenues when the criteria for recognition set forth in SOP 97-2 have been achieved.

     Under U.S. GAAP, revenues from post-contract support are recognized ratably over the term of the maintenance contract on a straight-line basis. Consulting and training services are generally recognized at the time the service is performed.

                             SAP AKTIENGESELLSCHAFT

     A portion of the Company's allowance for doubtful accounts pertains to estimated sales allowances granted in the ordinary course of business. Under German GAAP, charges to establish and increase this part of the allowance are included in bad debt expense. Under U.S. GAAP, the portions of the allowance relating to sales allowances would be recorded as a direct reduction of sales revenues. These classification differences do not impact net income and do not have a material effect on sales revenues in 1997 or 1996.

     (B) PENSION BENEFITS

     Under German GAAP, the Company provides for pension costs in accordance with Article 6a of the German Income Tax Act. Under U.S. GAAP, pension costs are accounted for in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"). SFAS 87 requires actuarial computation of the pension costs for defined benefit plans using the projected unit credit method and includes current service cost, interest cost, return on plan assets and amortization of actuarial gains/losses and prior service cost. Prior service cost is amortized over the future service period of active employees. Unrecognized gains and losses exceeding 10% of the greater of the projected obligation or the market-related value of the plan assets are amortized over the average service period of active employees.

     (C) BUSINESS COMBINATIONS (GOODWILL, IN-PROCESS RESEARCH AND DEVELOPMENT)

     In accordance with German GAAP, the difference between the purchase price and the aggregate fair value of tangible and identifiable intangible assets and liabilities acquired in a business combination may either be charged directly to shareholders' equity or capitalized as goodwill and amortized over its estimated useful life, not to exceed 40 years. For acquisitions prior to January 1, 1997, the Company has elected to record goodwill as a direct reduction to shareholders' equity. Goodwill arising from business combinations consummated thereafter is capitalized and amortized through the income statement over its estimated useful life, generally 5 years. Under U.S. GAAP, goodwill must be capitalized and amortized through the income statement over its estimated useful life, which may not exceed 40 years. The Company expects, and thus maintains, consistent useful lives under German and U.S. GAAP.

     Under German GAAP, in-process research and development costs are not identified in connection with the allocation of the purchase price but rather are treated as goodwill. U.S. GAAP requires the allocation of a portion of the purchase price for acquired in-process research and development. The costs associated with in-process research and development activities having no alternative future uses must be charged to expense at the time of acquisition. Under U.S. GAAP, the Company expensed DM 7.8 million in 1997 for acquired in-process research and development relating to software products for which technological feasibility had not yet been established at the date of acquisition.

     (D) INCOME TAXES

     U.S. GAAP requires recognition of deferred tax assets and liabilities for temporary differences using enacted tax rates in effect at year-end in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, net operating loss carryforwards that are available to reduce future taxes are recognized as deferred tax assets. Such amounts are reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance is DM 5,133 thousand and DM 2,944 thousand for 1997 and 1996, respectively. Under German GAAP, deferred taxes are not recorded for net operating losses.

     Under both German GAAP and U.S. GAAP, deferred tax liabilities are not reported for the unremitted earnings of non-German subsidiaries as management considers such amounts to be permanently reinvested; however, under U.S. GAAP, a deferred tax liability has been established for the small amount of earnings that are expected to be remitted.

                             SAP AKTIENGESELLSCHAFT

     In August 1994, the Company established a convertible bond program for certain of its foreign and domestic employees. Compensation expense for such plans is treated differently for financial reporting and tax purposes in certain countries. The tax effect of such differences is charged or credited directly to the related components of shareholders' equity for U.S. GAAP purposes. Under German GAAP, the tax benefit is recorded as a reduction to income taxes for financial reporting.

     (E) MARKETABLE SECURITIES

     Under German GAAP, marketable debt and equity securities are valued at the lower of acquisition cost or market value at the balance sheet date. Under U.S. GAAP, marketable debt and equity securities, other than investments accounted for by the equity method, are categorized as either trading, available-for-sale or held to maturity, depending on management's intent with respect to holding such investments. The Company's securities are considered to be available-for-sale and, therefore, are valued under U.S. GAAP at fair market value at the balance sheet date. Unrealized gains and losses are excluded from earnings and reported net of tax in a separate component of shareholders' equity. Market values were obtained based on available market prices as of December 31, 1997 and 1996. Gains or losses recognized on sales of securities are based on specific identification.

     The Company acquires its ordinary shares and preference shares for the purpose of offering them to its employees. Under German GAAP, the Company records purchases of its own shares at cost within marketable securities. Upon distribution to its employees, the Company recognizes gains and losses based on the differences in the fair market value of SAP shares on the date of purchase and distribution. Under U.S. GAAP, purchases of Company stock are included in treasury stock as a separate component of shareholders' equity. Differences between the purchase and sale price of treasury stock are included in shareholders' equity and have no impact on earnings. Differences between German and U.S. GAAP resulting from treasury stock transactions did not materially impact shareholders' equity or net income in 1996 or 1997.

     (F) OTHER

     Other differences consist of miscellaneous valuation differences that individually are not material. These items include foreign currency translation differences and unrealized foreign currency transaction gains that are recognized for U.S. GAAP purposes.

     (G) MINORITY INTERESTS

     Under German GAAP, minority interest is included as a separate component of shareholders' equity. Under U.S. GAAP, minority interest is shown as a liability.

     ADDITIONAL U.S. GAAP INFORMATION

     (H) NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), each of which is effective for fiscal years beginning after December 15, 1997. SFAS 130 requires business enterprises to report comprehensive income and its components. SFAS 131 requires business enterprises to report information about operating segments and establishes standards for related disclosures about products and services, geographic areas and major customers. As these statements relate to additional disclosure, their adoption will not impact the Company's financial position or results of operations.

                             SAP AKTIENGESELLSCHAFT

     (I) RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred under German GAAP. The current U.S. accounting rule, Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", does not materially affect the Company. Research and development expenses for the years ended December 31, 1997, 1996 and 1995 are DM 813 million, DM 589 million and DM 438 million, respectively.

     (J) SEGMENT AND GEOGRAPHIC AREAS

     The Company operates in one industry segment, the design, development, marketing, licensing and support of client/server and mainframe standard business application software. The Company markets its products and services through its subsidiaries and distributors throughout the world. The majority of software development occurs in Germany although the Company maintains development facilities at certain of its foreign subsidiaries. Inter-company revenues are generally based on a percentage of the subsidiaries' revenue from unaffiliated customers. The following table presents a summary of operations by geographic region. The Company allocates sales revenue by destination based on the region in which the customer is located. Sales revenue by operation is based upon the location of the Company's subsidiaries.

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                               DM (000)      DM (000)
                                                              ----------    ----------
SALES REVENUE BY DESTINATION:(1)
Europe......................................................  2,544,519     1,799,650
Americas....................................................  2,594,754     1,385,654
Asia-Pacific/Africa.........................................    878,193       536,846
                                                              ---------     ---------
  TOTAL SALES REVENUE.......................................  6,017,466     3,722,150
                                                              ---------     ---------
SALES REVENUE BY OPERATION:(1)
Europe......................................................  2,633,219     1,853,452
Americas....................................................  2,558,115     1,373,160
Asia-Pacific/Africa.........................................    826,132       495,538
                                                              ---------     ---------
  TOTAL SALES REVENUE.......................................  6,017,466     3,722,150
                                                              ---------     ---------
RESULTS FROM ORDINARY OPERATIONS:(2)
Europe......................................................  1,089,612       674,353
Americas....................................................    461,919       225,366
Asia-Pacific/Africa.........................................    115,405        67,494
                                                              ---------     ---------
  TOTAL RESULTS FROM ORDINARY OPERATIONS....................  1,666,936       967,213
                                                              ---------     ---------
  TOTAL ASSETS:
Europe......................................................  2,834,561     2,190,258
Americas....................................................  1,623,648       777,812
Asia-Pacific/Africa.........................................    612,051       399,034
                                                              ---------     ---------
  TOTAL ASSETS..............................................  5,070,260     3,367,104
                                                              ---------     ---------

---------------
(1) Sales revenue for each geographic region represents revenue from unaffiliated customers only.

(2) Amounts include inter-company royalties and cost allocations.

                             SAP AKTIENGESELLSCHAFT

     (K) MARKETABLE SECURITIES AND FINANCIAL ASSETS

     Investments classified as available for sale include marketable securities, financial assets and certain other investments. Amounts at December 31, 1997 and 1996, are as follows:

                                                                 1997
                                                               DM (000)
                                           ------------------------------------------------
                                                          GROSS         GROSS
                                           AMORTIZED    UNREALIZED    UNREALIZED    MARKET
                                             COST         GAINS         LOSSES       VALUE
                                           ---------    ----------    ----------    -------
Equity securities........................    12,922        5,725          --         18,647
Debt securities..........................   286,914        5,805         429        292,290
                                            -------       ------         ---        -------
TOTAL....................................   299,836       11,530         429        310,937
                                            -------       ------         ---        -------

                                                                 1996
                                                               DM (000)
                                           ------------------------------------------------
                                                          GROSS         GROSS
                                           AMORTIZED    UNREALIZED    UNREALIZED    MARKET
                                             COST         GAINS         LOSSES       VALUE
                                           ---------    ----------    ----------    -------
Equity securities........................    12,922           --          911        12,011
Debt securities..........................   275,974        2,022           99       277,897
                                            -------       ------        -----       -------
TOTAL....................................   288,896        2,022        1,010       289,908
                                            -------       ------        -----       -------

     (L) EMPLOYEE BENEFITS

     The Company sponsors various retirement plans for most full-time employees. These plans, which are either defined benefit or defined contribution plans, are offered by most German and foreign locations. The benefits offered vary according to the legal, fiscal and economic conditions of each country.

     In accordance with U.S. GAAP, pension plan benefits for defined benefit plans are determined in accordance with SFAS 87. Under SFAS 87, pension plans and their costs are determined using the projected unit credit method. The information provided below is in accordance with SFAS 87.

     German Plans

     SAP AG has noncontributory defined benefit plans as described in note (20). Plan assets consist of fixed income securities.

     Net period pension expense for 1997 and 1996 for the German Plans is as follows:

                                                                1997        1996
                                                              DM (000)    DM (000)
                                                              --------    --------
Service cost of benefits earned during the year.............   18,327      13,487
Interest cost on projected benefit obligation...............    7,963       6,080
Return on plan assets.......................................   (5,137)     (3,967)
Net amortization and deferral...............................    2,564       2,286
                                                               ------      ------
  Net periodic pension cost.................................   23,717      17,886
                                                               ------      ------

                             SAP AKTIENGESELLSCHAFT

     Assumptions used in developing the projected benefit obligation for the German plans at December 31, were as follows:

                                                                1997        1996
                                                              DM (000)    DM (000)
                                                              --------    --------
Discount rate...............................................     6.5%        7.0%
Rate of increase in compensation............................     5.0%        5.0%
Expected long-term rate of return on plan assets............     6.5%        7.0%

     The following table sets forth the German plans' funded status at December 31, 1997 and 1996 in accordance with U.S. GAAP:

                                                                1997        1996
                                                              DM (000)    DM (000)
                                                              --------    --------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS
Vested benefit obligations..................................   66,671      52,278
Non-vested benefit obligations..............................   18,200      14,852
                                                              -------     -------
  Accumulated benefit obligations...........................   84,871      67,130
                                                              -------     -------
Projected benefit obligation................................  151,599     122,449
Plan assets at fair value...................................   79,260      59,547
                                                              -------     -------
Projected benefit obligation in excess of plan assets.......  (72,339)    (62,902)
Unrecognized net obligation.................................   29,076      31,361
Unrecognized cumulative loss................................   24,611      17,122
                                                              -------     -------
  Accrued pension cost......................................  (18,652)    (14,419)
                                                              -------     -------

     A portion of the unrecognized net obligation for the German plans is allocated directly to equity as of January 1, 1996, the Company's adoption date of SFAS 87. Amounts allocated to equity are based on the ratio of the number of years elapsed between 1987, the SFAS 87 effective date for foreign defined benefit plans (or the plans' effective date if later), and the remaining service period of employees expected to receive benefits as estimated at the adoption date.

     U.S. Plan

     SAP America, Inc. has a noncontributory defined benefit plan for employees who are least 21 years old and have been employed by the Company for at least 1 year. The plan provides benefits based upon compensation levels, age and years of service. Contributions are based on actuarial valuations of benefits payable under the plan. Plan assets consist primarily of investments in equity and fixed income securities.

     Net period pension expense for 1997 and 1996 for the U.S. plan is as follows:

                                                                1997        1996
                                                              DM (000)    DM (000)
                                                              --------    --------
Service cost of benefits earned during the year.............   6,975       4,219
Interest cost on projected benefit obligation...............   1,392         658
Return on plan assets.......................................    (900)       (576)
Net amortization and deferral...............................      59         370
                                                               -----       -----
  Net periodic pension cost.................................   7,526       4,671
                                                               -----       -----

                             SAP AKTIENGESELLSCHAFT

     Assumptions used in developing the projected benefit obligation for the U.S. plan at December 31, were as follows:

                                                                1997        1996
                                                              DM (000)    DM (000)
                                                              --------    --------
Discount rate...............................................    7.0%        7.5%
Rate of increase in compensation............................    6.0%        6.0%
Expected long-term rate of return on plan assets............    8.0%        8.0%

     The following table sets forth the U.S. plan's funded status at December 31, 1997 and 1996 in accordance with U.S. GAAP:

                                                                1997        1996
                                                              DM (000)    DM (000)
                                                              --------    --------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS
Vested benefit obligations..................................    5,936       1,953
Non-vested benefit obligations..............................   14,365       7,026
                                                              -------      ------
  Accumulated benefit obligations...........................   20,301       8,979
                                                              -------      ------
Projected benefit obligation................................   22,477       9,726
Plan assets at fair value...................................   20,912       5,293
                                                              -------      ------
Projected benefit obligation in excess of plan assets.......   (1,565)     (4,433)
Unrecognized cumulative loss................................    3,628       1,426
Adjustment required to recognize minimum liability..........       --        (678)
                                                              -------      ------
  Prepaid (accrued) pension cost............................    2,063      (3,685)
                                                              -------      ------

     (M) EARNINGS PER SHARE

     Earnings per ordinary share and preference share for the years ended December 31, 1997 and 1996 has been calculated using the two-class method in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share". Net income is allocated between ordinary shares and preference shares in calculating earnings per share for each class of stock. This allocation weights net income available (net income less dividends), to the extent that each class of stock may share in the earnings as if all of the earnings for the period had been distributed. Distributed earnings are allocated to each class of stock based on the respective dividends paid. In arriving at earnings per share, the total allocated earnings for each class of stock is divided by the weighted average number of shares outstanding to which the earnings are allocated. Because the Company's convertible bonds have a dilutive effect, they were considered outstanding for the diluted earnings per share calculation.

     Ordinary shares with a nominal value of DM 50 have 10 voting rights, whereas ordinary shares with a nominal value of DM 5 have 1 voting right. Preference shares with a nominal value of DM 50 receive 10 times the dividends received by preference shares with a nominal value of DM 5. For purposes of basic and diluted earnings per ordinary share, ordinary shares with a nominal value of DM 50 are increased by a factor of 10 to arrive at weighted average number of ordinary shares outstanding. Similarly, preference shares are "equalized" using a factor of 10 in arriving at weighted average number of preference shares outstanding for basic and diluted earnings per preference share.

                             SAP AKTIENGESELLSCHAFT

                                                                1997       1996
     Net income applicable to basic and diluted EPS:(1)       --------    -------
Net income applicable to basic and diluted EPS:.............   873,574    452,151
Less dividends:
  Ordinary shares...........................................  (140,281)   (79,282)
  Preference shares.........................................   (99,912)   (54,333)
                                                              --------    -------
Net income available to holders of ordinary shares and
  preference shares.........................................   633,381    318,536
                                                              --------    -------

                                                             1997                      1996
                                                    ----------------------    ----------------------
                                                    ORDINARY    PREFERENCE    ORDINARY    PREFERENCE
                                                    --------    ----------    --------    ----------
Allocated net income available....................  370,841      262,540      189,277      129,259
Distributed earnings..............................  140,281       99,912       79,282       54,333
                                                    -------      -------      -------      -------
Total allocated earnings -- Basic EPS.............  511,122      362,452      268,559      183,592
Conversion of preference share bonds..............   (5,012)       5,012       (7,160)       7,160
                                                    -------      -------      -------      -------
Total allocated earnings -- Diluted EPS...........  506,110      367,464      261,399      190,752

                                                                  1997                      1996
                                                         ----------------------    ----------------------
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING APPLICABLE  ORDINARY    PREFERENCE    ORDINARY    PREFERENCE
               TO BASIC AND DILUTED EPS:                 --------    ----------    --------    ----------
Weighted average shares -- Basic....................      60,994       42,842       60,988       41,061
Conversion of preference share bonds................           6        1,409           12        3,190
                                                         -------      -------      -------      -------
Weighted average shares -- Diluted..................      61,000       44,251       61,000       44,251
  Earnings per share -- Basic.......................        8.38         8.46         4.40         4.47
  Earnings per share -- Diluted.....................        8.30         8.30         4.29         4.31

---------------
(1) Amounts are in (i) thousands, except for per share information, and (ii) DM, except for share information.

                     INVESTMENTS OF SAP AKTIENGESELLSCHAFT
                                AND THE COMPANY

     As of December 31, 1997, figures in DM(000), except for % and employee information

                                                          NET INCOME/                      NUMBER OF
                                              OWNERSHIP     (LOSS)         EQUITY       EMPLOYEES AS OF
        NAME AND LOCATION OF COMPANY              %       FOR 1997(1)   12/31/1997(1)    12/31/1997(2)
        ----------------------------          ---------   -----------   -------------   ---------------
I. AFFILIATED COMPANIES
GERMANY
SRS Software-und Systemhaus Dresden GmbH,
  Dresden...................................      50          3,239          8,899             299
SAP Retail Solutions GmbH & Co., St.
  Ingbert...................................     100         11,885         20,345             170
Steeb Anwendungessysteme GmbH, Abstatt......     100          2,238          5,766             106
SAP Systems Integration GmbH, Alsbach-
  Haehnlein.................................      60         (2,689)        27,311             105
AsseT GmbH Assessment & Training
  Technologies, Friedrichshafen.............      75            446          1,169              12
SAP Retail Solutions
  Beteiligungsgesellschaft mbH, Walldorf....     100             (2)            50               0
STEEB-CAS Informationstechnik GmbH i.L.,
  Abstatt...................................     100            116            885               0
DACOS Software Holding GmbH, St. Ingbert....     100           (632)        13,830               0
REST OF EUROPE
SAP (UK) Limited, Feltham/UK................     100         52,113        122,430             297
SAP France Systemes Applications et
  Progiciels S.A., Paris/France.............     100         11,972         44,803             263
SAP (Schweiz) AG, Biel/Switzerland..........     100         21,512        165,654             187
SAP Nederland B.V., 's Hertogenbosch/
  Netherlands...............................     100         23,112         53,049             149
SAP Osterreich, Systeme, Anwendungen und
  Produkte in der Datenverabeitung
  Gesellschaft m.b.H., Vienna/Austria.......     100         15,471         35,808             120
SAP Danmark A/S, Brondby/Denmark............     100         19,067         39,750             136
SAP Svenska Aktiebolag, Stockholm/Sweden....     100         23,438         29,299             101
SAP ESPANA Y PORTUGAL SISTEMAS APLICACIONES
  Y PRODUCTOS EN LA INFORMATICA, S.A.,
  Madrid/Spain..............................     100          9,179         23,516             116
S.A.P., Italia Sistemi Applicazioni Prodotti
  in Data Processing S.p.A., Milan/Italy....     100          7,611         21,257             110
NV SAP BELGIUM SA, Brussels/Belgium.........     100         10,793         32,977              97
SAP CR, s.r.o., Prague/Czech Republic.......     100          2,755         13,172             113
SAP Polska Sp. z.o.o., Warsaw/Poland........     100          1,137          6,895              54
SAP Consult C.I.S., Moscow/Russia...........     100            941          2,411              53
SAP Service and Support Center (Ireland)
  Limited, Dublin/Ireland...................     100           (392)         2,220              42
DACOS Software S.A., Vaumarcus
  (NE)/Switzerland 3).......................      52            (21)           384               1
STEEB-CAS Informationstechnik AG in Liq.,
  Pieterlen/Switzerland.....................     100              0              0               0
SAP Ireland Ltd., Dublin/Ireland............     100          2,494         82,291               6
SAP Retail Solutions Nederland B.V., 's
  Hertogenbosch/Netherlands.................     100              0            222               0

                     INVESTMENTS OF SAP AKTIENGESELLSCHAFT
                         AND THE COMPANY -- (CONTINUED)

     As of December 31, 1997, figures in DM(000), except for % and employee information

                                                          NET INCOME/                      NUMBER OF
                                              OWNERSHIP     (LOSS)         EQUITY       EMPLOYEES AS OF
        NAME AND LOCATION OF COMPANY              %       FOR 1997(1)   12/31/1997(1)    12/31/1997(2)
        ----------------------------          ---------   -----------   -------------   ---------------
SAP Hungary Rendszerek, Alkalmazasok es
  Termekek az Adatfeldolgozasban Kft.,
  Budapest/Hungary..........................     100            (12)         2,452               0
AMERICAS
SAP America, Inc., Wayne, PA/USA............     100        199,588        702,937           2,580
SAP Canada Systems, Applications and
  Products in Data Processing Inc., North
  York, ONT/ Canada.........................     100         21,992         60,216             350
SAP BRASIL COMERCIO E REPRESENTACOES LTDA.,
  Sao Paulo/ Brazil.........................     100         11,756         20,182             213
SAP Labs, Inc., formerly SAP Technology,
  Inc., Palo Alto, CA/USA...................     100          4,333         10,826             258
SAP MEXICO S.A. DE C.V., Mexico City/
  Mexico....................................     100         15,230         23,080             125
SAP ARGENTINA S.A., Buenos Aires/
  Argentina.................................     100         10,259         16,722              90
SAP Andina y del Caribe S.A, Caracas/
  Venezuela.................................     100         (6,125)         4,565             101
SAP International, Inc., Miami, FL/USA......     100            216            466              15
SAP America Public Sector, Inc., Washington,
  DC/ USA...................................     100           (286)          (257)             53
WS Investment Holdings, L.P., Wilmington,
  DE/ USA(3)................................      99            528         14,773               0
ASIA/PACIFIC
SAP Japan Co., Ltd., Tokyo/Japan............     100         29,706        104,776             666
SAP AUSTRALIA PTY LTD, Sydney/Australia.....     100         12,797         40,986             249
SAP Asia Systems, Applications and Products
  in Data Processing Pte. Ltd., Singapore...     100           (329)        12,355             202
SAP Korea Limited, Seoul/Korea..............     100          2,622          5,415              69
SAP India Systems, Applications and Products
  in Data Processing Private Limited,
  Bangalore/ India..........................     100          2,272          5,037              74
SAP Data Processing (Malaysia) Sdn Bhd,
  Kuala Lumpur/Malaysia.....................     100          2,089          4,884              58
SAP New Zealand Limited, Auckland/New
  Zealand...................................     100          1,794          8,500              24
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN
  DATA PROCESSING (THAILAND) LTD.,
  Bangkok/Thailand..........................     100         (1,252)         1,277              39
SAP (Beijing) Software System Co., Ltd.,
  Beijing/China.............................     100         (2,955)         6,207              91
SAP Taiwan Co. Ltd., Taipei/Taiwan..........     100          1,424          5,347              38
SAP HONG KONG CO., LIMITED, Taikoo
  Shing/Hong Kong...........................     100          1,148          5,758              27

                     INVESTMENTS OF SAP AKTIENGESELLSCHAFT
                         AND THE COMPANY -- (CONTINUED)

     As of December 31, 1997, figures in DM(000), except for % and employee information

                                                          NET INCOME/                      NUMBER OF
                                              OWNERSHIP     (LOSS)         EQUITY       EMPLOYEES AS OF
        NAME AND LOCATION OF COMPANY              %       FOR 1997(1)   12/31/1997(1)    12/31/1997(2)
        ----------------------------          ---------   -----------   -------------   ---------------
SAP PHILIPPINES SYSTEMS, APPLICATIONS AND
  PRODUCTS IN DATA PROCESSING, INC., Makati
  City/ Philippines.........................     100         (1,568)          (523)             33
SAP India (Holding) Pte. Ltd., Singapore....     100            (11)           794               0
PT SAP Asia, Jakarta/Indonesia..............     100           (671)          (167)             16
AFRICA
SYSTEMS APPLICATIONS PRODUCTS (SOUTHERN
  AFRICA) (PTY) LTD, Woodmead/South
  Africa....................................     100          9,083         13,921             125

--------------------------------------------------------------------------------
(1) These figures do not include eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the consolidated financial statements.

(2) As of December 31, 1997, including managing directors.

(3) Not consolidated according to Article 296(2) of the German Commercial Code.

                     INVESTMENTS OF SAP AKTIENGESELLSCHAFT
                         AND THE COMPANY -- (CONTINUED)

     As of December 31, 1997, figures in DM(000), except for % and employee information

                                                        NET INCOME/                        NUMBER OF
                                           OWNERSHIP      (LOSS)          EQUITY        EMPLOYEES AS OF
      NAME AND LOCATION OF COMPANY             %        FOR 1997(1)    12/31/1997(1)     12/31/1997(2)
      ----------------------------         ---------    -----------    -------------    ---------------
II. ASSOCIATED COMPANIES
IDS Prof. Scheer Gesellschaft fur
  integrierte Datenverarbeitungssysteme
  mbH, Saarbrucken/Germany(3)............    25.2          1,653          56,352              513
SAP Solutions GmbH, Freiberg/Germany.....      40          8,362          11,432              299
Schmidt, Vogel und Partner Consult
  Gesellschaft fur Organisation und
  Managementberatung mbH,
  Bielefeld/Germany(3)...................    25.2          1,081           1,450              127

--------------------------------------------------------------------------------
(1) These figures do not include eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the consolidated financial statements.

(2) As of December 31, 1997, including managing directors.

(3) Included in the consolidated financial statements for the first time.

                     SUPERVISORY BOARD AND EXECUTIVE BOARD

SUPERVISORY BOARD

Elected at the Annual General Meeting:

Dr. Bernd Thiemann
Kronberg/Taunus
Chairman of the DG Bank
Frankfurt am Main
Chairperson

Dr. Wilhelm Haarmann
Kronberg/Taunus
RA WP StB HAARMANN, HEMMELRATH & PARTNER
Frankfurt am Main

Dr. Heinrich Hornef
Weinheim

Klaus-Dieter Laidig
Boblingen

Botho von Portatius
Cologne

Prof. Dr. August-Wilhelm Scheer
Saarbrucken
Director of the Institute for Information Systems
Saarland University
Saarbrucken

ELECTED BY THE EMPLOYEES:

Helga Classen
St. Leon-Rot
Deputy Chairperson

Willi Burbach
Dusseldorf

Rudiger Gerber
Bad Schonborn

Bernhard Koller
Walldorf

Dr. Gerhard Maier
Wiesloch

Alfred Simon
Malsch
EXECUTIVE BOARD

Dietmar Hopp
Walldorf
Co-Chairman and CEO
Administration, Sales and Consulting in Germany,
Corporate Communication

Prof. Dr. h. c. Hasso Plattner
Schriesheim/Altenbach
Co-Chairman and CEO
Basis Development, Technology, Industry Solutions

Dr. Claus E. Heinrich
Walldorf
Logistics Development, Industry Solutions

Prof. Dr. Henning Kagermann
Hockenheim
Development Financials, Human Resources, Industry Solutions

Gerhard Oswald
Wiesloch
R/3 Services, Training, Internal Systems

Dr. h. c. Klaus Tschira
Heidelberg
Human Resources Development

Paul Wahl
Wilhelmsfeld
SAP America, Inc. (CEO), Worldwide Marketing

Dr. Peter Zencke
Weinheim
Development Logistics, Industry Solutions

EXTENDED MANAGEMENT BOARD

Michael Gioja as of January 1, 1998
Stutensee
Human Resources Development

Karl-Heinz Hess
Stutensee
Basis Development

Dieter Matheis
Muhlhausen
Chief Financial Officer

Paul Neugart
Hockenheim
Head of Sales in Germany

Dr. Gerhard Rode until December 31, 1997
Ostringen
Basis Development

           SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                    DM (000)

                                                                  ADDITIONS
                                                     -----------------------------------
                                         BEGINNING   CHARGED TO COSTS   CHARGED TO OTHER                ENDING
DESCRIPTION                               BALANCE      AND EXPENSES         ACCOUNTS       DEDUCTIONS   BALANCE
-----------                              ---------   ----------------   ----------------   ----------   -------
Allowances for Doubtful Accounts:
  Year ended December 31, 1995.........   20,560          17,557                             14,560     23,557
  Year ended December 31, 1996.........   23,557          31,739                              5,000     50,296
  Year ended December 31, 1997.........   50,296          51,266                              9,200     92,362